
03050247

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82- SUBMISSIONS FACING SHEET

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REGISTRANT'S NAME Television Broadcasts Limited

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MAY 08 2003
THOMSON FINANCIAL

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FILE NO. 82- 1078 FISCAL YEAR 12-31-02

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OICF/BY: dlw

DATE : 4/24/03

Television Broadcasts Limited
Annual Report 2002


TVB
2002

電視廣播有限公司
二〇〇二年度年報告



CONTENTS

Corporate Information	2
Notice of Annual General Meeting	3
Chairman's Statement	6
Management Discussion and Analysis	8
Report of the Directors	15
Five-Year Financial Review	25
Report of the Auditors	26
Consolidated Profit and Loss Account	27
Consolidated Balance Sheet	28
Balance Sheet	29
Consolidated Statement of Changes in Equity	30
Consolidated Cash Flow Statement	31
Notes to the Accounts	33

CORPORATE INFORMATION

DIRECTORS

Sir Run Run Shaw, G.B.M. (EXECUTIVE CHAIRMAN)
Mona Fong (DEPUTY CHAIRPERSON)
Louis Page (MANAGING DIRECTOR)
Chow Yei Ching, O.B.E.
Christina Lee Look Ngan Kwan
Lee Jung Sen, O.B.E. *
Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Chien Lee (alternate director to Lee Jung Sen)
Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan)

** Independent non-executive directors*

COMPANY SECRETARY

Ho Chan Fai

EXECUTIVE OFFICERS

Ho Ting Kwan (GROUP GENERAL MANAGER)
Raymond Roy Wong (ASSISTANT GENERAL MANAGER - TELEVISION BROADCASTING)
Cheong Shin Keong (ASSISTANT GENERAL MANAGER - TELEVISION BROADCASTING)
Stephen Chan Chi Wan (ASSISTANT GENERAL MANAGER - TELEVISION BROADCASTING)

REGISTERED OFFICE

TV City, Clear Water Bay Road, Kowloon, Hong Kong

AUDITORS

PricewaterhouseCoopers

SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
Rooms 1901-5
19th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the shareholders of the Company will be held at the Magnolia and Camomile Rooms, Lower Level II, Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong, on Wednesday, 28 May 2003 at 11:00 a.m. for the following purposes:-

(1) To receive and consider the Company's Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2002;

(2) To sanction a final dividend;

(3) To elect Directors;

(4) To appoint Auditors and authorise the Directors to fix their remuneration;

(5) As special business, to consider and, if thought fit, pass the following Resolutions as Ordinary Resolutions:-

(I) THAT:

(a) subject to paragraph (c) below and in substitution of all previous authorities, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with unissued shares in the capital of the Company and to make or grant offers, agreements, options and other rights, or issue securities, which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements, options and other rights, and issue securities, which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; or (ii) any scrip dividend or similar arrangement providing for allotment of shares in lieu of the whole or part of a dividend on the ordinary shares in the Company (such ordinary shares being defined in this and the following Resolution (II), "Shares") in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(i) 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution; and

(ii) (if the directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to the directors of the Company by this Resolution; and

"Rights Issue" means an offer of shares in the Company, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by the directors of the Company, to holders of Shares on the register (and, where appropriate, to holders of other securities of the Company entitled to be offered them) on a fixed record date in proportion to their then holdings of Shares (or, where appropriate, such other securities), subject in all cases to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong.

(II) THAT:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited or any other stock exchange on which the Shares may be listed and recognised by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this Resolution and the approval pursuant to paragraph (a) shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to the directors of the Company by this Resolution.

(III) THAT the directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution (I) above in respect of the share capital of the Company referred to in paragraph (c)(ii) of such resolution.

(IV) THAT the period of 30 days during which the Company's Register of Members may be closed under Section 99(1) of the Companies Ordinance during the calendar year 2003 be and it is hereby extended, pursuant to Section 99(2) of the Companies Ordinance, to 60 days.

By Order of the Board

Ho Chan Fai
Company Secretary

Hong Kong, 26 March 2003

A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.

The Register of Members of the Company will be closed from 7 May 2003 to 28 May 2003, both dates inclusive.

Explanatory Notes To The Resolutions

Set out below is a brief explanation of the purpose of each resolution.

Resolution No:	Purpose
(5)(I)	General Mandate authorising the directors to issue additional shares.
(5)(II)	General Mandate authorising the directors to repurchase issued shares.
(5)(III)	Extension of authority given under Resolution (5)(I) to shares repurchased under the authority given in Resolution (5)(II).
(5)(IV)	Extension of the number of days during which the Company's Register of Members may be closed for 2003, from 30 to 60 days.

CHAIRMAN'S STATEMENT



Reflecting continued general economic malaise in Hong Kong and around the world, 2002 was another challenging year for TVB. Nevertheless, though we are cautious in taking a more optimistic view for the future, we feel there are better days ahead.

While our local revenues from advertising sales were down approximately 12% year-on-year, much of the shortfall there was made up for by the continuing progress of our international businesses. Thus our 2002 consolidated revenues of HK$3,162 million were down only 3% compared to the previous year, and our 2002 profits of HK$590 million were almost the same as our 2001 profits of HK$589 million (restated downward from HK$596 million pursuant to the adoption of the new accounting standard (SSAP 34) issued by the Hong Kong Society of Accountants).

At the Company's Annual General Meeting, the directors will recommend a final dividend of HK$0.75 per share. Including the interim dividend of HK$0.20 per share, paid on 4 October 2002, the total dividend per share for the year will be HK$0.95 the same as the previous year.

TVB's competitive positioning in Hong Kong's free-to-air market continues solid. In fact, our ratings and audience share are as strong as they have ever been. Thus we are very well positioned to benefit from the improvement in the economy we and many other observers anticipate for 2003.

As noted, our international operations continue to increase their contributions to both our top and bottom lines. We expect this positive trend will continue in coming years resulting in greater diversification and reduced volatility of both our consolidated revenue and earnings.

Our international licensing operations, once again delivering very positive performance, continue to be a particularly bright spot in our results. We expect ongoing growth in this area of our business, though perhaps at somewhat less stellar rates in coming years.

After a period of intensive restructuring, our Taiwan operations turned around in 2002, delivered positive results in the second half of the year, and will make a significant contribution to consolidated profits in 2003. At the same time, results for our two satellite channels, TVB8 and Xing He, continue to improve.

Our overseas pay TV platforms continue to make overall progress. Most notably, in the USA we signed an agreement with DirecTV whereby they will handle the distribution of our USA service, giving us immediate access to the entire USA market and making possible a further increase in the already impressive growth of the USA subscriber base. In Europe we have just finished addressing a piracy problem that was retarding growth in our service there. The much-improved technology employed to combat this piracy encourages us in the belief that the problem won't reoccur anytime soon. Thus we anticipate an upswing in subscriber numbers there. In Australia, where progress has been slower than we would like, we are presently exploring ways to improve results.

In line with the trend of previous years, TVB's cooperative production activities in mainland China saw another year of growth in 2002. As the need for Mandarin language programming continues to increase throughout our international distribution system, we anticipate continued, steady growth in this area.

After several years of hard work planning the Galaxy pay TV project and searching in very difficult capital market conditions for a government-mandated investor, we were recently very pleased to announce the finalizing of an agreement with Intelsat, one of the world's pre-eminent telecommunications companies and a pioneer in the field of satellite-based communications. Intelsat is an ideal partner for TVB in the Galaxy project. We now look forward to launching by the year end of 2003 an attractively priced pay TV service that, drawing upon TVB programming resources, will respond more effectively and creatively to the television entertainment needs of Hong Kong pay TV viewers.

2003 is the year we will say good-bye to our long-time home at TV City in Clearwater Bay and complete our relocation to our new production and management center at the new TVB City in Tseung Kwan O. We look forward to the improved production capacity, production values and economies that this new, state-of-the-art, all digital facility will open to us.

Finally, as always, I cannot close my annual remarks without expressing my personal thanks for the vital contributions made to the Company by both management and staff during the challenging times we are passing through.

Run Run Shaw
Executive Chairman

Hong Kong, 26 March 2003

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

(a) Operating Results for the Year

For the year ended 31 December 2002, the Group has achieved a turnover of HK$3,162 million representing a decrease of 3% over last year. Profit attributable to shareholders amounted to HK$590 million, a slight increase of 0.1% over last year's profit of HK$589 million. Last year's originally announced profit of HK$596 million was restated downward to HK$589 million to reflect adjustments pursuant to the adoption of a new accounting standard SSAP 34 (Revised) issued by the Hong Kong Society of Accountants on Employee Benefits. Earnings per share are the same as last year, i.e. HK$1.35.

(b) Business Review and Prospect

Terrestrial television broadcasting

At the beginning of 2002, we looked forward to capitalizing on the revenue opportunities brought about by the growth of the market in mainland China.

Our efforts in this direction have proven worthwhile. Programme sponsorship revenue from advertisers of mainland China grew substantially in 2002, rivaling programme sponsorship revenue from advertisers of Hong Kong.

Another important 2002 sales initiative, designed to combat the weakness of the overall advertising market, was the development of what we call "info-service segments". These are short, informative programme segments sponsored by advertisers. We were able to increase revenue substantially in this area without any opportunity cost to regular airtime resources.

Though growth in these areas was insufficient to make up for market softness in other revenue categories, the potential for further growth in both areas in 2003 is very encouraging. Our sales efforts in mainland China in particular will be geared-up considerably.

Although recently announced Government of HKSAR ("the Government") strategies to balance the budget by increasing taxes will inevitably take their toll on consumer spending, the economy is expected to show modest improvement in the latter part of the year. Moreover, other changes in government policy are encouraging and supportive of an improved outlook for our business. With effect from the renewal of our licence in November 2002, the Government has relaxed restrictions on programme and product sponsorship.

With these relaxations, product and programme sponsorship have the potential to contribute significantly to our total revenue in coming years than in the past. Our efforts will be focused strongly in these areas in 2003. We will also work to increase significantly both the frequency of client contact and the number of creative selling proposals that we make.

The Jade Channel

With an overall weekday primetime average audience share of 81%, Jade Channel's rating performance in 2002 was impressive. The top 67 highest-rating programmes on Chinese terrestrial TV were Jade programmes.

The top ten dramas on Jade attracted an average of 1.9 to 2.2 million viewers per episode. Light-hearted series with warm, positive messages, such as "The Monkey King - Quest For The Sutra", "Family Man", "Legal Entanglement" and "The Trust of a Lifetime", topped the chart. The long-running costume situation comedy, "Virtues of Harmony", concluded during the year with a total of 322 episodes, drawing an average 1.8 million viewers.

Jade continued the market leader in variety, game shows and musical extravaganzas. "TVB's 35th Anniversary Special" was the top TV programme of the year with an average viewership of 2.4 million. The "Miss Hong Kong Pageant 2002 (Final)", which celebrated its 30th Anniversary, pulled an average of 2 million viewers.

Adding diversity to its programming lineup, Jade presented "Passion for Life", the fruit of a two-year production effort. The series, which gained much acclaim in the community, brought to life for local audiences the lives, visions and passions of four distinguished Chinese cultural icons.

TVB was also able to broadcast live to Hong Kong sports fans the crucial last three matches of "2002 FIFA World Cup Korea/ Japan", including quality commentary and production. The highly popular semi-final contests garnered an average audience share of 90% of terrestrial Chinese channel viewers.

TVB continued to deliver timely reports and quality analysis of issues of public interest. More than 2.4 million viewers watched the news special "9/11 Anniversary Ceremonies" in memorial of the tragic events in New York.

The Pearl Channel

The Pearl Channel achieved an overall average primetime audience share of 74% for the year. The top 112 highest-rating programmes on terrestrial English TV were all on Pearl.

With its strong line-up of blockbuster movies, Pearl in 2002 maintained its position as the second most-highly-rated of all terrestrial channels, including both English and Chinese channels, in the 9:30 p.m. - 11:30 p.m. timeslot on Sundays, just behind the Jade Channel.

Throughout the year, Pearl continued successfully to draw viewers to its high-quality and varied programming. Highly acclaimed drama series such as "ER", "The X-Files", "The West Wing", "24"; documentaries like "Dinotopia", "Evolution" "Space"; and business programmes such as "CEO Exchange: Conversations in Leadership", "Commanding Heights - The Battle for the World Economy", were all well received by Pearl viewers.

During the year, Pearl brought to Hong Kong audiences, important and popular international sports events such as the live broadcasts of the semi-finals and finals of the "2002 FIFA World Cup Korea/Japan", highlights of the "UEFA Cup Special" and "English Premier League". Through the broadcast of cultural performances (e.g. concerts of cellist Yo-Yo Ma and pianist Yundi Li), Pearl continued its effort to cultivate audience interest in cultural programming.

Community and Public Service

Despite the downbeat economic climate of the year, TVB, through its different fund-raising programmes and other community work, raised about HK$114.7 million for a variety of social causes and charitable organizations. The ever-popular annual fund raising programme, "Tung Wah Charity Show 2002", raised HK$71.9 million, topping the list of all fund raising programmes for the year. The "Community Chest Charity Show 2002" raised over HK$13 million, while the game shows "Brainworks" and "Russian Roulette" contributed HK$1.6 million and HK$0.6 million respectively to various charity organizations and services.

Commendations and Awards

As in previous years, TVB's excellence in programme production, on-air promotion and commitment to community service won critical acclaim and international recognition in 2003.

"WTO Challenge" was given the Peabody Award in the 61st Annual Peabody Awards. "News Magazine: Asian Economy, Japan" was winner of the "Best News/Current Affairs Special in the Asian Television Awards 2002", while "News At 6:30" was runner-up for "Best News Programme". "News Magazine: Hu Jintao - In The Wings", "Tuesday Report: Agony & Ecstasy" and "Friday Report: My Dad Is An Old Man", were all selected as finalists in "The New York Festivals 2002". "Friday Report: My Dad Is An Old Man" and "Friday Report: The Broken Schoolhouse" were also selected as finalists in ABU/CASBAA UNICEF Child Rights Awards 2002.

In the Asian Television Awards 2002, "Dreams Come True" was winner of "Most Innovative Programme" while "Step Into The Past", "Miss Chinese International Pageant 2002" and TVB Jade were highly commended for "Best Drama Series", "Best Entertainment Special" and "Terrestrial Channel Of the Year", respectively.

In the Promax Asia 2002 Awards, "Wimbledon 2002 - Kung Fu" won the gold prize in "Best Sports Promo" and "Valentine's Day Image" won the silver prize in the "Holiday/Seasonal Programme Promotion" category.

At the 24th Annual BDA Design Awards, "Miss Hong Kong Pageant 2001 (Final)" received the silver award in the "One Time Only Set" category, and "K-100" won the bronze award in the "Talk Set" category.

"Morning Star Incredible Journey 2002" was granted the bi-annual "Friends of Thailand Award 2002" by the Tourism Authority of Thailand under the "International Media" category.

In 2002, in view of its contribution to the community, TVB was also recognized as a "Caring Company" by the Hong Kong Council of Social Service.

New TVB City

Construction of the new TVB City at Tseung Kwan O was substantially completed in 2002. Relocation of studios and offices to the new facility also started in the latter half of the year, with the entire removal scheduled for completion by the third quarter of 2003. Substantially larger than the old facility at Clearwater Bay, the new, all-digital, state-of-the-art production and management facility will expand and upgrade TVB's production capability and position the company favourably for many years to come.

Licence Renewal and Operating Conditions

The Chief Executive in Council approved the renewal of TVB's domestic free television programme service licence for 12 years upon the expiry of its current licence on 30 November 2003.

To improve business prospects of television broadcasters, the Government also announced its intention to allow greater flexibility and latitude in the broadcast of non-designated-language commercials and in programming, product placement and sponsorship arrangements.

Programme Licensing and Distribution

Notwithstanding a slight setback in our video business resulting from sluggish economies around the region, the overall performance of programme licensing and distribution for the year 2002 showed single-digit growth year-on-year. The growth came mainly from licensing to the television sectors of key markets such as Malaysia, Singapore and Canada.

Notwithstanding a change in regulations in mainland China in year 2000 prohibiting the broadcast of imported programming in primetime, our 2001 results showed considerable improvement over the previous year. However, a further change in July 2002 extended the duration of the primetime period, further reducing the broadcasting window available to imported programming. This resulted in a small reduction in our mainland China television licensing revenue. The shortfall was offset by the continuing strong growth in our VCD licensing revenue supported by better distribution and improved cooperation with the licensees of mainland China in combating piracy. Overall, our 2002 licensing revenue from mainland China recorded double-digit growth over 2001.

Overseas Satellite Pay TV Operations

(a) TVB Satellite Platform (TVBSP) USA

The subscriber base of our multi-channel direct-to-home ("DTH") satellite service in the USA grew at an attractive rate in 2002. Commencing in early 2003, DirecTV will distribute our 5-channel package on its nationwide platform. Penetration of the Chinese market segment is expected to accelerate considerably with the improved distribution and sales support provided by the DirecTV network. Our New York office will be operational in the first quarter of 2003, strengthening our distribution and advertising sales presence in the region.

(b) TVB Australia (TVBA)

In Australia, our DTH satellite service revamped its subscription packages and was able to achieve modest growth in the subscriber base during the year. Shanghai Broadcasting Network's satellite channel was added to our service, enabling us to offer a competitively stronger, 10-channel package. Negotiations with several programming channels from mainland China have begun. Including these channels in our package will enable us to more effectively target the sharply increasing Mandarin speaking Chinese population in Australia.

(c) The Chinese Channel (TCC) Europe

In Europe, smart card piracy in our DTH service in 2002 was still the main impediment to healthy growth. A number of interim remedial measures were implemented during the year but were unsuccessful in solving the problem. However, the technology available to address this sort of piracy has improved considerably, and our system supplier has recently completed installation of a new, state-of-the-art encryption system which we believe will solve the problem, opening the way to reinvigorated growth in the subscriber base in 2003.

Channel Operations

(a) Taiwan

Following thorough restructuring within our Taiwan television operation in mid 2002, both revenue and operating results of our TVBS channels recorded substantial growth in 2002 despite continuing poor economic conditions and the highly competitive television industry in Taiwan.

In 2003, TVBS will consolidate its television and magazine resources to improve further on revenue and profitability. Together with steady growth in revenue from its overseas channel, TVBS-Asia, as well as the potential benefits from Taiwan's membership in the WTO, we expect TVBS to continue to grow and to be profitable in 2003.

(b) TVB8 & Xing He

The landing of our Xing He and TVB8 channels in Malaysia has brought substantial growth in subscription revenue. Other markets, such as the USA, Japan, Singapore and Australia, also delivered healthy increases in subscribers. A balanced mix of programming focused on entertainment and leisure content was welcomed by viewers and supported subscriber growth. The number of homes reached by TVB8 in mainland China rose significantly through extensive distribution efforts.

2003 will see additional effort focused on further increasing the number of homes reached in mainland China, which in turn will support advertising sales in the country.

Other Activities

(a) Jade Animation

Despite the drop in revenue in 2002, Jade Animation achieved single-digit growth in profit by improved margins and cost saving measures. Animation distribution and merchandising activities in mainland China have commenced contributing to the Group's revenue and profits. Jade Animation will focus on own project development and animation channel operation while building up international strategic partners to secure co-production and international markets.

(b) Internet Operations (Hong Kong & China)

Our Hong Kong Internet operations, conducted through our wholly-owned subsidiary, TVB.COM Limited, achieved a modest level of operational profitability in 2002 after a year of consolidation.

Because of impressive growth in the numbers of Hong Kong broadband subscribers, the provision of content to broadband content portals has generated a substantial increase in revenue. Revenue from infoline and mobile telephone related services also provided a steady income flow that promises to grow further in the coming year.

A new source of revenue growth is the provision of value-added content to multimedia services on 2.5G and 3G mobile networks. Operational expenses have been well controlled. This, together with the promising growth of mobile telephone services, gives us an encouraging, positive income outlook for 2003.

To better reflect the expansion of its business scope to provide value-added content to multimedia platforms, the name of our Shanghai-based jointly controlled entity was changed to 上海新视线互动多媒体有限公司. The provision of value-added content to Shanghai Telecom's broadband subscribers is expected to commence this year. This promises to improve revenue substantially.

(c) Magazine Publishing

The economic downturn and high unemployment rates contributed to extremely hard times for Hong Kong in 2002. The publishing industry suffered along with the rest of the economy and will continue to face stiff challenges in the coming year. Notwithstanding the negative influences, TVB Publications Limited recorded an increase in net profit for 2002, mainly contributed by advertising income and below-the-line sales projects.

According to research recently conducted by The Hong Kong Advertisers Association, advertising spending through different media decreased dramatically in 2002. The one exception was Internet advertising which saw an increase based on growing numbers of Internet users. In year 2002, we continued actively to promote our magazine and latest news through tvb.com, which allows direct interaction with our readers in different parts of the world.

To ensure our position as the leader of the industry and to maintain stable profit for the company, in 2003 we will put more effort into event marketing and advertisement recruitment. We are looking forward to a substantial growth in revenues as well as an increased market share in 2003.

HK Pay TV

After negotiations extending over several months during the second half of 2002, TVB was very pleased to announce on 20 February 2003 the signing of an investment agreement with Intelsat, Ltd. ("Intelsat") for the funding of TVB's Hong Kong Pay TV subsidiary, Galaxy Satellite Broadcasting Limited ("GSBL"). Under the agreement, Intelsat will acquire 51% of GSBL's effective interest, while TVB will retain a 49% minority stake.

With funding now in place, GSBL will proceed with preparations to launch by the end of 2003 a competitively priced 24-channel service containing 5 core channels of Chinese language programming supplied by TVB, and, additionally, an attractive package of international and other channels acquired from other sources. The service will be expanded to 40 channels within 18 months of launching.

FINANCIAL REVIEW

(a) Capital Structure and Liquidity

With the new TVB City Project nearing completion, the fixed assets of the Group increased by HK$512 million, a 31% increase over 2001. This has caused a reduction of HK$310 million in our cash and bank balances which showed a position of HK$362 million at the end of the year 2002. It is expected that further cash expenditures of HK$500 million will be made and taken to account in 2003. For this, we have arranged with our bankers additional facilities to cover the shortfall if it cannot be met by cash generated from operations. Cash and cash equivalents held by the Group were principally in Hong Kong Dollars and US Dollars and were not related to debts.

There is an increase in film rights and programme inventories of HK$126 million on account of increased acquisition and production of programmes during the year enabling us to meet the needs of channel supply agreements with GSBL Pay TV services (to be launched in the latter part of this year) and others. Accounts receivable have been reduced by HK$181 million reflecting a lower billing for our local advertising sales and improved collection of accounts. Accounts payable have decreased as more progress payments on the new TVB City Project have been made as the project nears completion.

The Group maintained a low gearing ratio of 10.8% as of 31 December 2002 (2001: 9.9%) which was measured by total debts of HK$356 million (December 2001: HK$307 million) against a shareholders' fund of HK$3,274 million (December 2001: HK$3,095 million). Shareholders' fund as of 31 December 2002 was restated from HK$3,144 million to HK$3,095 million to take in adjustments for employee leave entitlements not provided for in prior years, brought about by the adoption of SSAP 34 (Revised) issued by the Hong Kong Society of Accountants on employee benefits.

- Debts increased over last year by HK$49 million due to additional funding requirements of overseas subsidiaries and also loans taken out for the new TVB City Project.

- Debts consisted of short and long-term bank loans, notes payable and bank overdrafts taken out mainly for purchase of properties, equipment and studio facilities in Taiwan and the new TVB City Project. Loans totalling HK$162 million (December 2001: HK$144 million) were secured by assets of subsidiary companies.

- All debts were subject to floating rates of interest at an agreed percentage above the prevailing basic lending rates of the banks.

- A profile of debt maturity was as follows: within one year, HK$300 million (84%); in the second year, HK$9 million (3%); in the third to fifth years, HK$26 million (7%); and after the fifth year, HK$21 million (6%).

- Debts were denominated mainly in New Taiwan Dollars (76%), British Pounds (14%), Hong Kong Dollars (8%) and other currencies, such as US and Australian Dollars.

- The Group had no committed borrowing facilities during the year.

Capital commitments of the Group, excluding the Group's share of commitments for jointly controlled entities, decreased by 53% to HK$606 million (December 2001: HK$1,298 million).

There was no material acquisition or disposal of subsidiaries and associated companies during the year.

(b) **Contingent Liabilities**

There were guarantees to the extent of HK$89.6 million (December 2001: HK$93.6 million) provided to bankers for banking facilities and a performance bond issued to the Government. Upon entering into the Subscription and Shareholders Agreement with Intelsat Hong Kong, LLC, a subsidiary of Intelsat, the Group's effective interest in GSBL has been reduced to 49%. Arrangement is being made for the new holding company of GSBL to substitute surety for the performance bond (HK$88 million) issued to the Government.

On 18 July 2002, GSBL was served a court claim filed by Americom Asia-Pacific, LLC ("AAP"), issued in London for outstanding satellite transponder service fees in the total sum of US$1,132,235 pursuant to the GE-1A Satellite Transponder Service Agreement made between the parties in September 2000. The claim was subsequently withdrawn by AAP and therefore it has no material financial impact on the Group.

(c) **Exposure to fluctuation in exchange rates and related hedges**

As of 31 December 2002, exchange contracts entered into with bankers to sell forward certain foreign currencies in order to hedge against fluctuation for trade receipts from overseas customers amounted to HK$0.79 million. When translated at rates ruling at 31 December 2002, the value worked out came very close to the value of these contracts.

HUMAN RESOURCES

As of 31 December 2002, the Group employed, excluding directors and freelance workers but including contract artistes and staff in overseas subsidiary companies, a total of 5,039 (2001: 5,194) fulltime employees. About 26% of these were employed in overseas subsidiaries and were paid on a scale and system relevant to their localities and local legislation. For local employment, different pay schemes are operated for contract artistes, sales and non-sales employees. Contract artistes are paid either on a show basis or by a package of shows. Sales personnel are remunerated based on on-target-earning packages comprised of salary and sales commissions. Non-sales personnel are offered a monthly salary. The year-end bonus equivalent to one month's salary was withdrawn from 1 January 2002. There was no share option scheme adopted by the Group during the year. From time to time, the Group organizes, either in house or with vocational institutions, seminars, courses and workshops on subjects of technical interest, industry safety, management skills and related studies, apart from sponsorship of training programmes that employees may enroll. With GSBL being reclassified as an associated company, about 61 GSBL staff will depart from the TVB Group from 20 February 2003.

REPORT OF THE DIRECTORS

The directors submit their report together with the audited accounts for the year ended 31 December 2002.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activity of the Company is terrestrial television broadcasting, together with programme production and other broadcasting related activities. The principal activities of the subsidiaries are detailed in note 36 to the accounts.

An analysis of the Group's performance for the year by business and geographical segments is set out in note 2 to the accounts.

RESULTS, APPROPRIATIONS AND RESERVES

The results of the Group for the year are set out in the consolidated profit and loss account on page 27.

Movements in the reserves of the Group and the Company during the year are set out in note 25 to the accounts on pages 57 to 60.

Distributable reserves of the Company at 31 December 2002, calculated under Section 79B of the Hong Kong Companies Ordinance, amounted to HK$2,498,959,000 (2001 as restated : HK$2,448,203,000).

DIVIDENDS

An interim dividend of HK$0.20 per share, totalling HK$87,600,000, was paid on 4 October 2002. The directors now recommend the payment of a final dividend of HK$0.75 per share in respect of the year ended 31 December 2002 payable to shareholders who are on the Register of Members on 28 May 2003.

DONATIONS

Charitable and other donations made by the Group during the year amounted to HK$455,000.

FIXED ASSETS

Details of the movements in fixed assets of the Group are set out in note 12 to the accounts.

SHARE CAPITAL

Details of the movements in share capital of the Company are set out in note 24 to the accounts.

FIVE-YEAR FINANCIAL REVIEW

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 25.

DIRECTORATE AND SENIOR MANAGEMENT

The following directors and senior managers were in office during the year and at the date of this report.

Sir Run Run Shaw, G.B.M. (Executive Chairman)
aged 95, is the President of the Shaw group of companies with substantial interests in the entertainment and movie industry. Through the Shaw group, he holds a major interest in the share capital of the Company. He is one of the founding directors of the Company and became Chairman in 1980. He is the husband of Ms. Mona Fong, the Deputy Chairperson of the Company.

Mona Fong (Deputy Chairperson)
aged 68, has been a director of the Company since 1988 and appointed as Deputy Chairperson on 25 October 2000. Ms. Fong is the Executive Deputy Chairman and Managing Director of Shaw Brothers (Hong Kong) Limited and Managing Director of the Shaw group of companies. She is also the Chairperson of The Shaw Foundation Hong Kong Limited, The Shaw Prize Foundation Limited and The Sir Run Run Shaw Charitable Trust and member of the Board of Trustees of the Shaw College of the Chinese University of Hong Kong. Ms. Fong is the wife of Sir Run Run Shaw, the Executive Chairman of the Company.

Louis Page (Managing Director)
aged 53, was appointed a director of the Company in 1987 and as Managing Director in September 1995. He is an executive director of the Shaw group of companies.

Chow Yei Ching, O.B.E.
aged 67, was appointed a director of the Company in 2000. He is the Founder and Chairman of Chevalier Group, which consists of three listed companies on the Hong Kong Stock Exchange - Chevalier International Holdings Limited, Chevalier iTech Holdings Limited and Chevalier Construction Holdings Limited, and one listed company on the Singapore Stock Exchange - Chevalier Singapore Holdings Limited. He is also a non-executive director of Shaw Brothers (Hong Kong) Limited and Van Shung Chong Holdings Limited. In 2001, he was appointed the Honorary Consul of the Kingdom of Bahrain in Hong Kong.

Christina Lee Look Ngan Kwan
aged 79, is the widow of the Founder of the Company, Mr. Lee Hsiao-Wo. Mrs. Lee became a director of the Company in 1981. She is actively involved in Caritas, Hong Kong, a local charitable organisation.

Lee Jung Sen, O.B.E. (independent non-executive director)
aged 87, is one of the founding directors of the Company. He is a director of Lee Gardens International Holdings Limited and Shanghai Commercial Bank Limited.

Li Dak Sum, DSSc. (Hon.), J.P. (independent non-executive director)
aged 82, is the Chairman of Sharp-Roxy (Hong Kong) Limited which markets "Sharp" products in Hong Kong and China. Dr. Li is also the Chairman of various hotel operations in Singapore, Australia and New Zealand. He was appointed a director of the Company in 1995.

Kevin Lo Chung Ping
aged 66, joined the Company in 1966 as Project Engineer and as General Manager from 1978 to 1980. He was appointed a director in 1977. He is also a director of Gold Peak Industries (Holdings) Limited.

Chien Lee (alternate director to Mr. Lee Jung Sen)
aged 49, is a director of the Scottish and Eastern Investments Limited. He is also a director of Hysan Development Company Limited and Swire Pacific Limited. He was appointed as Mr. Lee's alternate in July 1995.

Anthony Hsien Pin Lee (alternate director to Mrs. Christina Lee Look Ngan Kwan)
aged 45, is a director of Hysan Development Company Limited and Lee Hysan Estate Company Limited, and also a director and substantial shareholder of Australian-listed Beyond International Limited. He was appointed as Mrs. Lee's alternate in September 2002.

Ho Ting Kwan
aged 58, joined TVB in 1968 as Assistant Accountant. He has since worked as Accountant, Chief Accountant and Comptroller. He was appointed Controller (Administration) in 1982 and promoted to Assistant General Manager in 1986. He was appointed Assistant General Manager - Television Broadcasting in July 1990 and as Deputy General Manager - Television Broadcasting in March 1992. He was also Company Secretary from April 1995 to April 2002. He was appointed General Manager - Television Broadcasting in November 1995. In April 2002, he was promoted to the position of Group General Manager.

Raymond Roy Wong

aged 65, a journalist, was employed by the Company as Manager of News, Public Affairs and Sports from 1977 to 1978. In 1980 he headed the News Division as Controller (News & Public Affairs) until 1991. He rejoined TVB's management team in February 1994 as Assistant General Manager - Television Broadcasting.

Cheong Shin Keong

aged 46, joined TVB as Controller, Marketing & Sales in 1989. He has extensive experience in the advertising industry specialising in media planning, buying and research. He was promoted to Assistant General Manager - Television Broadcasting in November 1995.

Stephen Chan Chi Wan

aged 44, joined TVB in 1994 as Controller (Programme) and took on the added responsibilities of Controller (External Affairs) in 1996. He was promoted to Assistant General Manager - Television Broadcasting in April 2002.

DIRECTORS

Mr. Anthony Hsien Pin Lee was appointed as alternate to Mrs. Christina Lee Look Ngan Kwan on 3 September 2002.

Dr. Li Dak Sum retires by rotation under Article 93 of the Articles of Association and being eligible, offers himself for re-election.

DIRECTORS' INTERESTS

None of the Directors of the Company has a service contract with the Company which is not determinable within one year, without payment of compensation, other than statutory compensation. No share options of the Company have been granted to the Directors during the year.

The Company has agreements with Shaw Brothers (Hong Kong) Limited for the lease of certain premises in Clear Water Bay Road, Kowloon, Hong Kong. The Executive Chairman of the Company, Sir Run Run Shaw, is the Chairman of Shaw Brothers (Hong Kong) Limited, in which he also has substantial attributed corporate interests. The Deputy Chairperson of the Company, Ms. Mona Fong, is the Executive Deputy Chairman and Managing Director of Shaw Brothers (Hong Kong) Limited.

In November 2001, the Company entered into an agreement with Chevalier (Network Solutions) Limited for the supply, installation and maintenance of a private automatic branch exchange (PABX) system and structured cabling network in the new TVB City at Tseung Kwan O for a sum of $20,526,000. Dr. Chow Yei Ching, a director of the Company, is the Founder and Chairman of the Chevalier Group.

Sharp-Roxy (HK) Limited has purchased advertising airtime from the Company through independent agents at arm's length market rates from time to time. Dr. Li Dak Sum, a director of the Company, together with his family controls 50% of the voting power of Sharp-Roxy (HK) Limited.

Apart from the above, no contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

As at 31 December 2002 the beneficial interests of the directors and chief executive in the shares of the Company as recorded in the register maintained under Section 29 of the Securities (Disclosure of Interests) Ordinance were as follows:-

	No. of Ordinary Shares of HK$0.05 each	Nature of Interest
Sir Run Run Shaw (*) *(Note)*	141,174,828	Corporate
Chow Yei Ching	100,000	Personal
Mona Fong	1,146,000	Personal
Christina Lee Look Ngan Kwan	{ 16,701,000	Corporate
	602,144	Personal
Lee Jung Sen	1,262,415	Personal
Li Dak Sum	200,000	Corporate
Kevin Lo Chung Ping	Nil	
Louis Page	1,000,000	Personal
Chien Lee	600,000	Personal
Anthony Hsien Pin Lee	Nil	

Note : *For the avoidance of doubt and double counting, it should be noted that duplication of shareholdings occurred between parties (*) shown above and below under "Substantial Shareholders".*

The above corporate interests in which the directors and chief executive are taken to be interested are the interests of corporations where the directors and chief executive were either entitled to exercise (or were taken under the Securities (Disclosure of Interests) Ordinance to be able to exercise) or control the exercise of one-third or more of the voting power in general meetings of such corporations. Other than the above stated interests, none of the directors and chief executive have any other interests.

The Company or its subsidiaries did not grant to the directors or chief executive or their spouse or children under 18 years of age any rights to subscribe for shares or debentures of the Company or any other body corporate.

Apart from the above, no interests were held or deemed or taken (under the Securities (Disclosure of Interests) Ordinance) to be held by any directors or chief executive of the Company in the share capital of the Company or any of its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance) as at 31 December 2002.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2002, the register of substantial shareholders maintained under section 16(1) of the Securities (Disclosure of Interests) Ordinance showed that, apart from those disclosed above in respect of the director marked (*) and chief executive, the Company had been notified of the following interests, being 10% or more of the Company's issued share capital.

	No. of Ordinary Shares of HK$0.05 each
Shaw Brothers (Hong Kong) Limited (*) *(Note)*	113,888,628

Note : *For the avoidance of doubt and double counting, it should be noted that duplication of shareholdings occurred between parties (*) shown here and above under "Directors Interests".*

Save for the shares referred to above, no other person was recorded in the register kept pursuant to Section 16 of the Securities (Disclosure of Interests) Ordinance as having an interest representing 10% or more of the issued share capital of the Company as at 31 December 2002.

CONNECTED TRANSACTIONS

1) The following transactions constitute connected transactions of the Company to which conditional waivers have been granted by The Stock Exchange of Hong Kong Limited (the "Stock Exchange"):-

   a) Since 5 May 1992, Shaw Brothers (Hong Kong) Limited ("Shaw"), a substantial shareholder of the Company, has been providing certain production facilities to the Company under a production management agreement. On 31 January 2001, the Company and Shaw entered into a new production management agreement for a term of two years from 1 February 2001 to 31 January 2003 at a monthly fee of HK$445,000. The amount paid by the Company during 2002 was HK$5,345,000. In addition, an amount of HK$88,000 was paid by the Company to Shaw during 2002 as a reimbursement of the government rates in respect of the production facilities.

   b) On 19 May 1997 and 15 December 1997, the Company and Shaw entered into separate tenancy agreements, whereby Shaw granted to the Company tenancies of certain office and car parking spaces situated at Shaw House, Lot 220 Clear Water Bay Road, Kowloon, Hong Kong. The term of the two tenancies commenced on 1 July 1997 and 1 November 1997 respectively and both will expire on 30 June 2005. The amount of rental paid during 2002 was HK$17,732,000.

   c) On 30 March 2001, the Company entered into a Letter of Intent with Chevalier (Network Solutions) Limited ("CNSL"), in relation to the supply, installation and maintenance of the private automatic branch exchange (PABX) system and structured cabling network by CNSL at the new TVB City of the Company at a lump sum fee of HK$20,526,000, which is to be settled by way of installments. CNSL is an associate of a director of the Company, hence CNSL is a connected person of the Company. The formal contract containing the terms as stated in the Letter of Intent was signed in November 2001. The amount paid by the Company during 2002 was HK$8,664,000.

   d) Era Films (Hong Kong) Limited ("Era Films") through its agent, Red River Agents Limited ("Red River"), has purchased from the Company advertising airtime available on the Company's channels in Hong Kong subject to terms and conditions set out in the rate card published by the Company to all advertisers from time to time. Both Era Films and Red River are associates of Era Communications Co. Ltd. ("Era"), which is a substantial shareholder of Liann Yee Production Co. Ltd. ("LYP"), a non-wholly owned subsidiary of the Company, hence Era Films and Red River are connected persons of the Company. The income accrued by the Company from selling advertising airtime to Era Films during 2002 was HK$ 1,766,000.

   e) Sharp-Roxy (HK) Limited ("Sharp-Roxy") through its agents, Thematic Advertising Limited and Standard Advertising HK Limited (both are independent third party and not connected with the Company), has purchased from the Company advertising airtime available on the Company's channels in Hong Kong subject to terms and conditions set out in the rate card published by the Company to all advertisers from time to time. Sharp-Roxy is an associate of a director of the Company, hence Sharp-Roxy is a connected person of the Company. The income accrued by the Company from selling advertising airtime to Sharp-Roxy during 2002 was HK$ 1,926,000.

   f) Since 1 January 1995, LYP and Era have entered into a distribution agreement, whereby Era acted as the sole distributor of LYP's cable channels in Taiwan and was responsible for collecting the income generated from broadcast of LYP's television programmes on behalf of LYP. On 16 November 2000, the parties renewed the distribution agreement for a period of two years from 1 March 2001. On 13 March 2002, LYP and Era entered into a supplemental agreement to the distribution agreement varying the amount of commission payable by LYP to Era as from 1 January 2002. The fee paid by LYP to Era during 2002 was HK$10,769,000 (NT$47,619,000).

g) Since 1995, Era has been placing advertisements on the cable television channels operated by LYP, as well as the channels or magazines of which LYP has been appointed as an agent for recruiting advertisements. The amount received by LYP during 2002 was HK$2,921,000 (NT$12,915,000).

h) Since 1995, LYP has been acting as the marketing agent of Era in recruiting advertisements for certain television channels operated by Era in Taiwan. On 12 July 2001, the parties renewed the arrangement for another year from 1 July 2001. Under the agreement, LYP would deduct 15% of the gross advertising income payable by third party advertisers arising from advertisements placed through LYP on the channels operated by Era as commission and pay the balance to Era on a monthly basis. It was agreed between the parties that LYP would not receive any commission for the advertisements paid by non-cash consideration. The amount (before volume rebates) received by LYP during 2002 was HK$19,681,000 (NT$87,024,000). The volume rebates paid by LYP to third party advertisers during 2002 was HK$20,340,000 (NT$89,938,000).

i) Since 1995, Era has been licensing various programmes to LYP for broadcast on LYP's cable television channels. The amount that LYP paid to Era during 2002 was HK$1,329,000 (NT$5,878,000).

j) Since 1995, LYP has been appointing Era to produce programmes for LYP's use. As no programme was produced by Era for LYP in 2002, hence no fee was paid by LYP to Era during 2002.

k) LYP has obtained licenses from various independent news agencies to use their respective news reports for television broadcast in Taiwan. Since 19 June 2000, LYP has sub-licensed its right to use such news reports to Era for television broadcast in Taiwan on the channels owned by Era at a fee based on the actual usage and the fees payable to the news agencies by LYP. The transactions under the sub-license arrangement take place on a continuing basis from year to year. The fee charged by LYP to Era during 2002 was HK$979,000 (NT$4,327,000).

l) Since 1 July 1999, LYP has been acting as the advertising agent of Interface Co. Ltd. ("Interface") to recruit advertisements in the printed publications published and distributed by Interface and be responsible for business planning in Taiwan, pursuant to which LYP received an agreed percentage of the advertising revenue net of monetary equivalent of advertisements which were paid by non-cash consideration as commission. Interface is an associate of Era, hence Interface is a connected person of the Company. On 11 April 2002, the parties renewed the agreement for one year from 1 January 2002 on the same terms and conditions. The income received by LYP during 2002 was HK$5,849,000 (NT$25,863,000).

m) On 21 May 2002, TVBI Company Limited ("TVBI"), a wholly owned subsidiary of the Company, and MEASAT Broadcast Network Systems Sdn. Bhd. ("MBNS"), an associate of the substantial shareholder of one of the Company's non-wholly owned subsidiaries, entered into a deal memorandum, pursuant to which TVBI would license television programmes to MBNS as part of the programme line up of a channel owned and operated by MBNS for the period from 16 April 2002 to 30 September 2004 on an exclusive basis in Malaysia and Brunei. The income accrued by TVBI during 2002 was HK$47,736,000.

n) On 25 June 2002, TVBI acting as an agent of LYP entered into a deal memorandum with MBNS for the grant of broadcast right in respect of a Mandarin language channel for the pay television services operated by MBNS and its affiliated company for the period from 16 April 2002 to 30 September 2004 on an exclusive basis in Malaysia and Brunei. The income accrued by LYP during 2002 was HK$ 15,566,000.

o) On 26 June 2002, TVB Satellite TV Entertainment Limited ("TVBSE"), a wholly owned subsidiary of the Company, entered into a deal memorandum with MBNS for the supply of two Mandarin language channels to MBNS for broadcast on the pay television services operated by MBNS and its affiliated company for the period from 16 April 2002 to 30 September 2004 on an exclusive basis in Malaysia and Brunei. The income accrued by TVBSE during 2002 was HK$11,722,000.

p) On 8 July 2002, TVBSE and MBNS entered into an agreement pursuant to which MBNS appointed TVBSE as its advertising agent responsible for advertisements and sponsorship sales of certain channels of MBNS in Malaysia and Brunei for the period from 16 April 2002 to 30 September 2004. The income accrued by TVBSE during 2002 was HK$16,500,000.

The directors, including all the independent non-executive directors, have reviewed the above transactions described in paragraph (a) to (p) above and confirmed that these transactions have been entered into by the Company in the ordinary and usual course of business, conducted on normal commercial terms or on terms that are fair and reasonable so far as the shareholders are concerned, and were entered into in accordance with the relevant arrangements or were entered into on terms no less favourable than those available to, or from independent third parties and the aggregate amount of each transaction for 2002 has not exceeded the relevant cap amount for each transaction as set out in the conditional waivers granted by the Stock Exchange.

The Company's auditors have also reviewed the above transactions described in paragraphs (a) to (p) and confirmed in its letter to the directors that:

(i) the transactions have received the approval of the Company's board of directors;
(ii) the transactions are in accordance with the pricing policies as laid down in the relevant agreements and documents;
(iii) the transactions have been entered into in accordance with the terms of the agreements governing the transactions or, if there are no such agreements , on terms no less favourable than those available to or from independent third parties; and
(iv) the cap amount for each transaction has not been exceeded.

2) On 4 October 1994, a corporate guarantee of HK$8,250,000 (NT$36,750,000) was provided by the Company to a bank in proportion to its shareholding in LYP in connection with the granting of banking facilities of HK$11,786,000 (NT$52,500,000) to LYP. The banking facilities were fully utilized by LYP at the balance sheet date.

3) On 25 November 1997, a corporate guarantee of HK$68,780,000 (GBP5,500,000) was provided by the Company to a bank in connection with the granting of banking facilities to the Company's non-wholly owned subsidiary, CC Decoders Ltd. ("CCD"). Indemnities from the substantial shareholder of CCD totalled HK$27,512,000 (GBP2,200,000) were granted to the Company with an effect to share the liability under the corporate guarantee in proportion to its respective shareholding in CCD at the time when the guarantee was provided.

On 18 June 2002, CCD obtained a new banking facilities of GBP5,500,000 from another bank and fully settled the previous banking facilities. Hence the corporate guarantee of HK$68,780,000 (GBP5,500,000) provided by the Company was discharged on 13 September 2002. The Company did not provide corporate guarantee for the new banking facilities.

4) On 19 May 1998, a corporate guarantee of HK$78,575,000 (NT$350,000,000) was provided by the Company to a bank in proportion to its shareholding in LYP in connection with the granting of banking facilities of HK$112,250,000 (NT$500,000,000) to LYP. At the balance sheet date, the total amount of banking facilities drawn down was HK$69,300,000 (NT$308,688,000).

5) TVB (Overseas) Limited ("TVBO"), a wholly owned subsidiary of the Company, has been granting interest bearing loans to a non-wholly owned subsidiary of the Company, The Chinese Channel (Holdings) Limited ("TCCH"). At balance sheet date, the loan subject to interest rate of 2% per annum above the London Inter-bank Offered Rate ("LIBOR") was HK$91,165,000 (GBP7,290,000) and the loan subject to Hong Kong prime rate plus 0.5% per annum was HK$24,060,000 (GBP1,924,000).

   TVBO and the substantial shareholder of TCCH also granted non-interest bearing loan to TCCH for the purpose of providing working capital in proportion to their respective shareholdings in TCCH. On 28 June 2002, TVBO and the substantial shareholder had converted GBP2,817,301 and GBP1,584,732 respectively of the non-interest bearing loan as fully paid up shares in TCCH. The equity shareholding ratio in TCCH remained unchanged after the capitalization. The balance of the non-interest bearing loan due to TVBO at the balance sheet date was HK$544,000 (GBP43,500).

6) On 7 October 1995, TVBO entered into a main supply agreement with All Asia Programming Systems (BVI) Ltd. ("AAPS"), a wholly owned subsidiary of MBNS, for the supply of programming by TVBO for distribution by AAPS in Malaysia for the period from 1 October 1996 to 30 September 2001. On 8 October 1995, TVBO entered into a sub-license agreement with MBNS and AAPS where AAPS sub-licensed the programming to MBNS. On 8 December 1997, supplemental agreements were entered into between the parties to supplement the then arrangement. On 30 May 2001, TVBO entered into the letter agreement with AAPS and MBNS, pursuant to which various amendments were made to the terms of the agreements, including the fees payable, the extension of licensed territories for distribution to Brunei, certain arrangements in relation to subscription by hotel and commercial establishments and the replacement of programming. The income accrued by TVBO during 2002 was HK$904,000.

7) Since 1 August 1998, Era has been providing LYP with optical fibre networking services in Taiwan. On 25 July 2002, the parties renewed the agreement for a period of six months from 1 July 2002. Pursuant to the new agreement, Era would provide 14 lines of optic fibre to LYP at a monthly fee of HK$29,000 (NT$129,000) (exclusive of sales tax) per line. The fee paid by LYP to Era during 2002 was HK$6,591,000 (NT$29,143,000). On 21 March 2003, the parties further renew the agreement for another year from 1 January 2003 at a monthly fee of HK$21,000 (inclusive of sales tax) per line.

8) Since 28 October 2000, LYP has been providing Era with satellite equipment and technical services in Taiwan at a monthly fee of HK$1,299,000 (NT$5,743,000) and Era has been providing LYP with satellite relay programme services in Taiwan at a monthly fee of HK$646,000 (NT$2,857,000). The fees were exclusive of 5% sales tax. On 27 December 2001, the parties renewed the agreement for one year from 1 January 2002 on the same terms and conditions. During 2002, the fee received by LYP from Era was HK$15,586,000 (NT$68,918,000) and the amount paid by LYP to Era was HK$7,754,000 (NT$34,286,000).

9) On 23 December 2002, Era and LYP entered into a sale and purchase agreement in respect of the shares of Interface. Under the agreement, LYP would purchase all of Interface's issued shares which were registered in the name of Era, being 6,387,145 shares in total (representing 31.97% shareholding of Interface) at the price of HK$2.88 (NT$12.11) per share, making the total amount payable by LYP to Era HK$18,397,092 (NT$77,331,200).

10) On 20 March 2003, the Company entered into an agreement with a Hong Kong SAR bank to issue an irrevocable stand-by letter of credit in the amount of NT$735,000,000 (approximately HK$165,200,000) for a period of one year from the issue date against 70% of the banking facilities (in proportion to the shareholding of the Company in LYP) to be granted to LYP by a Taiwanese bank. Upon the issuance of the irrevocable stand-by letter of credit, the Company provides financial assistance to LYP.

11) On 16 April 1999, TVBI agreed to sub-lease part of the satellite transponder capacity to Era. The sub-lease agreement was superseded by a revised agreement dated 13 January 2000 varying the monthly fee and the contract period to commence on 1 January 2000 and expire on 31 March 2006. On 28 April 2001, TVBI and Era entered into a supplemental agreement to the revised agreement, pursuant to which the parties agreed that the transponder capacity leased from TVBI to Era would be reduced from 27 MHZ to 13.5 MHZ as from 1 March 2001. The fee received by TVBI from Era during 2002 was HK$5,167,000 (US$663,000).

12) On 30 September 2001, TVBI and TVBSE entered into a conditional deal memorandum with MBNS in relation to (i) the granting by TVBI to MBNS of subscription television distribution rights in relation to certain Chinese language programming for distribution in Malaysia and Brunei and (ii) the provision of services by TVBSE to MBNS in relation to the selling of advertising and sponsorship on certain television channels for a period of three years from 1 October 2001. MBNS may sub-license such distribution rights to its affiliates or related companies. The agreement was mutually terminated with effect from 16 April 2002. The total income accrued by TVBI and TVBSE during 2002 was HK$34,337,000.

13) On 16 September 2002, Hsin Chi Broadcast Co. Ltd. ("HCB"), a jointly controlled entity of the Company, entered into an agreement with Era, whereby HCB agreed to provide to Era multi channel per carrier services for a period of one year commencing from 15 June 2002 for a monthly service fee of HK$260,000 (NT$1,150,000) excluding sales tax. Either party may terminate the agreement by giving the other party 30 days prior written notice. The fees received by HCB from Era during 2002 was HK$1,690,000 (NT$7,475,000).

USE OF PROCEEDS

The Company received net proceeds of HK$603 million by a placing of 4.87% shares on 30 April 1999 and a subscription of 20,355,000 new shares on 4 May 1999. The proceeds had a balance of HK$280 million as at 31 December 2001, covering partly by gilt-edged bonds maturing in late March 2002, which were redeemed in full on schedule. All the proceeds have been used in full for capital expenditure committed for the new TVB City Project.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its ordinary shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during the year.

MAJOR SUPPLIERS AND CUSTOMERS

During the year, the percentages of the Group's purchases and sales attributable to its five largest suppliers and five largest customers are both less than 30%.

CORPORATE GOVERNANCE

During the year, the Company was in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") save that independent non-executive directors who have not been appointed for a specific term are subject to retirement by rotation as specified by the Company's Articles of Association.

AUDIT COMMITTEE

In compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules on the Stock Exchange, an Audit Committee was established on 1 January 1999 with written terms of reference adopted from "A Guide For The Formation of An Audit Committee" published by the Hong Kong Society of Accountants.

The Audit Committee provides an important link between the Board and the Company's auditors in matters coming within the scope of the Group audit. It also reviews the effectiveness of external audit and of internal controls and risk evaluation. The Committee now comprises two independent non-executive directors, namely Mr. Lee Jung Sen and Dr. Li Dak Sum. Two meetings were held during the current financial year.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for reappointment.

On behalf of the Board

Run Run Shaw
Executive Chairman

Hong Kong, 26 March 2003

FIVE-YEAR FINANCIAL REVIEW

	1998	1999	2000	As restated 2001	2002
Turnover (HK$'m)	3,350	3,252	3,490	3,265	3,162
Profit before taxation (HK$'m)	469	571	889	663	684
Taxation (HK$'m)	79	79	141	111	90
Profit attributable to shareholders (HK$'m)	403	506	774	589	590
Earnings per share (HK$)	0.96*	1.17*	1.77	1.35	1.35
Fixed assets (HK$'m)	656	701	992	1,654	2,166
Jointly controlled entities (HK$'m)	124	111	107	105	81
Associated companies (HK$'m)	1	10	16	19	26
Investments in securities (HK$'m)	9	72	48	5	5
Loans to investee companies (HK$'m)	22	24	11	11	11
Current assets (HK$'m)	1,916	2,670	3,010	2,434	2,009
Current liabilities (HK$'m)	(766)	(884)	(1,077)	(1,002)	(905)
	1,962	2,704	3,107	3,226	3,393
Share capital (HK$'m)	21	22	22	22	22
Reserves (HK$'m)	1,796	2,543	2,962	3,073	3,252
Shareholders' funds (HK$'m)	1,817	2,565	2,984	3,095	3,274
Minority interests (HK$'m)	47	44	45	-	-
Long term liabilities and pensions obligations (HK$'m)	86	95	78	78	63
Deferred taxation (HK$'m)	12	-	-	53	56
	1,962	2,704	3,107	3,226	3,393

The figures for 2001 have been restated to reflect the adoption of the Statement of Standard Accounting Practice No. 34 (revised) "Employee Benefits" issued by the Hong Kong Society of Accountants. Figures for 2000 and prior years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.

* *The calculation of earnings per share is based on the weighted average number of ordinary shares in issue.*

AUDITORS' REPORT TO THE SHAREHOLDERS OF TELEVISION BROADCASTS LIMITED

(Incorporated in Hong Kong with limited liability)

We have audited the accounts set out on pages 27 to 75 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the company and the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the company and the group as at 31 December 2002 and of the group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 26 March 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For The Year Ended 31 December 2002

	Note	2002	As restated 2001
		HK$'000	HK$'000
Turnover	2	**3,161,862**	3,264,630
Cost Of Sales		**(1,543,362)**	(1,671,072)
Gross Profit		**1,618,500**	1,593,558
Other Revenues	2	**41,083**	83,173
Selling And Distribution Costs		**(435,518)**	(450,940)
General And Administrative Expenses		**(489,409)**	(524,974)
Other Operating Income/(Expenses)		**893**	(3,460)
Operating Profit	3	**735,549**	697,357
Finance Costs	7	**(21,945)**	(23,163)
Share Of Profits Less Losses Of			
Jointly Controlled Entities		**(28,103)**	(16,154)
Associated Companies		**(1,250)**	4,942
Profit Before Taxation		**684,251**	662,982
Taxation	8	**(90,064)**	(111,133)
Profit After Taxation		**594,187**	551,849
Minority Interests		**(4,269)**	37,582
Profit Attributable To Shareholders	9	**589,918**	589,431
Dividends	10	**416,100**	416,100
Earnings Per Share	11	**HK$1.35**	HK$1.35

CONSOLIDATED BALANCE SHEET

As At 31 December 2002

	Note	2002	As restated 2001
		HK$'000	HK$'000
Fixed Assets	12	**2,166,651**	1,653,700
Jointly Controlled Entities	14	**80,879**	104,753
Associated Companies	15	**25,685**	19,247
Investments In Securities	16	**4,698**	4,550
Loans To Investee Companies	17	**10,887**	10,824
Current Assets			
Programmes and film rights		**658,734**	532,481
Stocks	18	**21,322**	24,837
Trade and other receivables, prepayments and deposits	19	**965,342**	1,146,967
Investments in securities	16	**-**	49,825
Pledged bank deposits	21	**1,618**	7,134
Cash and bank balances		**362,150**	673,062
		2,009,166	2,434,306
Current Liabilities			
Trade and other payables and accruals	20 & 23(a)	**575,808**	737,325
Short term loans	22	**232,786**	175,947
Bank overdrafts	21	**45,970**	37,579
Current portion of long term liabilities	26	**21,499**	20,911
Taxation		**28,410**	30,089
		904,473	1,001,851
Net Current Assets		**1,104,693**	1,432,455
		3,393,493	3,225,529
Financed by:			
Share Capital	24	**21,900**	21,900
Reserves	25	**3,252,332**	3,072,725
Shareholders' Funds		**3,274,232**	3,094,625
Minority Interests		**424**	-
Long Term Liabilities	26	**55,589**	72,242
Pensions Obligations	23(b)	**7,642**	6,224
Deferred Taxation	27	**55,606**	52,438
		3,393,493	3,225,529

Louis Page
Director

Run Run Shaw
Director

BALANCE SHEET

As At 31 December 2002

	Note	2002	As restated 2001
		HK$'000	HK$'000
Fixed Assets	12	**1,678,350**	1,133,411
Subsidiaries	13	**498,452**	758,476
Current Assets			
Programmes and film rights		**574,316**	464,632
Stocks	18	**4,383**	6,674
Trade and other receivables, prepayments and deposits	19	**573,238**	714,813
Investments in securities	16	**-**	49,825
Cash and bank balances		**206,004**	414,315
		1,357,941	1,650,259
Current Liabilities			
Trade and other payables and accruals	20	**252,708**	349,213
Short term bank loans, unsecured	22	**30,000**	-
Taxation		**25,518**	21,441
		308,226	370,654
Net Current Assets		**1,049,715**	1,279,605
		3,226,517	3,171,492
Financed by:			
Share Capital	24	**21,900**	21,900
Reserves	25	**3,141,103**	3,090,347
Shareholders' Funds		**3,163,003**	3,112,247
Deferred Taxation	27	**63,514**	59,245
		3,226,517	3,171,492

Louis Page
Director

Run Run Shaw
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For The Year Ended 31 December 2002

	Note	2002	2001
		HK$'000	HK$'000
Total equity as at 1 January, as previously reported		**3,144,101**	2,983,408
Effect of the provision for employee leave entitlements	25	**(49,476)**	(42,657)
Total equity as at 1 January, as restated		**3,094,625**	2,940,751
Exchange differences arising on translation of the financial statements of foreign subsidiaries, jointly controlled entities and associated companies	25	**5,789**	(19,457)
Net gains/(losses) not recognised in the profit and loss account		**5,789**	(19,457)
Profit for the year	25	**589,918**	589,431
Dividends	25	**(416,100)**	(416,100)
Total equity as at 31 December		**3,274,232**	3,094,625

CONSOLIDATED CASH FLOW STATEMENT

For The Year Ended 31 December 2002

	Note	2002	As restated 2001
		HK$'000	HK$'000
Operating Activities			
Net Cash Inflow Generated From Operations	32(a)	**783,695**	710,024
Interest paid		**(27,036)**	(28,580)
Hong Kong profits tax paid		**(78,716)**	(96,828)
Overseas taxation paid		**(9,801)**	(10,491)
Net Cash Inflow From Operating Activities		**668,142**	574,125
Investing Activities			
Purchase of fixed assets		**(663,443)**	(881,291)
Investments in securities		**-**	(3,009)
Redemption of investments in securities		**50,789**	58,073
Uplift of /(increase in) bank deposits with maturity over three months		**1,212**	(38)
Loans to investee companies/jointly controlled entities		**(94)**	(10,536)
Investment in a jointly controlled entity		**-**	(12,800)
Investment in an associated company		**(6,785)**	-
Sale of fixed assets		**4,636**	3,577
Interest received		**7,169**	51,566
Net Cash Outflow From Investing Activities		**(606,516)**	(794,458)
Net Cash Inflow/(Outflow) Before Financing		**61,626**	(220,333)
Financing Activities	32(b)		
Long term bank loans		**2,205**	20,972
Obligations under finance leases		**-**	765
Short term loans		**59,968**	91,592
Repayment of long term bank loans, other loans, notes payable and obligations under finance leases		**(22,747)**	(16,710)
Repayment of short term loans		**(91,592)**	(66,908)
Repayment of a loan due to a minority shareholder		**(1,156)**	-
Release of/(increase in) pledged bank deposits		**5,516**	(1,284)
Dividends paid		**(416,100)**	(416,100)
Net Cash Outflow From Financing Activities		**(463,906)**	(387,673)

CONSOLIDATED CASH FLOW STATEMENT (Continued)

For The Year Ended 31 December 2002

	Note	2002	As restated 2001
		HK$'000	HK$'000
Decrease In Cash And Cash Equivalents		(402,280)	(608,006)
Cash And Cash Equivalents At 1 January		549,916	1,147,688
Effect Of Foreign Exchange Rate Changes		(4,274)	10,234
Cash And Cash Equivalents At 31 December		143,362	549,916
Analysis Of The Balances Of Cash And Cash Equivalents			
Cash and bank balances		362,150	671,850
Bank overdrafts		(45,970)	(37,579)
Short term loans repayable within three months		(172,818)	(84,355)
		143,362	549,916

NOTES TO THE ACCOUNTS

1 PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention.

In the current year, the group adopted the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2002:

SSAP 1 (revised) : Presentation of financial statements
SSAP 11 (revised) : Foreign currency translation
SSAP 15 (revised) : Cash flow statements
SSAP 33 : Discontinuing operations
SSAP 34 (revised) : Employee benefits

Certain presentational changes have been made within the accounts upon the adoption of SSAP 1 (revised) and SSAP 15 (revised).

The changes to the group's accounting policies and the effect of adopting these new policies are set out below:

(b) Group accounting

(i) Consolidation

The consolidated accounts include the accounts of the company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the company, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the group's share of its net assets together with any unamortised goodwill or negative goodwill or goodwill/negative goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net asset value of subsidiaries.

In the company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the company on the basis of dividends received and receivable.

(ii) Jointly controlled entities

A jointly controlled entity is under a contractual arrangement whereby the group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

The consolidated profit and loss account includes the group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the group's share of the net assets of the jointly controlled entities and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

(iii) Associated companies

An associated company is a company, not being a subsidiary or a jointly controlled entity, in which an equity interest is held for the long term and significant influence is exercised in its management.

The consolidated profit and loss account includes the group's share of the results of associated companies for the year, and the consolidated balance sheet includes the group's share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the group has incurred obligations or guaranteed obligations in respect of the associated company.

(iv) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss is translated at an average rate. Exchange differences arising from the translation of the net investment in subsidiaries, jointly controlled entities and associated companies and of intra-group balances of equity nature are dealt with as a movement in reserves.

In prior years, the profit and loss of foreign enterprises was translated at closing rate. This is a change in accounting policy, however, the translation of the profit and loss of foreign enterprises in prior years has not been restated as the effect of this change is not material to the current and prior years.

(c) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group's share of the net assets of the acquired subsidiary, jointly controlled entity and associated company at the date of acquisition.

Goodwill on acquisitions occurring on or after 1 January 2001 is included in intangible assets and is amortised using the straight-line method over its estimated useful life.

Goodwill on acquisitions that occurred prior to 1 January 2001 was written off against reserves. Any impairment arising on such goodwill is accounted for in the profit and loss account.

(d) Fixed assets

(i) Construction in progress

Construction in progress is carried at cost, which includes development and construction expenditure incurred and interest and other direct costs attributable to the development less any accumulated impairment losses as considered necessary by the directors. No depreciation is provided for construction in progress.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(ii) Other fixed assets

Other fixed assets, comprising buildings, leasehold improvements, studio, broadcasting and transmitting equipment, furniture and fixtures and motor vehicles are stated at cost less accumulated depreciation and accumulated impairment losses.

Freehold land is not depreciated. Other fixed assets are depreciated at rates sufficient to write off their costs less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Buildings	2.5% - 5%
Leasehold improvements	Over the unexpired term of the lease
Studio, broadcasting and transmitting equipment	7% - 20%
Furniture, fixtures and equipment	10% - 33.3%
Motor vehicles	10% - 25 %

Improvements are capitalised and depreciated over their expected useful lives to the group.

(iii) Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in construction in progress and other fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset other than construction in progress is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(iv) Assets under finance leases

Leases that substantially transfer to the group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in long term liabilities. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(e) Investments in securities

(i) Held-to-maturity securities

Held-to-maturity securities are stated in the balance sheet at cost plus/less any discount/premium amortised to date. The discount or premium is amortised over the period to maturity and included as interest income/expense in the profit and loss account. Provision is made when there is a diminution in value other than temporary.

The carrying amounts of individual held-to-maturity securities are reviewed at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognised in the profit and loss account as an expense.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(ii) Investment securities

Investment securities are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to profit and loss when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(f) Programmes and film rights

Programmes are stated at cost less amounts expensed and any provision considered necessary by the directors. Cost comprises direct expenditure and an appropriate proportion of production overheads. Cost of programmes is apportioned between domestic terrestrial market and overseas licensing and distribution market. In the case of former, the cost is expensed on first transmission, while in the latter, the cost is expensed on first distribution to licensees. Cost of programmes for certain satellite channels, where considered appropriate by the directors, is expensed in accordance with a formula computed to write off the cost over a maximum of three transmissions.

Film rights are stated at cost less amounts expensed and any provision considered necessary by the directors. Film rights are expensed in accordance with a formula computed to write off the cost over the contracted number of transmissions.

(g) Stocks

Stocks, comprising decoders, tapes, video compact discs and consumable supplies, are stated at the lower of cost and net realisable value. Cost of video compact disc is calculated on a weighted average basis whereas the cost of other stocks is calculated on a first in first out basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(h) Trade receivables

Provision is made against trade receivables to the extent they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

(i) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from the date of investment and bank overdrafts and short term loans repayable within three months.

(j) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

In prior years, no provision was made for employee annual leave entitlements. The adoption of SSAP 34 (revised) has meant that adjustments to provide for employee annual leave entitlements have been made retrospectively and hence the comparatives presented have been restated.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

As detailed in the Consolidated Statement of Changes in Equity and note 25(a), the adoption of SSAP34 (revised) has resulted in a decrease of HK$42,657,000 and HK$49,476,000 in the opening balance of retained earnings of the group at 1 January 2001 and 2002 respectively which represents the provision for employee annual leave entitlements previously not yet recognised as at 31 December 2000 and 2001. An increase in current liabilities of HK$51,544,000 and a decrease in minority interests of HK$2,068,000 have been reflected in the consolidated balance sheet at 31 December 2001. The amount charged to the profit and loss account for the year ended 31 December 2001 was HK$6,819,000.

As detailed in the note 25(b), the adoption of SSAP34(revised) has resulted in a decrease of HK$35,662,000 and HK$41,172,000 in the opening balance of retained earnings of the company at 1 January 2001 and 2002 respectively which represents the provision for employee annual leave entitlements previously not yet recognised as at 31 December 2000 and 2001. An increase in current liabilities of HK$41,172,000 has been reflected in the balance sheet at 31 December 2001. The amount charged to the profit and loss account for the year ended 31 December 2001 was HK$5,510,000.

(ii) Pension obligations

The group operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee - administered funds.

All permanent staff, temporary staff and full time artistes signed in individual names (excluding singers and serial artistes), whose employment period reaches 60 days or more (collectively as "eligible members") located in Hong Kong are entitled to the Mandatory Provident Fund Scheme ("MPF Scheme"). The contributions to the MPF Scheme made by the group for premanant and temporary staff comprise mandatory contributions and voluntary contributions. The mandatory contribution is calculated at 5% of individual's "relevant income" with a maximum amount of HK$1,000 per month and the voluntary contribution is calculated at 10% of individual's basic salary less the mandatory contribution. The group's contribution for full time artiste is 5% of artiste's "relevant income" with a maximum amount of HK$1,000 per month. "Relevant income" includes salaries, wages, paid leave, fees, commissions, bonuses, gratuities, and allowances (excluding housing allowance/benefits, any redeemed payment and long service payment). All eligible members have to contribute 5% of the "relevant income" is HK$4,000 or more per month with a maximum amount of HK$1,000 per month as the mandatory contributions. Eligible members may select to make additional voluntary contributions in addition to the mandatory contributions. Employer's voluntary contributions shall be refunded to the group according to the vesting scale when the eligible members leave employment prior to vesting fully in the MPF Scheme.

The retirement schemes which cover employees located in some overseas locations, except for Taiwan, are defined contribution schemes at various funding rates that are in accordance with the local practice and regulations. The employees located in Taiwan are members of a defined benefit retirement scheme. Pension costs are assessed using the projected unit credit method: the cost of providing pensions is charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans each year whilst the employees are not required to contribute. The pension obligation is measured as the present value of the estimated future cash outflows using average market yields for high quality corporate bonds and securities. Actuarial gains and losses are recognised over the average remaining service lives of employees.

The cost of all these schemes are charged to the profit and loss account in the period to which the contributions relate.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(k) Deferred taxation

Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(l) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

(m) Revenue recognition

Advertising income net of agency deductions are recognised when the advertisements are telecast.

Income from licensing of programme rights are recognised evenly over the contract period or upon delivery of the programmes concerned in accordance with the terms of the contracts.

Subscription income from operation of satellite and subscription television networks are recognised on a straight line basis over the contract period which generally coincides with the timing when the services are rendered. Unearned subscription fees received from subscribers are recorded as subscriptions received in advance under trade and other payables and accruals in the balance sheet.

Income from video tape renting and sale of magazines are recognised on delivery of products. Income from sale of animation productions is recognised progressively in accordance with the stage of completion of the production. Income from provision of uplink and playback services and other services is recognised when the services are rendered.

Dividend income is recognised when the right to receive payment is established.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(n) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight line basis over the lease periods.

(o) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(p) Segment reporting

In accordance with the group's internal financial reporting the group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

Segment assets consist primarily of fixed assets, stocks, receivables and operating cash, and mainly exclude investments in securities. Segment liabilities comprise operating liabilities and exclude items such as taxation and borrowings. Capital expenditure comprises additions to fixed assets (note 12).

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

2 TURNOVER, REVENUE AND SEGMENT INFORMATION

The group is principally engaged in terrestrial television broadcasting with programme production, programme licensing and distribution, overseas satellite pay TV operations, channel operations and other related activities.

Turnover comprises advertising income net of agency deductions, licensing income, subscription income, as well as income from uplink and playback services, video tape rentals, sale of animation productions and sale of magazines.

Other revenues comprise interest income, commercial production income, merchandising income, management fee income, service fee income and facility rental income.

The amount of each significant category of revenue recognised during the year is as follows:

	2002	2001
	HK$'000	HK$'000
Turnover		
Advertising income, net of agency deductions	**2,192,488**	2,460,850
Licensing income	**476,884**	471,194
Subscription income	**382,868**	240,087
Others	**124,121**	109,186
	3,176,361	3,281,317
Less: Withholding tax	**(14,499)**	(16,687)
	3,161,862	3,264,630
Others revenues		
Interest income	**7,786**	49,868
Others	**33,297**	33,305
	41,083	83,173
Total revenues	**3,202,945**	3,347,803

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Primary reporting format - business segments

The group is organised on a worldwide basis into five main business segments:

Terrestrial television broadcasting - free to air broadcasting of television programmes and commercials and production of programmes
Programme licensing and distribution - provision of television programmes to homevideo markets and overseas broadcasters
Overseas satellite pay TV operations - provision of satellite pay television services to subscribers in USA, Europe and Australia
Channel operations - compilation and distribution of television channels in mainland China, Taiwan and other countries
Other activities - animation production, merchandising services, website portal, magazine publication, uplinking and playback services and other related services

The group's inter-segment transactions mainly consist of licensing of programmes and film rights and provision of services. Licensing of programmes and film rights were entered into at similar terms as that contracted with third parties. The services provided were charged on a cost plus basis or at similar terms as that contracted with third parties.

Secondary reporting format - geographical segments

Although the group's five business segments are managed on a worldwide basis, the sales are generated in eight main geographical areas:

Hong Kong - terrestrial television broadcasting with programme production, website portal and magazine publication
Taiwan - cable television channel services
USA and Canada - licensing and distribution of television programmes and satellite pay TV operations
Australia - licensing and distribution of television programmes and satellite pay TV operations
Europe - licensing and distribution of television programmes and satellite pay TV operations
Mainland China - licensing and distribution of television programmes and satellite TV channel services
Malaysia and Singapore - licensing and distribution of television programmes
Other countries - principally licensing and distribution of television programmes

There are no sales between the geographical segments.

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Primary reporting format - business segments

	Terrestrial television broadcasting 2002 HK$'000	Programme licensing and distribution 2002 HK$'000	Overseas satellite pay TV operations 2002 HK$'000	Channel operations 2002 HK$'000	Other activities 2002 HK$'000	Elimination 2002 HK$'000	Group total 2002 HK$'000
Turnover (note)							
External sales	1,783,203	484,119	189,360	583,976	121,204	-	3,161,862
Inter-segment sales	-	127,210	5,391	15,445	50,294	(198,340)	-
	1,783,203	611,329	194,751	599,421	171,498	(198,340)	3,161,862
Segment results (note)	489,252	327,886	(60,943)	(26,601)	5,112	843	735,549
Finance costs							(21,945)
Share of profits less losses of							
Jointly controlled entities	-	-	-	(23,089)	(5,014)		(28,103)
Associated companies	-	-	-	(1,250)	-		(1,250)
Profit before taxation							684,251
Taxation							(90,064)
Profit after taxation							594,187
Minority interests							(4,269)
Profit attributable to shareholders							589,918
Segment assets	3,036,291	252,140	109,028	573,100	195,001		4,165,560
Investments in jointly controlled entities	-	-	-	61,861	19,018		80,879
Investments in associated companies	-	-	-	25,685	-		25,685
Investments in securities	-	3	-	3,157	1,538		4,698
Loans to investee companies	-	10,887	-	-	-		10,887
Unallocated assets							10,257
Total assets							4,297,966
Segment liabilities	252,708	92,494	87,068	160,125	37,025		629,420
Unallocated liabilities							393,890
Total liabilities							1,023,310
Capital expenditure	608,020	10,336	12,615	20,258	16,365		667,594
Depreciation	62,802	6,115	16,869	54,929	26,396		167,111

Note: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
Turnover	-	-	118,084	49,424	25,825		193,333
Operating losses	-	-	(54,771)	(61,767)	(6,921)		(123,459)

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Primary reporting format - business segments (Continued)

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
	As restated 2001	As restated 2001	As restated 2001	As restated 2001	As restated 2001	As restated 2001	As restated 2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover (note)							
External sales	2,027,515	455,730	162,556	491,287	127,542	-	3,264,630
Inter-segment sales	1,169	119,335	5,075	13,418	49,527	(188,524)	-
	2,028,684	575,065	167,631	504,705	177,069	(188,524)	3,264,630
Segment results (note)	681,814	283,225	(98,880)	(135,823)	(35,551)	2,572	697,357
Finance costs							(23,163)
Share of profits less losses of							
Jointly controlled entities	-	-	-	(9,857)	(6,297)		(16,154)
Associated companies	-	-	-	4,942	-		4,942
Profit before taxation							662,982
Taxation							(111,133)
Profit after taxation							551,849
Minority interests							37,582
Profit attributable to shareholders							589,431
Segment assets	2,733,845	264,778	129,782	556,397	205,270		3,890,072
Investments in jointly controlled entities	-	-	-	80,816	23,937		104,753
Investments in associated companies	-	-	-	19,247	-		19,247
Investments in securities	49,825	3	-	3,009	1,538		54,375
Loans to investee companies	-	10,824	-	-	-		10,824
Unallocated assets							148,109
Total assets							4,227,380
Segment liabilities	349,213	105,410	89,422	190,451	46,632		781,128
Unallocated liabilities							351,627
Total liabilities							1,132,755
Capital expenditure	812,987	2,574	15,016	15,321	41,635		887,533
Depreciation	72,633	6,903	16,660	52,796	24,676		173,668

Note: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
Turnover	-	-	90,333	25,692	76,280		192,305
Operating losses	-	-	(92,098)	(86,856)	(43,665)		(222,619)

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Secondary reporting format - geographical segments

	Turnover	Segment results	Total assets	Capital expenditure
	2002	2002	2002	2002
	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	1,878,652	487,384	3,240,485	630,255
Taiwan	570,445	62,812	529,068	19,764
USA and Canada	193,678	48,131	122,477	2,909
Australia	48,320	(37,608)	26,228	2,766
Europe	81,744	7,792	43,239	9,074
Mainland China	86,140	22,548	46,282	608
Malaysia and Singapore	267,055	126,199	106,526	-
Other countries	35,828	18,291	51,255	2,218
	3,161,862	735,549	4,165,560	667,594
Investments in jointly controlled entities			80,879	
Investments in associated companies			25,685	
Investments in securities			4,698	
Loans to investee companies			10,887	
Unallocated assets			10,257	
Total assets			4,297,966	

	Turnover	Segment results	Total assets	Capital expenditure
		As restated		
	2001	2001	2001	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	2,120,443	641,001	2,941,810	857,013
Taiwan	498,213	(35,902)	516,015	13,915
USA and Canada	188,881	10,888	134,073	6,648
Australia	30,535	(52,666)	34,853	4,911
Europe	85,627	5,082	46,401	3,812
Mainland China	72,190	20,233	38,420	1,234
Malaysia and Singapore	232,186	102,078	135,099	-
Other countries	36,555	6,643	43,365	-
	3,264,630	697,357	3,890,036	887,533
Investments in jointly controlled entities			104,753	
Investments in associated companies			19,247	
Investments in securities			54,375	
Loans to investee companies			10,824	
Unallocated assets			148,145	
Total assets			4,227,380	

3 OPERATING PROFIT

Operating profit is stated after crediting and charging the following:

	2002	2001
	HK$'000	HK$'000
Crediting		
Write back of provision for programmes and film rights	-	13,900
Gains on disposal of fixed assets	148	-
Net exchange gains	893	-
Charging		
Auditors' remuneration	2,724	2,472
Cost of programmes, film rights and stocks	1,031,083	1,139,144
Depreciation - owned fixed assets	166,842	173,413
Depreciation - leased fixed assets	269	255
Losses on disposal of fixed assets	-	12,342
Operating leases		
- Equipment and transponders	113,051	125,334
- Land and buildings	113,996	118,640
Net exchange losses	-	3,460
Staff costs, excluding directors' emoluments (note 4)	1,131,437	1,217,113

4 STAFF COSTS

	2002	2001
	HK$'000	HK$'000
Wages and salaries	1,050,853	1,129,634
Unutilised annual leave	772	7,288
Pension costs - defined contribution plans	76,382	77,272
Pension costs - defined benefits plans	3,430	2,919
	1,131,437	1,217,113

5 DIRECTORS' EMOLUMENTS

	2002	2001
	HK$'000	HK$'000
Fees	3,605	3,623
Discretionary bonuses	1,400	1,500
Contributions to a pension scheme for a director	240	240
	5,245	5,363

The emoluments disclosed above include HK$115,000 (2001: HK$133,000) paid to independent non-executive directors.

5 DIRECTORS' EMOLUMENTS (Continued)

The aggregate emoluments paid to the directors are further analysed into the following bands:

Emolument bands	Number of directors in each band	
	2002	2001
HK$Nil - HK$1,000,000	8	8
HK$4,000,001 - HK$4,500,000	1	1
	9	9

During the year, a director, Kevin Lo Chung Ping, has waived fees payable to him as director and executive committee member of the company totalling HK$85,000 (2001: HK$85,000).

6 FIVE HIGHEST PAID INDIVIDUALS

The five individuals whose emoluments were the highest in the group for the year include one (2001: one) director whose emolument is reflected in the analysis presented in note 5. The emoluments payable to the remaining four (2001: four) individuals during the year are as follows:

	2002	2001
	HK$'000	HK$'000
Salaries and allowances	13,089	13,530
Bonuses	2,149	2,746
Pensions	1,006	1,028
	16,244	17,304

The aggregate emoluments paid to the individuals are further analysed into the following bands:

Emolument bands	Number of individuals in each band	
	2002	2001
HK$2,500,001 - HK$3,000,000	1	-
HK$3,500,001 - HK$4,000,000	1	2
HK$4,000,001 - HK$4,500,000	1	1
HK$5,500,001 - HK$6,000,000	1	1
	4	4

7 FINANCE COSTS

	2002	2001
	HK$'000	HK$'000
Interest on overdrafts, bank loans and other loans		
-wholly repayable within five years	18,710	19,572
-not wholly repayable within five years	3,180	3,539
Interest element of finance leases	55	52
Interest element of land premium paid	4,151	6,242
Total borrowing costs incurred	26,096	29,405
Less : Amount capitalised in construction in progress	(4,151)	(6,242)
	21,945	23,163

The capitalisation rate applied to the amount of borrowing costs being capitalised in construction in progress is 6.75% per annum (2001: 6.75% per annum).

8 TAXATION

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	2002	2001
	HK$'000	HK$'000
Hong Kong profits tax	**80,841**	94,493
Overseas taxation	**4,434**	8,369
Under/(over) provisions in prior years	**1,563**	(44,821)
Deferred taxation (note 27)	**3,226**	53,092
	90,064	111,133

There was no material unprovided/unrecognised potential liability/asset for deferred taxation for the year (2001: nil).

9 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the accounts of the company to the extent of HK$466,856,000 (2001 as restated: HK$617,747,000).

10 DIVIDENDS

	2002	2001
	HK$'000	HK$'000
Interim dividend paid of HK$0.20 (2001: HK$0.20) per ordinary share	**87,600**	87,600
Proposed final dividend of HK$0.75 (2001: HK$0.75) per ordinary share	**328,500**	328,500
	416,100	416,100

At a meeting held on 26 March 2003 the directors declared a final dividend of HK$0.75 per ordinary share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ended 31 December 2003.

11 EARNINGS PER SHARE

The earnings per share is calculated based on the group's profit attributable to shareholders of HK$589,918,000 (2001 as restated: HK$589,431,000) and 438,000,000 shares in issue throughout the years ended 31 December 2002 and 2001.

12 FIXED ASSETS

(a) Group

	Construction in progress	Land and buildings	Leasehold improvements	Studio, broadcasting and transmitting equipment	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost							
At 1 January 2002	981,915	139,712	218,915	1,264,137	313,129	32,574	2,950,382
Exchange differences	-	5,145	2,444	17,302	3,080	368	28,339
Additions	339,626	1,399	11,721	288,999	19,447	6,402	667,594
Disposals	-	-	(4,705)	(35,285)	(10,870)	(788)	(51,648)
At 31 December 2002	**1,321,541**	**146,256**	**228,375**	**1,535,153**	**324,786**	**38,556**	**3,594,667**
Accumulated depreciation							
At 1 January 2002	-	8,698	177,279	850,884	235,044	24,777	1,296,682
Exchange differences	-	240	1,194	8,000	1,731	218	11,383
Charge for the year	-	2,262	14,692	113,671	30,330	6,156	167,111
Written back on disposals	-	-	(4,665)	(34,530)	(7,177)	(788)	(47,160)
At 31 December 2002	-	**11,200**	**188,500**	**938,025**	**259,928**	**30,363**	**1,428,016**
Net book value							
At 31 December 2002	**1,321,541**	**135,056**	**39,875**	**597,128**	**64,858**	**8,193**	**2,166,651**
At 31 December 2001	981,915	131,014	41,636	413,253	78,085	7,797	1,653,700

Notes:

(i) The net book value of leased assets as at 31 December 2002 comprised furniture, fixtures and equipment of HK$107,000 (2001: HK$266,000) and motor vehicles of HK$112,000 (2001: HK$186,000).

(ii) At 31 December 2002, fixed assets with net book value amounting to HK$106,597,000 (2001: HK$114,789,000) were pledged as security for the group's short term loans and long term liabilities.

(iii) The cost of construction in progress comprises premium paid for the land registered in Hong Kong as Tseung Kwan O Town Lot Number 39 with a lease term of between 10 to 50 years and expenditures incurred on the development of buildings not yet completed at the year end.

(iv) As at 31 December 2002, interest capitalised in construction in progress and other fixed assets amounted to HK$17,788,000 (2001: HK$13,637,000) and HK$5,157,000 (2001: HK$5,157,000) respectively.

12 FIXED ASSETS (Continued)

(a) Group (Continued)

(v) No depreciation is provided for studio, broadcasting and transmission equipment with cost amounting to HK$198,697,000 not yet in use as at the year end (2001: HK$218,000).

(vi) The group's interests in land and buildings at their net book values are analysed as follows:

	2002	2001
	HK$'000	HK$'000
Outside Hong Kong, freehold	116,317	111,173
In Hong Kong, lease of between 10 to 50 years	18,739	19,841
	135,056	131,014

(b) Company

	Construction in progress	Leasehold improvements	Studio, broadcasting and transmitting equipment	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost						
At 1 January 2002	981,915	147,180	720,754	208,754	25,087	2,083,690
Additions	339,626	-	258,475	7,476	2,443	608,020
Transfers from a subsidiary	-	-	-	55	-	55
Disposals	-	-	(6,313)	(1,294)	(788)	(8,395)
At 31 December 2002	**1,321,541**	**147,180**	**972,916**	**214,991**	**26,742**	**2,683,370**
Accumulated depreciation						
At 1 January 2002	-	142,338	607,519	180,147	20,275	950,279
Charge for the year	-	2,421	43,689	14,178	2,514	62,802
Transfers from a subsidiary	-	-	-	30	-	30
Written back on disposals	-	-	(6,108)	(1,195)	(788)	(8,091)
At 31 December 2002	**-**	**144,759**	**645,100**	**193,160**	**22,001**	**1,005,020**
Net book value						
At 31 December 2002	**1,321,541**	**2,421**	**327,816**	**21,831**	**4,741**	**1,678,350**
At 31 December 2001	981,915	4,842	113,235	28,607	4,812	1,133,411

12 FIXED ASSETS (Continued)

(b) Company (Continued)

Notes:

(i) The cost of construction in progress comprises premium paid for the land registered in Hong Kong as Tseung Kwan O Town Lot Number 39 with a lease term of between 10 to 50 years and expenditures incurred on the development of buildings not yet completed at the year end.

(ii) As at 31 December 2002, interest capitalised in construction in progress amounted to HK$17,788,000 (2001: HK$13,637,000).

(iii) No depreciation is provided for studio, broadcasting and transmission equipment with cost amounting to of HK$198,697,000 not yet in use as at year end (2001: HK$218,000).

13 SUBSIDIARIES

	Company	
	2002	2001
	HK$'000	HK$'000
Unlisted shares, at cost	**693**	443
Amounts due from subsidiaries (note)	**554,304**	763,495
Amounts due to subsidiaries (note)	**(56,545)**	(5,462)
	498,452	758,476

Note: The amounts due from/(to) the subsidiaries are unsecured and interest free, and have no fixed terms of repayment.

Details of the subsidiaries are listed in note 36.

14 JOINTLY CONTROLLED ENTITIES

	Group	
	2002	2001
	HK$'000	HK$'000
Share of net assets	**61,861**	85,829
Loan to a jointly controlled entity (note a)	**19,018**	18,924
	80,879	104,753
Unlisted shares, at cost	**160,565**	160,565

Notes:

(a) The loan to a jointly controlled entity is unsecured and interest free, and has no fixed terms of repayment.

(b) Details of the jointly controlled entities are listed below:

Name	Place of incorporation	Principal activities and place of operation	Percentage of interest in ownership
Hsin Chi Broadcast Co. Ltd.	Taiwan	Satellite digital television broadcasting services in Taiwan	40%
上海新视线互动多媒体有限公司	The People's Republic of China	Internet web portal in Mainland China	50%

15 ASSOCIATED COMPANIES

	Group	
	2002	2001
	HK$'000	HK$'000
Share of net assets	**25,685**	19,247
Unlisted shares, at cost	**39,419**	32,634

15 ASSOCIATED COMPANIES (Continued)

Details of the associated companies are listed below:

Name	Place of incorporation	Principal activities and place of operation	Particulars of issued shares held	Percentage of interest in ownership
TVB3 Network Company Limited	Thailand	Television production and programming service in Thailand	Ordinary shares of Baht10 each	40.00%
Interface Co. Ltd.	Taiwan	Magazine publications in Taiwan	Ordinary shares of NT$10 each	35.26%

16 INVESTMENTS IN SECURITIES

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Held-to-maturity debt securities (note a)	-	49,825	-	49,825
Investment securities (note b)	**4,698**	4,550	-	-
	4,698	54,375	-	49,825
Amounts maturing within one year included under current assets	-	(49,825)	-	(49,825)
	4,698	4,550	-	-

The analysis of the above is as follows:

(a) Held-to-maturity debt securities

	Group 2002	Group 2001	Company 2002	Company 2001
Debt securities, at amortised cost				
Listed outside Hong Kong	-	49,825	-	49,825
Debt securities maturing within one year included under current assets	-	(49,825)	-	(49,825)
	-	-	-	-
Market value of listed debt securities	-	50,099	-	50,099

NOTES TO THE ACCOUNTS (Continued)

16 INVESTMENTS IN SECURITIES (Continued)

(b) Investment securities

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Equity securities, at cost				
Unlisted	**20,140**	19,989	-	-
Less : Provision for impairment losses	**(15,442)**	(15,439)	-	-
	4,698	4,550	-	-

17 LOANS TO INVESTEE COMPANIES

	Group	
	2002	2001
	HK$'000	HK$'000
Loans to investee companies	**48,940**	48,869
Less: Provision	**(38,053)**	(38,045)
	10,887	10,824

The loans to the investee companies are unsecured and interest free, and have no fixed terms of repayment, except for HK$6,313,000 (2001: HK$6,275,000) which carries interest at 2% per annum above the Canadian Prime Rate. The provision was made by the directors for the amounts considered irrecoverable.

18 STOCKS

At 31 December 2002 and 31 December 2001, all stocks are stated at cost.

19 TRADE AND OTHER RECEIVABLES, PREPAYMENTS AND DEPOSITS

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Due from :				
Jointly controlled entities	**53**	-	-	-
Associated companies	**2,751**	2,257	-	-
Investee company	**1,922**	275	-	-
Related parties (note a)	**64,856**	15,763	-	-
Trade receivables (note b)	**773,939**	1,008,866	**522,254**	654,332
Less : Provision for doubtful debts	**(59,058)**	(72,891)	**(35,257)**	(38,835)
Prepayments, deposits and other receivables	**180,879**	192,697	**86,241**	99,316
	965,342	1,146,967	**573,238**	714,813

19 TRADE AND OTHER RECEIVABLES, PREPAYMENTS AND DEPOSITS (Continued)

Notes:

(a) As at 31 December 2002, amounts due from related parties of HK$13,096,000 (2001: nil) were pledged as security for certain short term loans granted to the group.

(b) The group operates a controlled credit policy and allows an average credit period of forty to sixty days to the majority of the group's customers who satisfy the credit evaluation. Cash on delivery, advance payments or bank guarantees are required from other customers of the group.

At 31 December 2002, the aging analysis of the trade receivables including trading balances due from associated companies, an investee company and related parties were as follows:

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Current	**406,356**	451,738	**245,108**	274,422
1-2 months	**182,887**	276,536	**137,153**	212,551
2-3 months	**119,576**	131,018	**88,789**	95,830
3-4 months	**59,209**	52,573	**33,789**	34,766
4-5 months	**18,893**	20,932	**6,745**	10,666
Over 5 months	**46,135**	78,601	**10,670**	26,097
	833,056	1,011,398	**522,254**	654,332
Trade receivables due from:				
Third parties	**773,939**	1,008,866	**522,254**	654,332
Associated companies, an investee company and related parties	**59,117**	2,532	**-**	-
	833,056	1,011,398	**522,254**	654,332

20 TRADE AND OTHER PAYABLES AND ACCRUALS

	Group		Company	
		As restated		As restated
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Due to :				
Jointly controlled entities	**2,993**	3,369	**-**	-
Associated companies	**16,698**	27,983	**-**	-
Related parties	**31,718**	48,845	**-**	-
Trade payables	**130,612**	163,603	**96,644**	117,759
Other accounts payables and accruals	**393,787**	493,525	**156,064**	231,454
	575,808	737,325	**252,708**	349,213

20 TRADE AND OTHER PAYABLES AND ACCRUALS (Continued)

At 31 December 2002, the aging analysis of the trade payables including trading balances due to jointly controlled entities, associated companies and related parties were as follows:

	Group		Company	
	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Current	98,645	159,783	61,194	114,228
1-2 months	45,117	41,435	26,100	2,146
2-3 months	14,207	21,645	8,526	878
3-4 months	3,711	6,878	732	98
4-5 months	3,173	6,045	33	394
Over 5 months	17,122	7,449	59	15
	181,975	243,235	96,644	117,759
Trade payables due to:				
Third parties	130,612	163,603	96,644	117,759
Jointly controlled entities, associated companies and related parties	51,363	79,632	-	-
	181,975	243,235	96,644	117,759

21 BANK DEPOSITS AND OVERDRAFTS

(a) At 31 December 2002, the group has pledged bank deposits of HK$1,618,000 (2001: HK$7,134,000) to secure certain banking facilities and credit facilities granted to the group.

(b) At 31 December 2002, bank overdrafts of HK$45,970,000 are unsecured. At 31 December 2001, bank overdrafts of HK$37,579,000 were secured by the current assets of HK$2,575,000 and fixed assets with net book value of HK$11,868,000.

22 SHORT TERM LOANS

	Group		Company	
	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Short term bank loans, secured	85,122	14,980	-	-
Short term bank loans, unsecured	147,664	156,755	30,000	-
Other short term loans, unsecured	-	4,212	-	-
	232,786	175,947	30,000	-

23 PENSIONS OBLIGATIONS

	Group	
	2002	2001
	HK$'000	HK$'000
Obligations on:		
- pensions - defined contribution plans (note a)	**6,640**	6,863
- pensions - defined benefits plans (note b)	**7,642**	6,224
	14,282	13,087

Notes:

(a) Pensions - defined contribution plans

Forfeited contributions totalling HK$4,370,000 (2001: HK$4,697,000) were utilised during the year.

Contributions totalling HK$6,640,000 (2001: HK$6,863,000) were payable to the fund at the year-end and are included in other accounts payables and accruals.

(b) Pensions - defined benefits plans

The group operates a defined benefit retirement scheme providing benefits to eligible employees located in Taiwan under the local regulations.

The pension plan is a final salary defined benefit plan. The assets of the funded plan are held separately from those of the group, being invested through a central trust fund. The plan is valued by a qualified actuary annually using the projected unit credit method. The latest valuation of the defined benefit plan in Taiwan was carried out as of 31 December 2002 by PricewaterhouseCoopers. This valuation showed that the aggregate past service liabilities were fully covered by net assets available for benefits.

The amounts recognised in the balance sheet are determined as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
Present value of funded obligations	**21,278**	14,445
Fair value of plan assets	**(11,214)**	(8,221)
	10,064	6,224
Unrecognised actuarial losses	**(2,422)**	-
Liability in the balance sheet	**7,642**	6,224

23 PENSIONS OBLIGATIONS (Continued)

(b) Pensions - defined benefits plans (Continued)

The amounts recognised in the profit and loss account were as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
Current service cost	**3,197**	2,695
Interest cost	**580**	545
Expected return on plan assets	**(347)**	(321)
Total, included in staff costs (note 4)	**3,430**	2,919

Movement in the liability recognised in the balance sheet:

	Group	
	2002	2001
	HK$'000	HK$'000
At 1 January	**6,224**	6,244
Exchange differences	**297**	(594)
Total expense - as shown above	**3,430**	2,919
Contributions paid	**(2,309)**	(2,345)
At 31 December	**7,642**	6,224

The principal actuarial assumptions used were as follows:

	Group	
	2002	2001
	%	%
Discount rate	**4.00**	4.25
Expected rate of return on plan assets	**3.25**	4.00
Expected rate of future salary increases	**3.00**	3.00

24 SHARE CAPITAL

	Number of ordinary shares of HK$0.05 each	Nominal value
		HK$'000
Authorised:		
At 1 January 2002 and 31 December 2002	**1,300,000,000**	**65,000**
Issued and fully paid:		
At 1 January 2002 and 31 December 2002	**438,000,000**	**21,900**

25 RESERVES

(a) Group

	Share premium	General reserve	Capital reserve	Legal reserve	Exchange fluctuation reserve	Capital redemption reserve	Retained earnings	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2001, as previously reported	602,026	70,000	1,171	7,468	3,435	40,118	2,237,290	2,961,508
Effect of the provision for employee leave entitlements (note 1(j)(i))	-	-	-	-	-	-	(42,657)	(42,657)
At 1 January 2001, as restated	602,026	70,000	1,171	7,468	3,435	40,118	2,194,633	2,918,851
Arising on consolidation								
- subsidiaries	-	-	-	-	(8,302)	-	-	(8,302)
- jointly controlled entities	-	-	-	-	(9,613)	-	-	(9,613)
- associated companies	-	-	-	-	(1,542)	-	-	(1,542)
Exchange translation differences	-	-	-	-	5,557	-	(5,557)	-
Profit for the year, as restated	-	-	-	-	-	-	589,431	589,431
2000 Final dividend paid	-	-	-	-	-	-	(328,500)	(328,500)
2001 Interim dividend paid (note 10)	-	-	-	-	-	-	(87,600)	(87,600)
At 31 December 2001	602,026	70,000	1,171	7,468	(10,465)	40,118	2,362,407	3,072,725
Representing:								
2001 Final dividend proposed							328,500	
Others							2,033,907	
Retained earnings at 31 December 2001							2,362,407	
Company and subsidiaries	602,026	70,000	1,171	7,468	4,928	40,118	2,415,096	3,140,807
Jointly controlled entities	-	-	-	-	(13,259)	-	(44,608)	(57,867)
Associated companies	-	-	-	-	(2,134)	-	(8,081)	(10,215)
At 31 December 2001	602,026	70,000	1,171	7,468	(10,465)	40,118	2,362,407	3,072,725

25 RESERVES (Continued)

(a) Group (Continued)

	Share premium	General reserve	Capital reserve	Legal reserve	Exchange fluctuation reserve	Capital redemption reserve	Retained earnings	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2002, as previously reported	602,026	70,000	1,171	7,468	(10,465)	40,118	2,411,883	3,122,201
Effect of the provision for employee leave entitlements (note 1(j)(i))	-	-	-	-	-	-	(49,476)	(49,476)
At 1 January 2002, as restated	602,026	70,000	1,171	7,468	(10,465)	40,118	2,362,407	3,072,725
Arising on consolidation								
- subsidiaries	-	-	-	-	751	-	-	751
- jointly controlled entities	-	-	-	-	4,135	-	-	4,135
- associated companies	-	-	-	-	903	-	-	903
Exchange translation differences	-	-	-	-	2,807	-	(2,807)	-
Profit for the year	-	-	-	-	-	-	589,918	589,918
2001 Final dividend paid (note 10)	-	-	-	-	-	-	(328,500)	(328,500)
2002 Interim dividend paid (note 10)	-	-	-	-	-	-	(87,600)	(87,600)
At 31 December 2002	**602,026**	**70,000**	**1,171**	**7,468**	**(1,869)**	**40,118**	**2,533,418**	**3,252,332**
Representing:								
2002 Final dividend proposed							328,500	
Others							2,204,918	
Retained earnings at 31 December 2002							**2,533,418**	
Company and subsidiaries	602,026	70,000	1,171	7,468	8,486	40,118	2,608,158	3,337,427
Jointly controlled entities	-	-	-	-	(9,124)	-	(65,784)	(74,908)
Associated companies	-	-	-	-	(1,231)	-	(8,956)	(10,187)
At 31 December 2002	**602,026**	**70,000**	**1,171**	**7,468**	**(1,869)**	**40,118**	**2,533,418**	**3,252,332**

25 RESERVES (Continued)

(b) Company

	Share premium	General reserve	Capital redemption reserve	Retained earnings	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2001, as previously reported	602,026	70,000	40,118	2,212,218	2,924,362
Effect of the provision for employee leave entitlements (note 1(j)(i))	-	-	-	(35,662)	(35,662)
At 1 January 2001, as restated	602,026	70,000	40,118	2,176,556	2,888,700
Profit for the year, as restated	-	-	-	617,747	617,747
2000 Final dividend paid	-	-	-	(328,500)	(328,500)
2001 Interim dividend paid (note 10)	-	-	-	(87,600)	(87,600)
At 31 December 2001	602,026	70,000	40,118	2,378,203	3,090,347
Representing:					
2001 Final dividend proposed				328,500	
Others				2,049,703	
Retained earnings at 31 December 2001				2,378,203	
At 1 January 2002, as previously reported	602,026	70,000	40,118	2,419,375	3,131,519
Effect of the provision for employee leave entitlements (note 1(j)(i))	-	-	-	(41,172)	(41,172)
At 1 January 2002, as restated	602,026	70,000	40,118	2,378,203	3,090,347
Profit for the year	-	-	-	466,856	466,856
2001 Final dividend paid (note 10)	-	-	-	(328,500)	(328,500)
2002 Interim dividend paid (note 10)	-	-	-	(87,600)	(87,600)
At 31 December 2002	**602,026**	**70,000**	**40,118**	**2,428,959**	**3,141,103**
Representing:					
2002 Final dividend proposed				328,500	
Others				2,100,459	
Retained earnings at 31 December 2002				**2,428,959**	

In accordance with local laws and regulations of a subsidiary, the subsidiary is required to transfer certain gain on disposal of fixed assets and the gain on deemed disposal of its associated company to the capital reserve. The application of the capital reserve in respect of the gain on disposal of fixed assets is restricted to covering operating losses and conversion into share capital. The capital reserve in connection with the gain on deemed disposal of its associated company can only be used to cover operating losses.

25 RESERVES (Continued)

In accordance with local laws of a subsidiary, the subsidiary is required to set aside 10% of annual net income less any accumulated deficit as legal reserve to the extent that the legal reserve amounts to total contributed share capital. The application of the legal reserve is restricted to covering operating losses and conversion into share capital.

The capital redemption reserve and share premium account of the group were set up in accordance with the requirements of the Hong Kong Companies Ordinance.

Distributable reserves, include retained earnings and general reserve, of the company at 31 December 2002, calculated under section 79B of the Hong Kong Companies Ordinance and amounted to HK$2,498,959,000 (2001 as restated: HK$2,448,203,000).

26 LONG TERM LIABILITIES

	Group	
	2002	2001
	HK$'000	HK$'000
Loans and notes payable		
- Unsecured	-	910
- Secured	76,626	91,652
	76,626	92,562
Obligations under finance leases	462	591
	77,088	93,153
Amounts due within one year included under current liabilities	(21,499)	(20,911)
	55,589	72,242

The analysis of the above is as follows:

	2002	2001
Bank loans		
- wholly repayable within five years	51,160	62,574
- not wholly repayable within five years	20,988	24,507
	72,148	87,081
Other loans and notes payable		
- wholly repayable within five years	4,478	5,481
	76,626	92,562
Obligations under finance leases		
- wholly repayable within five years	462	591
	77,088	93,153
Amounts due within one year included under current liabilities	(21,499)	(20,911)
	55,589	72,242

26 LONG TERM LIABILITIES (Continued)

At 31 December 2002, the group's bank loans, other loans and notes payable (excluding finance lease liabilities) were repayable as follows:

	Bank loans		Other loans and notes payable	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
- within one year	**21,208**	19,736	**102**	1,004
- in the second year	**8,818**	19,444	**111**	102
- in the third to fifth year	**21,133**	23,394	**4,265**	4,375
- after the fifth year	**20,989**	24,507	**-**	-
	72,148	87,081	**4,478**	5,481

At 31 December 2002, the group's finance lease liabilities were repayable as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
- within one year	**245**	223
- in the second year	**245**	223
- in the third to fifth year	**57**	274
	547	720
Future finance charges on finance leases	**(85)**	(129)
Present value of finance lease liabilities	**462**	591

The present value of finance lease liabilities is as follows:

	2002	2001
- within one year	**189**	171
- in the second year	**211**	171
- in the third to fifth year	**62**	249
	462	591

27 DEFERRED TAXATION

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
At 1 January	**52,438**	(776)	**59,245**	7,470
Transfer from profit and loss account (note 8)	**3,226**	53,092	**4,269**	51,775
Exchange differences	**(58)**	122	**-**	-
At 31 December	**55,606**	52,438	**63,514**	59,245
Provided for in respect of :				
Accelerated depreciation allowances	**59,491**	49,673	**62,483**	54,262
Other timing differences	**(3,885)**	2,765	**1,031**	4,983
	55,606	52,438	**63,514**	59,245

28 CONTINGENT LIABILITIES

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Guarantees for banking facilities granted to				
- subsidiaries	**-**	-	**86,825**	120,096
- an investee company	**1,551**	5,611	**-**	-
Guarantee for a performance bond granted to a subsidiary (note a)	**88,000**	88,000	**88,000**	88,000
	89,551	93,611	**174,825**	208,096

Notes:

(a) A wholly owned subsidiary of the company was issued the Pay TV Licence ("the Licence") by the Government of Hong Kong Special Administrative Region ("the Government") on 5 December 2000. Pursuant to one of the Licence conditions, the subsidiary submitted to the Broadcasting Authority a performance bond issued by a bank in the amount of HK$88 million, in favour of the Government. The performance bond is to secure the compliance by the subsidiary of its obligations to roll-out domestic pay television service in accordance with the terms of the Licence. The company has granted a guarantee to the bank in respect of the issue of this performance bond.

(b) On 18 July 2002, Galaxy Satellite Broadcasting Limited ("GSBL"), a former subsidiary of the company, was served a court claim filed by Americom Asia-Pacific, LLC, ("AAP") issued in London for outstanding satellite transponder service fees in the total sum of US$1,132,235 pursuant to the GE-1A Satellite Transponder Service Agreement made between the parties in September 2000. The claim was subsequently withdrawn by AAP and therefore it has no material financial impact on the group.

28 CONTINGENT LIABILITIES (Continued)

(c) Management anticipate that no material liabilities will arise from the above bank and other guarantees which arose in the ordinary course of business.

29 CAPITAL COMMITMENTS

The amounts of commitments for fixed assets are as follows:

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Authorised but not contracted for	**191,550**	651,314	**138,497**	565,773
Contracted but not provided for	**414,174**	646,946	**382,645**	631,681
	605,724	1,298,260	**521,142**	1,197,454

The group's share of commitments for fixed assets of the jointly controlled entities themselves not included in the above are as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
Authorised but not contracted for	**-**	98
Contracted but not provided for	**2**	42
	2	140

30 OPERATING LEASE COMMITMENTS

At 31 December 2002, the group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Land and buildings				
-not later than one year	**106,986**	110,690	**91,531**	96,879
-later than one year and not later than five years	**64,700**	159,095	**38,866**	130,752
-later than five years	**34**	-	**-**	-
	171,720	269,785	**130,397**	227,631
Equipment and transponders				
-not later than one year	**92,673**	138,945	**-**	-
-later than one year and not later than five years	**256,375**	401,091	**-**	-
-later than five years	**112,501**	142,733	**-**	-
	461,549	682,769	**-**	-
	633,269	952,554	**130,397**	227,631

31 TELEVISION BROADCASTING LICENCE

The company operates under the terms of a licence granted by the Government of Hong Kong Special Administrative Region ("the Government") which expired on 30 November 2000. As the licensing and regulatory policies for Digital Terrestrial Television are yet to be finalised, the Government has extended the company's licence for three years up to 30 November 2003. The Government has commenced procedures of review since October 2001 and a decision was concluded in 2002 that a renewed licence would be granted to the company. The renewed licence, granted on 12 November 2002, covers a period of twelve years commencing on 1 December 2003 and will be subject to a mid-term review in 2009.

32 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to net cash inflow generated from operations

	2002	As restated 2001
	HK$'000	HK$'000
Operating profit	735,549	697,357
Depreciation charges	167,111	173,668
(Gains)/losses on disposal of fixed assets	(148)	12,342
Interest income	(7,786)	(49,868)
Exchange differences	(10,412)	3,458
Operating profit before working capital changes	884,314	836,957
Increase in programmes, film rights and stocks	(122,738)	(43,183)
Decrease/(increase) in trade and other receivables, prepayments and deposits	181,278	(40,204)
Decrease in trade and other payables and accruals	(160,577)	(28,624)
Increase/(decrease) in pensions obligations - defined benefits plans	1,418	(20)
Decrease in accrual for government royalty	-	(14,902)
Net cash inflow generated from operations	783,695	710,024

32 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Continued)

(b) Analysis of changes in financing during the year:

	Minority interests	Share capital including premium	Long term bank loans	Other loans and notes payable	Obligations under finance leases	Short term loans
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balances at 1 January 2001, as previously reported	45,256	623,926	91,239	5,624	-	190,234
Effect of the provision for employee leave entitlements (note 1(j)(i))	(1,599)	-	-	-	-	-
Balances at 1 January 2001, as restated	43,657	623,926	91,239	5,624	-	190,234
Exchange differences	(6,075)	-	(8,680)	(57)	-	-
Repayments during the year	-	-	(16,450)	(86)	(174)	(190,234)
Additions during the year	-	-	20,972	-	765	175,947
	(6,075)	-	(4,158)	(143)	591	(14,287)
Share of losses attributable to minority interests, as restated	(37,582)	-	-	-	-	-
Balances at 31 December 2001	-	623,926	87,081	5,481	591	175,947
Balances at 1 January 2002, as previously reported	2,068	623,926	87,081	5,481	591	175,947
Effect of the provision for employee leave entitlements (note 1(j)(i))	(2,068)	-	-	-	-	-
Balances at 1 January 2002, as restated	-	623,926	87,081	5,481	591	175,947
Exchange differences	(2,689)	-	4,414	10	53	-
Repayments during the year	-	-	(21,552)	(1,013)	(182)	(175,947)
Additions during the year	-	-	2,205	-	-	232,786
Repayments of a loan due to a minority shareholder	(1,156)	-	-	-	-	-
	(3,845)	-	(14,933)	(1,003)	(129)	56,839
Share of losses attributable to minority interests	4,269	-	-	-	-	-
Balances at 31 December 2002	**424**	**623,926**	**72,148**	**4,478**	**462**	**232,786**

33 SIGNIFICANT RELATED PARTY TRANSACTIONS

The following is a summary of the significant related party transactions, which are carried out in the normal course of the group's business:

(a) Since 5 May 1992, Shaw Brothers (Hong Kong) Limited ("Shaw"), a substantial shareholder of the company, has been providing certain production facilities to the company under a production management agreement. On 31 January 2001, the company and Shaw entered into a new production management agreement for a term of two years from 1 February 2001 to 31 January 2003 at a monthly fee of HK$445,000. The amount paid by the company during 2002 was HK$5,345,000 (2001: HK$5,345,000). In addition, an amount of HK$88,000 (2001: HK$89,000) was paid by the company to Shaw during 2002 as a reimbursement of the government rates in respect of the production facilities.

(b) On 19 May 1997 and 15 December 1997, the company and Shaw entered into separate tenancy agreements, whereby Shaw granted to the company tenancies of certain office and car parking spaces. The term of the two tenancies commenced on 1 July 1997 and 1 November 1997 respectively and both will expire on 30 June 2005. The amount of rental paid by the company during 2002 was HK$17,732,000 (2001: HK$17,732,000).

(c) On 30 March 2001, the company entered into a Letter of Intent with Chevalier (Network Solutions) Limited ("CNSL"), in relation to the supply, installation and maintenance of the private automatic branch exchange system and structured cabling network by CNSL at the new TVB City of the company at a lump sum fee of HK$20,526,000, which is to be settled by way of installments. The controlling shareholder of the holding company of CNSL is also a director of the company. The formal contract containing the terms as stated in the Letter of Intent was signed in November 2001. The amount paid by the company during 2002 was HK$8,664,000 (2001: HK$1,328,000).

(d) Era Films (Hong Kong) Limited ("Era Films") through its agent, Red River Agents Limited ("Red River"), has purchased from the company advertising airtime available on the company's channels in Hong Kong subject to terms and conditions set out in the rate card published by the company to all advertisers from time to time. Both Era Films and Red River are associates of Era Communications Co. Ltd. ("Era"), which is a minority shareholder of Liann Yee Production Co. Ltd. ("LYP"), a non-wholly owned subsidiary of the company. The income accrued by the company from selling advertising airtime to Era Films during 2002 was HK$ 1,766,000 (2001: HK$1,130,000).

(e) Sharp-Roxy (HK) Limited ("Sharp-Roxy") through its agents, Thematic Advertising Limited and Standard Advertising HK Limited (both are independent third party and not related to the company), has purchased from the company advertising airtime available on the company's channels in Hong Kong subject to terms and conditions set out in the rate card published by the company to all advertisers from time to time. A shareholder together with his family who controls 50% of the voting power of Sharp-Roxy, is also a director of the company. The income accrued by the company from selling advertising airtime to Sharp-Roxy during 2002 was HK$1,926,000 (2001: HK$3,124,000).

(f) Since 1 January 1995, Era has been acting as the sole distributor of LYP's cable channels in Taiwan and is responsible for collecting the income generated from broadcast of LYP's television programmes on behalf of LYP. On 16 November 2000, the parties renewed the distribution agreement for a period of two years from 1 March 2001. On 13 March 2002, LYP and Era entered into a supplemental agreement to the distribution agreement varying the amount of commission payable by LYP to Era as from 1 January 2002. The fee paid by LYP to Era during 2002 was HK$ 10,769,000 (2001: HK$7,133,000).

33 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(g) Since 1995, Era has been placing advertisements on the cable television channels operated by LYP, as well as the channels or magazines of which LYP has been appointed as an agent for recruiting advertisements. The amount received by LYP during 2002 was HK$2,921,000 (2001: HK$7,364,000).

(h) Since 1995, LYP has been representing Era as a marketing agent to recruit advertisements for certain television channels operated by Era in Taiwan. On 12 July 2001, the parties renewed the agreement for one year from 1 July 2001. Under the agreement, LYP would deduct 15% of the gross advertising income payable by third party advertisers arising from advertisements placed through LYP on the channels operated by Era as commission and pay the balance to Era on a monthly basis. It was agreed between the parties that LYP would not receive any commission for the advertisements paid by non-cash consideration. The amount (before volume rebates) received by LYP during 2002 was HK$ 19,681,000 (2001: HK$33,236,000). The volume rebates paid by LYP to third party advertisers during 2002 was HK$20,340,000 (2001: HK$23,502,000).

(i) Since 1 August 1998, Era has been providing LYP with optical fibre networking services in Taiwan. On 25 July 2002, the parties renewed the agreement for a period of six months from 1 July 2002. Pursuant to the new agreement, Era would provide 14 lines of optic fibre to LYP at a monthly fee of HK$29,000 (exclusive of sales tax) per line. The fee paid by LYP to Era during 2002 was HK$6,591,000 (2001: HK$9,681,000).

(j) Since 28 October 2000, LYP has been providing Era with satellite equipment and technical services in Taiwan at a monthly fee of HK$1,299,000 and Era has been providing LYP with satellite relay programme services in Taiwan at a monthly fee of HK$646,000. The fees were exclusive of 5% sales tax. On 27 December 2001, the parties renewed the agreement for one year from 1 January 2002 on the same terms and conditions. During 2002 the fee received by LYP from Era was HK$15,586,000 (2001: HK$14,748,000) and the amount paid by LYP to Era was HK$7,754,000 (2001: HK$7,337,000).

(k) Since 1 July 1999, LYP has been acting as the advertising agent of its associated company, Interface Co. Ltd. ("Interface") to recruit advertisements in the printed publications published and distributed by Interface and responsible for business planning in Taiwan, whereby LYP received an agreed percentage of the advertising revenue net of monetary equivalent of advertisements which were paid by non-cash consideration as commission. On 11 April 2002, the parties renewed the agreement for one year from 1 January 2002 on the same terms and conditions. The income received by LYP during 2002 was HK$5,849,000 (2001: HK$7,761,000).

(l) LYP entered into various agreements with a jointly controlled entity, Hsin Chi Broadcast Co. Ltd. ("HCB") to provide satellite transmission service to LYP. The service fees paid by LYP to HCB during 2002 was HK$10,213,000 (2001: HK$9,692,000).

(m) On 16 April 1999, TVBI Company Limited ("TVBI"), a wholly owned subsidiary of the company, agreed to sub-lease part of the satellite transponder capacity to Era. The sub-lease agreement was superseded by a revised agreement dated 13 January 2000 varying the monthly fee and the contract period to commence on 1 January 2000 and expire on 31 March 2006. On 28 April 2001, TVBI and Era entered into a supplemental agreement to the revised agreement, pursuant to which the parties agreed that the transponder capacity leased from TVBI to Era would be reduced from 27 MHZ to 13.5 MHZ as from 1 March 2001. The fee received by TVBI from Era during 2002 was HK$5,167,000 (2001: HK$9,571,000).

33 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(n) On 30 June 2000, TVB (Overseas) Limited ("TVBO"), a wholly owned subsidiary of the company, entered into a master production agreement with Era, to produce certain programmes for Era for a period of one year from 1 July 1999. On 5 January 2001, both parties agreed to renew the agreement for another one year from 1 July 2000 on the same terms and conditions except that the right of Era in exploiting the programmes was extended to video compact disc format. The fees received by TVBO from Era during 2002 was nil (2001: HK$5,656,000).

(o) On 8 October 1995, TVBO entered into agreements with MEASAT Broadcast Network Systems Sdn. Bhd. ("MBNS"), an associate of the minority shareholder of one of the company's non-wholly owned subsidiaries, in respect of technical and management support and sales and marketing support by TVBO to MBNS for the period from 1 October 1996 to 30 September 2001. On 30 May 2001, TVBO entered into a supplemental agreement with MBNS to extend the terms of the agreements to cover a new channel acquired by MBNS and All Asia Programming Systems (BVI) Ltd. ("AAPS"), a wholly owned subsidiary of MBNS. The income accrued by TVBO during 2002 was nil (2001: HK$11,730,000).

(p) On 7 October 1995, TVBO entered into a main supply agreement with AAPS for the supply of programming by TVBO for distribution by AAPS in Malaysia for the period from 1 October 1996 to 30 September 2001. On 8 October 1995, TVBO entered into a sub-license agreement with MBNS and AAPS where AAPS sub-licensed the programming to MBNS. On 8 December 1997, supplemental agreements were entered into between the parties to supplement the then arrangement. On 30 May 2001, TVBO entered into the letter agreement with AAPS and MBNS, pursuant to which various amendments were made to the terms of the agreements, including the fees payable, the extension of licensed territories for distribution to Brunei, certain arrangements in relation to subscription by hotel and commercial establishments and the replacement of programming. The income accrued by TVBO during 2002 was HK$904,000 (2001: HK$38,403,000).

(q) On 30 May 2001, TVBO entered into an agreement with MBNS and AAPS for supplying a channel to AAPS (which then sub-licensed to MBNS) for distribution in Malaysia and Brunei for the period from 1 November 1999 to 30 September 2001. The income accrued by TVBO during 2002 was nil (2001: HK$14,748,000).

(r) On 30 September 2001, TVBI and TVB Satellite TV Entertainment Limited ("TVBSE"), both are wholly owned subsidiaries of the company, entered into a conditional deal memorandum with MBNS in relation to (i) the granting by TVBI to MBNS of subscription television distribution rights in relation to certain Chinese language programming for distribution in Malaysia and Brunei, and (ii) the provision of services by TVBSE to MBNS in relation to the selling of advertising and sponsorship on certain television channels for a period of three years from 1 October 2001. MBNS may sub-license such distribution rights to its affiliates or related companies. The agreement was mutually terminated with effect from 16 April 2002. The total income accrued by TVBI and TVBSE during 2002 was HK$34,337,000 (2001: HK$24,518,000).

(s) On 21 May 2002, TVBI and MBNS entered into a deal memorandum, pursuant to which TVBI would license television programmes to MBNS as part of the programme line up of a channel owned and operated by MBNS for the period from 16 April 2002 to 30 September 2004 on an exclusive basis in Malaysia and Brunei. The income accrued by TVBI during 2002 was HK$47,736,000 (2001: nil).

(t) On 25 June 2002, TVBI acting as an agent of LYP entered into a deal memorandum with MBNS for the grant of broadcast right in respect of a Mandarin language channel for the pay television services operated by MBNS and its affiliated company for the period from 16 April 2002 to 30 September 2004 on an exclusive basis in Malaysia and Brunei. The income accrued by LYP during 2002 was HK$ 15,566,000 (2001: nil).

33 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(u) On 26 June 2002, TVBSE entered into a deal memorandum with MBNS for the supply of two Mandarin language channels to MBNS for broadcast on the pay television services operated by MBNS and its affiliated company from 16 April 2002 to 30 September 2004 in Malaysia and Brunei. The income accrued by TVBSE during 2002 was HK$11,722,000 (2001: nil).

(v) On 8 July 2002, MBNS appointed TVBSE as its advertising agent responsible for advertisements and sponsorship sales of certain channels of MBNS in Malaysia and Brunei for the period from 16 April 2002 to 30 September 2004. The income accrued by TVBSE during 2002 was HK$16,500,000 (2001: nil).

Apart from the above, the other related party transactions, the amounts of which involved were not significant to the group, include:

-Rental income from leasing of facilities and office premises,

-Income from sub-licensing of news reports rights,

-Income from providing the use of information system,

-Expense on licensing of film rights,

-Expense on production of television programmes, and

-Rental expense on leasing of production spaces.

34 SUBSEQUENT EVENTS

(a) Pursuant to a joint venture agreement dated 11 November 1999, MEASAT Broadcast Network Systems (BVI) Ltd. ("MBNS(BVI)") and Home Net N.V. ("HomeNet") were required to subscribe an additional 9 million ordinary shares in aggregate in TVB Publishing Holding Limited ("TVBPH") on or before 21 February 2001. The shareholders of TVBPH agreed to a postponement of the subscription and the additional shares were subsequently allotted on or about 30 November 2001 to MBNS(BVI) and HomeNet as unpaid shares without any voting or dividend rights attached. On 28 February 2003, a total of HK$38.7 million was received by TVBPH from MBNS(BVI) and HomeNet as partial payments for the unpaid shares. Subsequent to the partial payments from MBNS(BVI) and HomeNet, the respective interest of the group, MBNS(BVI) and HomeNet in TVBPH is 73.68%, 18.42% and 7.90% which enjoys full voting and dividend rights.

(b) On 20 February 2003, a wholly owned subsidiary of the company entered into a Subscription and Shareholders' Agreement with Intelsat Hong Kong, LLC for the establishment of a joint venture company in Hong Kong known as Galaxy Satellite TV Holdings Limited ("Galaxy Holdings") and for the sale and purchase of the entire issued share capital of Galaxy Satellite Broadcasting Limited ("GSBL") which holds the pay TV Licence issued by the Government of HKSAR to Galaxy Holdings. As a result of the transactions, the group is able to satisfy the condition under its domestic free television programme service licence that its ownership is to be reduced to less than 50% of the equity capital of GSBL before 1 March 2003. The transaction will be accounted for in the next financial year.

35 APPROVAL OF ACCOUNTS

The accounts were approved by the board of directors on 26 March 2003.

36 SUBSIDIARIES

Name	Place of incorporation	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
# iTVB Holdings Limited	British Virgin Islands	HK$10,000	-	100	100	Investment holding
Jade Animation International Limited	Bermuda	US$12,000	-	100	100	Animation investment, licensing and distribution
Long Wisdom Limited	Hong Kong	HK$2	-	100	100	Dormant
OHE Facilities Limited	Bermuda	US$20,000	-	100	100	Provision of services for programme productions
# TVB Investment Limited	Bermuda	US$20,000	-	100	100	Investment holding
TVB (Overseas) Limited	Bermuda	US$12,000	-	100	100	Owner of film rights, programme licensing and investment holding
TVB Satellite TV Holdings Limited	Bermuda	US$12,000	-	100	100	Investment holding
TVBI Company Limited	Hong Kong	HK$2,000,000	-	100	100	Investment holding and programme licensing
# TVBO Production Limited	Bermuda	US$12,000	-	100	100	Owner of film rights and programme licensing
Capital Empire Limited	British Virgin Islands	US$1,000	-	100	-	Owner of film rights and programme licensing
CC Decoders Ltd.	United Kingdom	GBP2	-	64	-	Provision of decoders
Condor Entertainment B.V.	The Netherlands	EUR18,400	-	100	-	Programme licensing

36 SUBSIDIARIES (Continued)

Name	Place of incorporation	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
# Countless B.V.	The Netherlands	EUR18,400	-	100	-	Programme licensing
# Countless Entertainment (Taiwan) Co. Ltd.	Taiwan	NT$1,000,000	-	100	-	Investment holding
# Extra Profit Holdings Limited	British Virgin Islands	HK$1	-	100	-	Investment holding
# Fairwork Group Limited	British Virgin Islands	US$1,000	-	100	-	Investment holding
+ Galaxy Satellite Broadcasting Limited	Hong Kong	HK$2	-	100	-	Provision of uplink and playback services for broadcasters
* Golden Star Video Library Sdn. Bhd.	Malaysia	MYR10,000	-	51	-	Inactive
# iTVB Limited	British Virgin Islands	HK$10,000	-	100	-	Investment holding
Jade Animation Productions Limited	Hong Kong	HK$500,000	-	100	-	Animation productions and investment holding
# Jade Multimedia International Limited	Bermuda	US$12,000	-	100	-	Animation investment, licensing and distribution
Liann Yee Production Co. Ltd.	Taiwan	NT$880,000,000	-	70	-	Production of television programmes, leasing of film studios and advertising
* Oriental Home Entertainment Inc.	Canada	CAD100	-	100	-	Programme licensing and distribution
Peony Holding N.V.	Netherlands Antilles	US$100	US$6,000	100	-	Investment holding and provision of services for programme productions

36 SUBSIDIARIES (Continued)

Name	Place of incorporation	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
# Request Investments Limited	British Virgin Islands	HK$1	-	100	-	Investment holding
# Roverly B.V.	The Netherlands	EUR18,400	-	100	-	Provision of loan financing
The Chinese Channel Limited	Hong Kong	HK$4	-	64	-	Provision of satellite and subscription television programmes
The Chinese Channel Limited	United Kingdom	GBP1,111	-	64	-	Provision of services for programme productions
The Chinese Channel (Holdings) Limited	Cayman Islands	GBP89,640	-	64	-	Investment holding
# Toysters Animation International Ltd.	British Virgin Islands	US$1,000	-	55	-	Dormant
TVB (Australia) Pty. Ltd.	Australia	A$5,500,000	-	100	-	Provision of satellite and subscription television programmes
TVB Facilities Limited	Hong Kong	HK$10,000	-	100	-	Provision of services for programme productions
* TVB Holdings (USA) Inc.	USA	US$6,010,000	-	100	-	Investment holding and programme licensing and distribution
TVB International Limited	Hong Kong	HK$10,000	-	100	-	Inactive
TVB Macau Company Limited	Macau	MOP25,000	-	100	-	Provision of services for programmes productions
* TVB (Mauritius) Limited	Mauritius	US$2	-	100	-	Investment holding

NOTES TO THE ACCOUNTS (Continued)

36 SUBSIDIARIES (Continued)

Name	Place of incorporation	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
§ TVB Publishing Holding Limited	Hong Kong	HK$8,100,000	-	77.78	-	Investment holding
TVB Publications Limited	Hong Kong	HK$20,000,000	-	77.78	-	Magazine publications
TVB Satellite Broadcasting Limited	Hong Kong	HK$2	-	100	-	Provision of programming and channel services
* TVB Satellite Platform, Inc.	USA	US$3,000,000	-	100	-	Provision of satellite and subscription television programmes
TVB Satellite TV Entertainment Limited	Bermuda	US$12,000	-	100	-	Provision of satellite and subscription television programmes
# TVB (Shanghai Holdings) Limited	British Virgin Islands	US$1	-	100	-	Dormant
TVB (UK) Limited	United Kingdom	GBP2	-	100	-	Investment holding
* TVB (USA) Inc.	USA	US$10,000	-	100	-	Provision of satellite and subscription television programmes
TVB Video (UK) Limited	United Kingdom	GBP1,000	-	100	-	Property rental
TVB.COM Limited	Hong Kong	HK$2	-	100	-	Internet web portal
# TVBO Facilities Limited	Bermuda	US$12,000	-	100	-	Provision of services for programme productions
# Zennora Group Limited	British Virgin Islands	US$1,000	-	100	-	Investment holding

36 SUBSIDIARIES (Continued)

Name	Place of incorporation	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
# 翡翠多媒体设计(上海)有限公司	The People's Republic of China, limited liability company	US$350,000	-	100	-	Animation design and productions

None of the subsidiaries have issued any loan capital. Except for TVB (Overseas) Limited which operates principally in Taiwan, Singapore, Malaysia, Australia, North America and Europe, all subsidiaries operate principally in their place of incorporation.

* The accounts of these subsidiaries have been audited by firms other than PricewaterhouseCoopers.

The accounts of these subsidiaries are not audited.

§ On 30 November 2001, TVB Publishing Holding Limited issued a total of 9,000,000 ordinary shares (with a par value of HK$0.10 per share) at HK$8.60 per share to its minority shareholders as unpaid shares without voting and dividends rights in 2002.

\+ On 20 February 2003, the company was disposed to Galaxy Holdings. As a result, the group's effective equity interest in the company was reduced to 49% (note 34(b)).

FAMILY MAN

Legal Entanglement

法網伊人


TAKE MY WORD FOR IT


The Trust of A Life Time


A Case of Misadventure
騎呢大狀

萬千星輝賀台慶

TVB 35th Anniversary Special

Russian Roulette Pre-show




2002年度香港小姐競選決賽
MISS HONG KONG PAGEANT 2002 (FINAL)


Brainworks:
A Grand Revival




2001年度十大勁歌金曲
頒獎典禮
J.S.G. Best 10 Awards Presentation 2001

目錄

公司資料 79

股東週年大會通告 80

主席報告書 82

管理層討論及分析 83

董事局報告書 88

五年財政回顧 96

核數師報告書 97

綜合損益帳 98

綜合資產負債表 99

資產負債表 100

綜合權益變動表 101

綜合現金流量表 102

帳目附註 104

公司資料

董事

邵逸夫爵士，G.B.M.（行政主席）
方逸華（副主席）
費道宜（董事總經理）
周亦卿，O.B.E.
利陸雁群
利榮森，O.B.E.*
李達三，DSSc. (Hon.), J.P.*
羅仲炳
利乾（利榮森之替任董事）
利憲彬（利陸雁群之替任董事）

* *獨立非執行董事*

公司秘書

何燦輝

行政人員

何定鈞（集團總經理）
黃應士（助理總經理－電視廣播業務）
鄭善強（助理總經理－電視廣播業務）
陳志雲（助理總經理－電視廣播業務）

註冊辦事處

香港九龍清水灣道電視城

核數師

羅兵咸永道會計師事務所

股份過戶登記處

香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心十九樓
一九〇一至五室

股東週年大會通告

本公司茲定於二〇〇三年五月二十八日(星期三)上午十一時假香港九龍尖沙咀東部香格里拉酒店地庫木蘭及甘菊廳，召開股東週年大會，處理下列事項：

(1) 省覽截至二〇〇二年十二月三十一日止年度本公司之帳目、董事局及核數師報告書；

(2) 批准本年度末期股息；

(3) 選舉董事；

(4) 聘任核數師，並授權董事局釐定其酬金；

(5) 作爲特別事項考慮並酌情通過下列決議案作爲普通決議案：

(I) 動議：

(a) 在下文(c)段之規限下以及取代一切以往之授權，一般及無條件批准本公司董事局於有關期間內行使本公司所有權力以配發、發行及處理本公司股本中之未發行股份，以及作出或授予可能需要行使該等權力之售股建議、協議、購股期權及其他權利，或發行證券；

(b) 上文(a)段之批准應授權本公司董事局於有關期間內作出或授予可能需要於有關期間結束後行使該等權力之售股建議、協議、購股期權及其他權利，以及發行證券；

(c) 本公司董事局依據上文(a)段之批准配發或同意有條件或無條件配發或發行(不論是否依據購股期權或以其他方式而配發或發行)之股本面值總額，惟不包括依據(i)供股；或(ii)根據本公司章程就代替本公司之普通股(於此及下文決議案(II)所定義之普通股，下稱「股份」)之全部或部份股息之以股代息或類似安排而配發之股份不得超過下述總額：

(i) 於本決議案通過當日本公司之已發行股本面值總額之10%；及

(ii) (若本公司董事局獲本公司股東於另一普通決議案所授權)於本決議案通過後，本公司所購回之本公司任何股本之面值(爲數最高相當於在本決議案通過當日本公司之已發行股本面值總額之10%)，

而上述批准亦應受此限制；及

(d) 就本決議案而言，「有關期間」指本決議案通過之日至下列任何一項中較早日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司章程或任何其他適用法律規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 本公司之股東於股東大會上通過普通決議案撤銷、修改或重訂本決議案對本公司董事局授權之日；及

「供股」指在本公司董事局所定之期間內向股東名冊內於指定記錄日期所載之股份持有人(及如適用時，有權獲配售本公司其他證券之持有人)按當時其持有該等股份(或如適用時其他證券)之比例，提出配售本公司股份或配售有權認購股份之認股權證、購股期權或其他證券，惟本公司董事局有權就零碎股份或因在香港以外任何地區之任何法律限制或責任，或任何認可監管機構或任何證券交易所之規定，作出其認爲必要或權宜之豁免或其他安排。

(II) 動議：

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事局於有關期間內行使本公司所有權力於香港聯合交易所有限公司或經證券及期貨事務監察委員會及香港聯合交易所有限公司所認可之任何其他股份可能上市之證券交易所，購買股份；

(b) 本公司依據(a)段之批准於有關期間內可購買之股份面值總額不得超過於本決議案通過當日本公司之已發行股本面值總額之10%，而依據(a)段之批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」指本決議案通過之日至下列任何一項中較早日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司章程或任何其他適用法律規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 本公司之股東於股東大會上通過普通決議案撤銷、修改或重訂本決議案對本公司董事局授權之日。

(III) 動議授權本公司董事局就決議案(I)(c)(ii)段所述之本公司股本，行使該決議案(a)段所述之本公司權力。

(IV) 動議根據公司條例第99(2)條將根據公司條例第99(1)條，在二○○三曆年內，本公司可能暫停辦理股份過戶登記手續之三十日期間延長至六十日。

承董事局命

何燦輝
公司秘書

香港，二○○三年三月二十六日

凡有權參加大會及投票之股東均有權委派受委代表出席及投票。該受委代表毋須爲本公司之股東。

本公司由二○○三年五月七日至五月二十八日(包括首尾兩日)，暫停辦理股份過戶登記手續。

決議案說明附註

每項決議案之目的簡單解釋如下：

決議案編號：	目的
(5)(I)	全面授權批准董事局發行新股。
(5)(II)	全面授權批准董事局購回已發行股份。
(5)(III)	將根據決議案(5)(I)所授之權力延伸至根據決議案(5)(II)授權所購回之股份。
(5)(IV)	將二○○三年本公司可能暫停辦理股份過戶登記手續之三十日期間延長至六十日。

主席報告書

二〇〇二年本港及全球之整體經濟仍然低迷，對無綫電視而言亦為艱巨之一年。然而，本公司對未來抱著審慎樂觀之態度，相信好景在望。

今年本地之廣告營業額與往年同期比較雖減少了約12%，但大部份缺額已被持續進步之國際業務填補，因此，今年之綜合營業額(港幣3,162,000,000元)與往年同期比較衹減少3%而已，而今年之溢利(港幣590,000,000元)則與去年之溢利(港幣589,000,000元)相約。(因採納了香港會計師公會發出之新會計準則(會計準則第34號)，故原先為港幣596,000,000元之溢利已重列並調低至港幣589,000,000元)。

董事局將於本公司股東週年大會上建議派發末期股息每股港幣0.75元。加上二〇〇二年十月四日派發之中期股息每股港幣0.20元，全年共派發股息每股港幣0.95元，與去年相同。

無綫電視於香港免費電視市場之競爭地位非常穩固，而事實上，收視點及收視百分比一如過往強勁。因此，本公司及不少觀察員均預期，二〇〇三年內經濟會轉順，本公司應可佔先機爭取更多得益。

一如所示，本公司之國際業務對營業額及溢利淨額之貢獻續見增長，預期是項利好趨勢可望持續數年，進而令本公司之綜合收益及盈利更多元化，波幅更小。

本公司之國際發行業務亦再創佳績，繼續在本公司業績中脫穎而出。儘管預期此業務範疇於未來數年之增長速度將會放緩，但增長之勢仍然持續。

進行密集重整後，本公司之台灣業務於二〇〇二年轉虧為盈，於下半年錄得盈利，並預期會為二〇〇三年之綜合溢利帶來不少貢獻。與此同時，TVB8及星河二個衛星頻道之業績亦持續改善。

本公司之海外收費電視平台整體表現理想，當中最值得一提者，乃本公司於美國與DirecTV訂立協議，該公司將負責分銷本公司之美國服務，讓本公司能即時進入整個美國市場，令已在進步中的美國用戶數目更上一層樓。另一方面，本公司剛於歐洲解決了盜用之問題，消除一直拖慢本公司於當地擴展服務之障礙。利用已大大改進之技術對付盜用問題，讓本公司相信盜用情況於短期內暫時可以杜絕，故預期當地用戶人數將會上升。在澳洲，儘管進度較預期落後，惟本公司已著手研究改善業績之策略。

承接往年之趨勢，無綫電視於中國內地之聯合製作活動於二〇〇二年再度取得增長。由於國際分銷網絡對普通話節目之需求甚殷，本公司預期此範疇將持續穩步增長。

經過多年努力策劃銀河收費電視項目，以及於環境欠佳之資本市場內物色政府許可之投資者後，本公司最近欣然宣布與Intelsat達成協議。Intelsat乃全球首屈一指電訊公司之一，亦為衛星通訊界之先驅，實屬與無綫電視攜手合作負責銀河項目之理想夥伴。本公司現計劃於二〇〇三年年底推出價格吸引之收費電視服務，利用無綫電視之節目資源，更有效滿足香港收費電視觀眾對電視娛樂之需求，提供更富創意之節目讓觀眾欣賞。

本公司將於二〇〇三年告別清水灣電視城，移師至將軍澳新電視廣播城之新製作及管理中心。本公司相信嶄新之全面數碼化設施將可提升本公司之製作實力、價值及經濟效益。

管理層及員工與本公司攜手共渡時艱，對本公司貢獻良多，一如往年，本人謹此致以由衷之謝意。

邵逸夫

行政主席

香港，二〇〇三年三月二十六日

管理層討論及分析

業務回顧

(a) 本年度經營業績

本集團截至二○○二年十二月三十一日止年度之營業額達港幣3,162,000,000元，與去年同期比較減少3%。股東應佔溢利為港幣590,000,000元，比去年之溢利港幣589,000,000元些微增加了0.1%。由於採納了香港會計師公會為僱員福利發出之新會計準則－會計準則第34號(經修訂)，去年原先宣布之溢利港幣596,000,000元經重列後已輕微向下調低至港幣589,000,000元以反映上述調整。今年與去年之每股盈利皆為港幣1.35元。

(b) 業務回顧及展望

免費電視廣播

於二○○二年年初，本公司冀望能把握中國內地市場增長而帶來之收益機會。

事實證明本公司於此方面所作之努力非常值得，中國內地廣告客戶之節目贊助收入於二○○二年大幅增長，與來自香港廣告客戶之節目贊助收入不相上下。

二○○二年另一項用作應付整體廣告市場疲弱之重要銷售措施，乃發展稱為「資訊服務環節」之短片，該等資訊短片由廣告客戶贊助。本公司成功於此範疇大幅增加收入，而毋須佔用任何正常廣告時段。

儘管此等範疇之增長不足以彌補其他因市況不景而收入減少之類別，然而兩者於二○○三年持續增長之潛力相當樂觀，本公司亦會相應加強於中國內地之銷售活動。

最近香港特區政府(「政府」)公布加稅以平衡財政狀況之策略，難免會影響市民之消費意欲，惟仍然預期下半年經濟會稍微好轉。另外，其他政府政策之變動對本公司業務前景有利及有支持作用。由二○○二年十一月本公司更新牌照起，政府放寬了節目及商品贊助之限制。

隨著放寬有關限制，商品及節目贊助之表現定可於來年為本公司之總收入貢獻更多。本公司將於二○○三年專注於此等範疇，亦會竭力增加與客戶接觸之次數及提供更多創意銷售計劃。

翡翠台

翡翠台於二○○二年之收視成績驕人，週日黃金時段整體之平均收視百分比達81%。中文免費電視台收視最高之67個節目均為翡翠台節目。

翡翠台十大電視劇每集之平均觀眾人數為1,900,000至2,200,000人，輕鬆小品劇集帶出正面和諧之訊息，穩佔榜首，例如「齊天大聖孫悟空」、「絕世好爸」、「法網伊人」及「情事緝私檔案」等。而長篇古裝處境喜劇「皆大歡喜」於年內播映完畢，共播映322集，平均吸引1,800,000名觀眾。

翡翠台在綜藝、遊戲及大型音樂節目仍穩佔市場領導地位，「萬千星輝賀台慶」成為全年最高收視節目，平均觀眾人數達2,400,000人。而踏入三十週年之「2002年度香港小姐競選決賽」之平均收視亦達2,000,000人。

為了令節目更多元化，翡翠台為觀眾呈獻經過兩年時間製作之心血－「情常在」，此節目備受社會讚賞，向本地觀眾剖析四位傑出華人文化代表人物之生命及所見所感。

無綫電視亦在「世界盃一號直播室」為香港球迷現場直播世界盃之最後三場關鍵賽事，旁述及製作質素超羣。而極受歡迎之準決賽更平均吸引了中文免費頻道90%之觀眾。

無綫電視會繼續針對關乎公眾利益之事務提供及時報導及專業分析，而悼念紐約慘劇之新聞特備節目「9/11周年悼念特輯」，觀看人數超過2,400,000人。

明珠台

明珠台年內之黃金時段整體平均收視百分比達74%,而英文免費電視台收視最高之112個節目均於明珠台播放。

由於猛片如雲,二○○二年明珠台於星期日晚上九時半至十一時半時段,成爲僅次於翡翠台之第二高收視免費電視頻道(包括中、英文頻道)。

縱觀全年,明珠台繼續以優質多元化之節目成功吸引大批觀衆,當中多套劇集均獲好評,例如「仁心仁術」、「X檔案」、「白宮群英」、「24」等,而「恐龍帝國」、「進化新紀元」、「宇宙無限」等記錄片及「CEO秘笈」、「新經濟世代」等與商務有關之節目亦大受明珠台觀衆歡迎。

年內,明珠台爲香港觀衆帶來廣受歡迎之主要國際體育節目,如現場直播世界盃準決賽及決賽之「世界盃一號直播室」,以及「UEFA Cup Special」及「英格蘭超級聯賽」精華片段等。明珠台亦透過播放文化表演(如大提琴家馬友友及鋼琴大師李雲迪)節目,繼續培養觀衆對文化節目之興趣。

社區及公共服務

儘管年內經濟不景,然而無綫電視透過不同之慈善籌款節目及其他社區工作,爲各類社會事業及慈善團體籌得約港幣114,700,000元。一直收視甚佳之一年一度慈善籌款節目「2002年歡樂滿東華」,共籌得港幣71,900,000元,乃全年慈善籌款節目之冠。而「2002年萬衆同心公益金」亦籌得超過港幣13,000,000元,「智在必得」及「一觸即發」兩個遊戲節目則分別爲各個慈善及服務團體捐贈港幣1,600,000元及港幣600,000元。

讚譽與獎項

一如既往,無綫電視於節目製作、節目宣傳片及社區服務方面之傑出表現在二○○三年備受讚賞及獲得國際認同。

「中國入世」榮獲第六十一屆皮博迪獎之皮博迪大獎,「新聞透視:亞洲經濟系列一日本」則成爲「二○○二亞洲電視大獎最佳新聞/公共事務節目」冠軍,而「六點半新聞」更成爲「最佳新聞節目」亞軍。另外,「新聞透視:胡錦濤」、「星期二檔案:我要增高」及「星期五檔案:老爸爸,小孩子」均於「二○○二紐約電影電視節」中獲發優異獎。而「星期五檔案:老爸爸,小孩子」及「星期五檔案:深山裡的孩子」更獲二○○二亞太廣播聯盟/亞洲有線及衛星廣播聯會/聯合國兒童基金會頒發優異獎。

於二○○二亞洲電視大獎中,「求其一個夢」榮膺「最佳創意節目」冠軍,而「尋秦記」、「2002年度國際華裔小姐競選」及無綫電視翡翠台則分別在「最佳連續劇」、「最佳娛樂節目」及「全年地面頻道」之組別獲大會特別推介。

於二○○二亞洲電視推廣大獎中,「溫布頓宣傳短片:功夫」獲頒「最佳運動節目宣傳」組別金獎,而「情人節宣傳片:邂逅」則獲頒「最佳節日宣傳」組別銀獎。

於第二十四屆美國廣播協會設計大獎中,「二○○一年度香港小姐競選決賽」及「K-100」分別榮獲「單一佈景設計」銀獎及「佈景設計」銅獎。

「星晨旅遊泰國眞程趣」則獲泰國政府旅遊局頒發「國際傳媒」組別雙年度「二○○二泰國之友大獎」。

鑑於無綫電視對社會貢獻良多,因此於二○○二年獲香港社會服務聯會頒授「商界展關懷」之標誌。

新電視廣播城

位於將軍澳之新電視廣播城已於二○○二年大致落成,錄影廠及辦公室亦於下半年開始陸續遷入上址,而預計將於二○○三年第三季完成所有搬遷工作。新電視廣播城比清水灣之舊址更大,而全面數碼化及先進之全新製作及管理設施將可大大提升無綫電視之製作能力,有利本公司之日後發展。

更新牌照及經營環境

行政長官同行政會議批准於無綫電視目前之本地免費電視節目服務牌照於二〇〇三年十一月三十日屆滿後，更新牌照12年。

為求改善電視廣播界之業務前景，政府亦宣布有意放寬播放非指定語言廣告、節目編排、商品插播及贊助安排之彈性及範圍。

節目發行及分銷

縱使本公司之錄影帶業務受區內經濟疲弱所影響，業績輕微下滑，然而二〇〇二年節目發行及分銷之整體表現與上年同期相比仍錄得單位數字增長。增長主要來自向馬來西亞、新加坡及加拿大等主要市場之電視行業發行節目。

此外，二〇〇〇年中國內地法規有變，禁止於黃金時段播放進口節目，然而本公司二〇〇一年之業績仍較往年有明顯進步。可是法規於二〇〇二年七月再次修訂，將黃金時段之時間延長，進一步減少進口節目之播放空間。此舉令本公司之中國內地電視發行收入輕微下跌，但由於改善分銷運作，進一步與中國內地發行商對付盜版問題，使影像光碟發行收入獲得支持，持續強勁增長，彌補了電視發行收入之跌幅。整體而言，與二〇〇一年之收入比較，本公司於二〇〇二年之中國內地發行收入有雙位數字之增長。

海外衛星收費電視業務

(a) **TVB Satellite Platform(TVBSP)美國**

美國多頻道直接入戶(「DTH」)衛星廣播服務之用戶數目於二〇〇二年以驕人之速度增長。由二〇〇三年年初開始，DirecTV將用其播放平台向全美國分銷本公司之五個頻道套餐。更佳之分銷運作及DirecTV網絡提供之銷售支援，預期將令中文市場之滲透速度急升。本公司之紐約辦事處將於二〇〇三年首季投入運作，鞏固本公司於區內之分銷及廣告銷售地位。

(b) **TVB Australia(TVBA)澳洲**

在澳洲，本公司之DTH衛星廣播服務更改其訂購套餐，於年內之用戶數目取得小量增長。本公司之服務增添了上海衛視頻道，令本公司能提供更有競爭力、更強勢之十個頻道套餐。本公司目前已與中國內地多個節目頻道展開磋商。在澳洲，操普通話之華人數目激增，於本公司之套餐內納入該等頻道，可讓本公司更有效鎖定此等目標觀眾。

(c) **The Chinese Channel(TCC)歐洲**

在歐洲，二〇〇二年本公司DTH衛星廣播服務之聰明卡被盜用仍然嚴重阻礙業務之正常增長。年內實施了多項中期補救措施，但依然未能完全解決問題。然而，能解決此類盜用問題之技術已有明顯改進，而本公司之系統供應商最近亦安裝了嶄新之加密系統，相信能提供解決方法，為二〇〇三年重新拓展用戶數目開路。

頻道業務

(a) **台灣**

儘管台灣經濟環境持續低迷，而電視業競爭激烈，惟於二〇〇二年中期經全面重整本公司之台灣電視業務後，TVBS頻道於二〇〇二年之收入及經營業績均錄得顯著增長。

於二〇〇三年，TVBS將合併電視及雜誌資源，以期取得更佳之收入及提升盈利能力。連同其海外頻道TVBS-Asia之收入有穩定增長，以及台灣身為世貿成員國之潛在利益，本公司預期TVBS將於二〇〇三年繼續增長，並會錄得盈利。

(b) **TVB8 及星河頻道**

星河及TVB8頻道進軍馬來西亞市場後，令訂戶收費之收益大幅上升，而美國、日本、新加坡及澳洲等其他市場之訂戶人數，亦有穩定之增長。集中於娛樂及消閒節目之節目編排恰到好處，故大受觀眾歡迎，使訂戶人數不斷增加。透過一連串分銷活動，於中國內地可接收 TVB8 頻道之家庭覆蓋率大幅上升。

本公司將於二〇〇三年更竭力提升中國內地可接收頻道之家庭數目，以支持中國內地之廣告銷售。

其他業務

(a) 翡翠動畫

儘管二○○二年之收入下跌，翡翠動畫憑藉提高毛利率及推行節省成本措施，溢利仍錄得單位數增長。於中國內地分銷動畫及銷售商品之活動已開始，爲本集團帶來收入及溢利。翡翠動畫將專注於本身項目發展及動畫頻道業務，同時亦會物色國際策略夥伴以爭取聯合製作及國際市場。

(b) 互聯網業務(香港及中國)

本公司之香港互聯網業務由一間全資附屬公司—電視廣播互聯網有限公司經營，整合一年後，該公司於二○○二年已有些微經營溢利。

由於香港寬頻用戶數目飆升，提供內容予寬頻入門網站產生了可觀之收入增長。資訊聆及流動電話相關服務之收入亦爲穩定之收入來源，來年可望繼續穩步增長。

爲2.5G及3G流動電話網絡提供多媒體增值內容服務，亦爲增加收入之新來源。經營開支一直控制得宜，連同流動電話服務之增長，令我們覺得二○○三年之收入前景非常樂觀。

爲求更有效反映本公司之業務範疇將擴展至爲多媒體平台提供增值內容的緣故，本公司之上海共同控制實體已易名爲上海新视线互动多媒体有限公司。該公司預期將於本年度開始向上海電信之寬頻用戶提供增值內容，並會帶來可觀之收入。

(c) 雜誌出版

二○○二年經濟衰退，失業率高企，令香港經歷非常艱巨之一年，出版界一如各行各業亦難獨善其身，而來年亦將繼續面對困境。然而，電視廣播出版有限公司於二○○二年仍然錄得溢利淨額增長，主要來自廣告收入及非主流營業項目銷售。

根據香港廣告客戶協會進行之調查發現，二○○二年各個媒體之廣告開支均大幅減少，唯一例外之媒體爲互聯網廣告，由於互聯網用戶數目不斷增加，故能錄得增長。二○○二年，本公司繼續積極於 tvb.com宣傳本公司之雜誌及最新消息，讓世界各地之讀者均能與本公司直接互動交流訊息。

本公司於二○○三年將投入更多資源於項目市場推廣及廣告招聘，務求穩據業內領導之地位，同時維持穩定之溢利水平。本公司期望二○○三年可取得驕人之收入增長及更大之市場份額。

香港收費電視

於二○○二年下半年，經過持續多月之磋商後，無綫電視欣然宣布，於二○○三年二月二十日與Intelsat, Ltd.(「Intelsat」)訂立投資協議，爲無綫電視香港收費電視附屬公司—銀河衛星廣播有限公司(「銀河」)提供資金。根據該協議，Intelsat將收購銀河51%之實質權益，而無綫電視將保留49%之少數股權。

利用現有之資金，銀河籌備於二○○三年年底推出一項價格優惠之24個頻道服務，當中包括五個由無綫電視提供之中文核心頻道，此外，更有從外間購買之國際及其他頻道，組成吸引之套餐。於啓播後十八個月內，服務將增至40個頻道。

財務回顧

(a) 資本結構及流動資金

由於新電視廣播城項目已接近完成階段，本集團之固定資產增加港幣512,000,000元，較二○○一年增加31%，亦令二○○二年年底之現金及銀行結餘減少港幣310,000,000元至港幣362,000,000元。預期本集團將有港幣500,000,000元之額外現金開支，並會計入二○○三年年度之帳目內。就此，本公司與往來銀行安排額外融資，倘若未能自經營賺取足夠現金應付現金開支，則會將額外融資用作塡補不足之款項。本集團持有之現金及現金等價物主要爲港元及美元，且與任何債務概無關連。

由於年內購買及製作之節目增加，以致本集團能夠應付與銀河收費電視服務(於本年度較後時間啓播)及其他服務之頻道供應協議需求，故影片版權及節目盤存增加港幣126,000,000元。應收帳款減少港幣181,000,000元，反映本地廣告銷

售之帳單金額較低，而收帳之情況則有所改善。應付帳款減少，乃因新電視廣播城項目接近完工，本集團已分期支付大部份款項。

本集團於二〇〇二年十二月三十一日維持低資本與負債比率10.8%(二〇〇一年：9.9%)，乃以總債務港幣356,000,000元(二〇〇一年十二月：港幣307,000,000元)佔股東權益港幣3,274,000,000元(二〇〇一年十二月：港幣3,095,000,000元)為計算基準。二〇〇二年十二月三十一日之股東權益由港幣3,144,000,000元重列至港幣3,095,000,000元，以計入因採納香港會計師公會就僱員福利而發出之會計準則第34號(經修訂)，而須就於往年並無為僱員應享假期作出撥備之調整。

- 債務較去年增加港幣49,000,000元，乃因海外附屬公司之額外融資需求及新電視廣播城項目之貸款。

- 債務由短期及長期銀行貸款、應付票據及銀行透支組成，主要用作在台灣及為新電視廣播城項目購買物業、設備及錄影廠設施。數額達港幣162,000,000元之貸款(二〇〇一年十二月: 港幣144,000,000元)乃以多間附屬公司之資產作抵押。

- 所有債務均須以浮動息率計算，息率乃銀行現行基本放貸利率加議定之百分比。

- 債務到期之償還期限如下：港幣300,000,000元(84%)於一年內到期；港幣9,000,000元(3%)於第二年內到期；港幣26,000,000元(7%)於第三至第五年內到期，以及港幣21,000,000元(6%)於第五年後到期。

- 債務主要以新台幣(76%)、英鎊(14%)、港元(8%)及其他貨幣，如美元與澳元等列值。

- 本集團於年內並無已承諾之借貸。

本集團之資本承擔(不包括本集團分擔共同控制實體之資本承擔)減少53%至港幣606,000,000元(二〇〇一年十二月：港幣1,298,000,000元)。

本集團年內並無重大收購或出售附屬公司及聯營公司之事項。

(b) 或然負債

就銀行融資及提供予政府之履約保證金，本公司已向銀行提供達港幣89,600,000元(二〇〇一年十二月：93,600,000元)之擔保。與Intelsat一附屬公司— Intelsat Hong Kong, LLC訂立認購及股東協議後，本集團於銀河之實質權益減至49%。本公司正作出安排，由銀河新控股公司取代本公司提供予政府履約保證金(港幣88,000,000元)之擔保。

於二〇〇二年七月十八日，銀河遭Americom Asia-Pacific, LLC(「AAP」)在倫敦入稟法院，追討銀河尚未繳付為數合共美金1,132,235元之衛星轉發器服務費，上述款項是根據雙方於二〇〇〇年九月訂立GE-1A衛星轉發器服務協議之條款計算。AAP其後撤回索償，因此不會對本集團之財務有重大影響。

(c) 匯率波動及相關對沖活動之風險

於二〇〇二年十二月三十一日，本集團與銀行訂立若干外幣匯率之沽售合約，以對沖來自海外客戶之貿易票據波動，該等合約之金額為港幣790,000元。如按二〇〇二年十二月三十一日適用之匯率折算，得出之金額與該等合約之金額非常接近。

人力資源

於二〇〇二年十二月三十一日，本集團共有5,039名(二〇〇一年：5,194名)全職僱員，其中不包括董事及自由工作人員，但包括合約藝員及海外附屬公司之職員。其中約26%僱員受聘於海外附屬公司，並按照當地情況及法規收取適當水平之薪金。至於本地僱員方面，合約藝員、營業及非營業僱員則按不同薪酬計劃支薪。合約藝員按逐次出鏡或包薪制支薪，而營業僱員則視乎是否達到銷售目標支薪，其薪酬包括薪金及銷售佣金。非營業僱員則按月薪支薪。相當於一個月薪金之年終花紅已於二〇〇二年一月一日起取消。本集團於年內並無採納任何購股權計劃。除為僱員可報讀之培訓課程提供資助外，本集團向有主辦或與各職業訓練學院合辦一些與專門技能、工業安全、管理技巧及其他與工作有關之研究班、課程及實習班。由於銀河重新分類為聯營公司，約61名銀河員工將自二〇〇三年二月二十日起脫離無綫電視集團。

董事局報告書

董事局同寅謹將截至二〇〇二年十二月三十一日止年度報告書連同已審核之帳目呈覽。

主要業務及地區之營運分析

本公司之主要業務為免費電視廣播、節目製作及與廣播有關之其他業務。附屬公司之主要業務則列於帳目附註36。

本年度按業務及地區分類之集團業績表現分析列於帳目附註2。

業績、溢利分配及儲備

本集團本年度之業績列於第98頁之綜合損益帳內。

本集團及本公司在本年度之儲備變動列於第125至第128頁之帳目附註25。

本公司根據香港公司條例第79B條計算，於二〇〇二年十二月三十一日可供分派之儲備為港幣2,498,959,000元(2001經重列：港幣2,448,203,000元)。

股息

本公司已於二〇〇二年十月四日派發中期股息，每股港幣0.20元，合共港幣87,600,000元。董事局現建議派發截至二〇〇二年十二月三十一日止年度之末期股息，每股港幣0.75元予於二〇〇三年五月二十八日名列股東名冊上之股東。

捐款

本集團本年度作出之慈善及其他捐款合共港幣455,000元。

固定資產

本集團之固定資產變動詳情列於帳目附註12。

股本

本公司之股本變動詳情列於帳目附註24。

五年財政回顧

本集團上五個財政年度之業績及資產負債摘要列於第96頁內。

董事及高層管理人員

下列者為本年度及於本報告日期在任之董事及行政人員。

邵逸夫爵士, G.B.M.(行政主席)
現年九十五歲，為邵氏集團總裁，在娛樂及電影業均有鉅額投資。透過邵氏集團，邵爵士擁有本公司股本的主要權益。邵爵士為本公司成立時首屆董事局成員之一，並於一九八〇年出任主席。邵爵士是本公司副主席方逸華女士之丈夫。

方逸華(副主席)
現年六十八歲，自一九八八年起即為本公司董事，及後於二〇〇〇年十月二十五日獲委任為本公司副主席。方女士是邵氏兄弟(香港)有限公司副行政主席兼執行董事及邵氏集團執行董事。彼亦為邵氏基金(香港)有限公司主席、邵逸夫獎基金會有限公司主席、邵逸夫慈善信託基金主席及香港中文大學逸夫書院校董會成員。方女士是本公司行政主席邵逸夫爵士之夫人。

費道宜(董事總經理)
現年五十三歲，於一九八七年獲委任為本公司董事，並於一九九五年九月出任董事總經理，彼亦是邵氏集團之行政董事。

周亦卿，O.B.E.
現年六十七歲，於二〇〇〇年獲委任爲本公司董事。彼爲其士集團之創辦人及現任主席。該集團擁有三間於香港聯合交易所上市的公司，包括：其士國際集團有限公司、其士科技控股有限公司及其士建築集團有限公司，以及一間於新加坡股票交易所上市的其士新加坡控股有限公司。彼亦爲邵氏兄弟(香港)有限公司及萬順昌集團有限公司非執行董事。彼並於二〇〇一年獲委任爲巴林王國駐香港名譽領事。

利陸雁群
現年七十九歲，爲本公司創辦人利孝和先生之遺孀。利夫人於一九八一年成爲本公司董事。彼致力於本港慈善機構香港明愛中心之福利事業。

利榮森，O.B.E.(獨立非執行董事)
現年八十七歲，爲本公司成立時首屆董事局成員之一。彼爲利園國際控股有限公司及上海商業銀行有限公司董事。

李達三，DSSc.(Hon.)，J.P.(獨立非執行董事)
現年八十二歲，爲聲寶一樂聲(香港)有限公司主席，該公司在香港及中國銷售「聲寶牌」產品。李博士亦爲新加坡、澳洲及紐西蘭多間酒店業務之主席。彼於一九九五年獲委任爲本公司董事。

羅仲炳
現年六十六歲，一九六六年加入本公司爲項目工程師，並由一九七八年至一九八〇年期間出任總經理。彼於一九七七年獲委任爲董事。彼亦是金山工業(集團)有限公司董事。

利乾(利榮森之替任董事)
現年四十九歲，爲Scottish and Eastern Investments Limited董事。彼亦是希慎興業有限公司及太古股份有限公司董事。彼於一九九五年七月獲委任爲利先生之替任董事。

利憲彬(利陸雁群之替任董事)
現年四十五歲，爲希慎興業有限公司及希慎置業有限公司董事，亦是澳洲上市公司一Beyond International Limited的董事及主要股東。彼於二〇〇二年九月獲委任爲利夫人之替任董事。

何定鈞
現年五十八歲，於一九六八年加入無綫電視爲助理會計主任。其後彼曾出任會計主任、總會計主任及財務總監。彼於一九八二年獲委任爲行政部總監及於一九八六年晉陞爲助理總經理。於一九九〇年七月彼獲委任爲助理總經理一電視廣播業務，及後於一九九二年三月晉陞爲副總經理一電視廣播業務。彼於一九九五年四月至二〇〇二年四月期間兼任公司秘書一職。彼於一九九五年十一月獲委任爲總經理一電視廣播業務，更於二〇〇二年四月獲晉陞爲集團總經理。

黃應士
現年六十五歲，新聞工作者，一九七七年至一九七八年間出任本公司新聞、公共事務及體育節目經理。彼於一九八〇年起任新聞部總監，主管新聞及公共事務部直至一九九一年止。彼於一九九四年二月重返無綫電視管理層並出任助理總經理一電視廣播業務一職。

鄭善強
現年四十六歲，在一九八九年加入無綫電視爲市場及營業部總監。彼對廣告行業極有經驗，專長於媒介策劃、購買及調查。彼於一九九五年十一月獲晉陞爲助理總經理一電視廣播業務。

陳志雲
現年四十四歲，在一九九四年加入無綫電視爲節目部總監，其後於一九九六年更兼任外事部總監一職。彼於二〇〇二年四月獲晉陞爲助理總經理一電視廣播業務。

董事

利憲彬先生於二○○二年九月三日獲委任爲利陸雁群之替任董事。

依照本公司章程細則第93條之規定，李達三博士需從董事局輪值告退，惟願應選連任。

董事利益

本公司各董事概無與本公司訂有本公司不可於一年內免付補償(法定補償除外)而終止之服務合約。董事於年內並未獲授本公司任何購股權。

本公司與邵氏兄弟(香港)有限公司有協議，向其租用香港九龍清水灣道之若干物業。本公司行政主席邵逸夫爵士亦是邵氏兄弟(香港)有限公司之主席，而邵氏兄弟(香港)有限公司股本之主要法團權益是由邵爵士所擁有。本公司副主席方逸華女士是邵逸夫爵士之夫人，彼亦爲邵氏兄弟(香港)有限公司副行政主席兼執行董事。

於二○○一年十一月，本公司與Chevalier (Network Solutions) Limited 訂有合約，內容有關該公司以港幣20,526,000元向本公司於將軍澳之新電視廣播城供應、安裝及保養PABX及結構電纜網絡。本公司董事周亦卿博士亦是其士集團之創辦人及現任主席。

聲寶一樂聲(香港)有限公司透過獨立代理不時按市場價格向本公司購買廣告時段。本公司董事李達三博士及其家屬控制聲寶一樂聲(香港)有限公司50%之投票權。

除上文所述外，本年度內或年結時，本公司或其附屬公司概無簽訂任何有關本公司之業務而本公司董事直接或間接擁有重大權益之重要合約。

於二○○二年十二月三十一日，遵照證券(披露權益)條例第29條規定而置存之股東名冊所載，本公司各董事及行政總裁擁有本公司之實質股份權益如下：

	每股面值港幣0.05元之普通股數目	權益性質
邵逸夫爵士 (*) (註解)	141,174,828	法團
周亦卿	100,000	個人
方逸華	1,146,000	個人
利陸雁群	16,701,000	法團
	602,144	個人
利榮森	1,262,415	個人
李達三	200,000	法團
羅仲炳	無	
費道宜	1,000,000	個人
利乾	600,000	個人
利憲彬	無	

註解：爲免引起誤解及重複計算，現列出股權之重疊情況。有(*)符號者之股權與「主要股東」項下有(*)符號者之股權重疊。

上述各董事及行政總裁所擁有之法團權益乃爲彼等因其有權行使(或根據證券(披露權益)條例假設可以行使)或控制行使在該等公司股東大會上三分一或以上之投票權，被視爲彼等所擁有而列爲法團權益。除以上所述權益外，所有董事及行政總裁均無其他權益。

本公司或其附屬公司各董事或行政總裁或彼等之配偶及十八歲以下子女並無獲授任何可認購本公司或其他法人團體股份或債券之權利。

除上文所述外，於二〇〇二年十二月三十一日，本公司任何董事或行政總裁均無持有或(根據證券(披露權益)條例)被視爲或當作持有本公司或任何相聯法團(證券(披露權益)條例所指之相聯法團)股本之權益。

主要股東

於二〇〇二年十二月三十一日，遵照證券(披露權益)條例第16(1)條規定而置存之主要股東名冊所載，除以上所述註有(*)符號之董事及行政總裁權益外，本公司已接獲通知下列權益者擁有本公司已發行股本10%或以上之權益。

	每股面值港幣0.05元之普通股數目
邵氏兄弟(香港)有限公司(*) (註解)	113,888,628

註解：爲免引起誤解及重複計算，現列出股權之重疊情況。有(*)符號者之股權與「董事利益」項下有(*)符號者之股權重疊。

除以上所述股份外，遵照證券(披露權益)條例第16條規定而置存之股東名冊所載，並無其他人士於二〇〇二年十二月三十一日擁有本公司或其附屬公司10%或以上已發行股本之權益。

關連交易

1) 以下交易構成本公司須予披露之關連交易，而本公司已就此等交易獲香港聯合交易所有限公司(「聯交所」)授予有條件之寬免:

   a) 由一九九二年五月五日起，本公司之主要股東 — 邵氏兄弟(香港)有限公司(「邵氏」)已根據一項製作管理協議提供若干製作設施予本公司。於二〇〇一年一月三十一日，本公司與邵氏訂立一項新的製作管理協議，由二〇〇一年二月一日起至二〇〇三年一月三十一日止，爲期兩年，每月費用爲港幣445,000元。本公司於二〇〇二年內已付之費用爲港幣5,345,000元。此外，本公司於二〇〇二年內已付港幣88,000元予邵氏作爲償還該等製作設施之政府差餉。

   b) 於一九九七年五月十九日及一九九七年十二月十五日，本公司與邵氏分別訂立兩項租賃協議，據此，邵氏向本公司出租其位於香港九龍清水灣道二百二十號地段邵氏大樓若干辦公室及泊車位。此兩項租賃協議之租賃期分別由一九九七年七月一日及一九九七年十一月一日起至二〇〇五年六月三十日止。本公司於二〇〇二年內已付之租金爲港幣17,732,000元。

   c) 於二〇〇一年三月三十日，本公司與Chevalier(Network Solutions) Limited (「CNSL」)訂立意向書，內容有關CNSL向本公司之新電視廣播城供應、安裝及保養PABX及結構電纜網絡，整筆費用爲港幣20,526,000元，並會以分期方式支付。CNSL是本公司一董事之聯繫人士，故此CNSL爲本公司之關連人士。載有意向書所載條款之正式合約已於二〇〇一年十一月訂立。本公司於二〇〇二年內已付之數額爲港幣8,664,000元。

   d) Era Films (Hong Kong) Limited (「Era Films」)已透過其代理 Red River Agents Limited (「Red River」)按本公司不時向廣告商刊發之價目表之條款及條件，向本公司購買本公司於香港之頻道之廣告時段。Era Films及Red River均爲本公司一非全資附屬公司 — 聯意製作股份有限公司(「聯意」)之主要股東 — 年代網際事業股份有限公司(「年代」)之聯繫人士，故此Era Film及Red River均爲本公司之關連人士。本公司於二〇〇二年內出售廣告時段予Era Films之累算收益爲港幣1,766,000元。

   e) 聲寶 — 樂聲(香港)有限公司(「聲寶 — 樂聲」)已透過其代理Thematic Advertising Limited及Standard Advertising HK Limited(兩者均爲獨立第三方及不與本公司相關連)按本公司不時向廣告商刊發之價目表之條款及條件，向本公司購買本公司於香港之頻道之廣告時段。聲寶 — 樂聲爲本公司一董事之聯繫人士，故此聲寶 — 樂聲爲本公司之關連人士。本公司於二〇〇二年內出售廣告時段予聲寶 — 樂聲之累算收益爲港幣1,926,000元。

f) 由一九九五年一月一日起，聯意與年代已訂立分銷協議，據此，年代充任聯意之獨家分銷商，在台灣分銷聯意之有線電視頻道，並負責代表聯意收取因播放其電視節目之所得收益。於二〇〇〇年十一月十六日，訂約方把該分銷協議續期兩年，由二〇〇一年三月一日起生效。於二〇〇二年三月十三日，聯意與年代就分銷協議訂立增補協議，以更改由二〇〇二年一月一日起聯意應付予年代之佣金金額。聯意於二〇〇二年內已支付年代之費用爲港幣10,769,000元(新台幣47,619,000元)。

g) 由一九九五年起，年代已於聯意經營之有線電視頻道，以及由聯意代理招攬廣告之頻道或雜誌訂購廣告。聯意於二〇〇二年內收取之數額爲港幣2,921,000元(新台幣12,915,000元)。

h) 由一九九五年起，聯意已充任年代之市場推廣代理，爲年代在台灣經營之若干電視頻道招攬廣告。於二〇〇一年七月十二日，訂約方把該協議續期一年，由二〇〇一年七月一日起生效。根據協議，聯意將從第三方廣告商透過聯意在年代所經營頻道上播放廣告而產生的廣告收入總額中扣除15%作爲佣金，餘款則按月以現金支付予年代。訂約方之間同意聯意將不會就以非現金代價支付費用的廣告收取任何佣金。聯意於二〇〇二年內收取之數額(未扣除大額回扣)爲港幣19,681,000元(新台幣87,024,000元)。聯意於二〇〇二年內付予第三方廣告商之大額回扣數額爲港幣20,340,000元(新台幣89,938,000元)。

i) 由一九九五年起，年代已發行各式各樣節目予聯意在其有線電視頻道播放。聯意於二〇〇二年內付予年代之數額爲港幣1,329,000元(新台幣5,878,000元)。

j) 由一九九五年起，聯意已聘用年代製作節目以爲其用。因年代於二〇〇二年並無爲聯意製作任何節目，故聯意於二〇〇二年內不必爲此付任何費用予年代。

k) 聯意獲多家獨立新聞社許可，在台灣之電視廣播業務中使用彼等之新聞報導。由二〇〇〇年六月十九日起，聯意已將其使用該等新聞報導之權利分特許予年代，使年代可於台灣在其擁有之頻道播放該等新聞，費用按實際使用量及聯意應付予新聞社之費用計算。此分特許權之交易將每年持續進行。聯意於二〇〇二年內收取年代之費用爲港幣979,000元(新台幣4,327,000元)。

l) 由一九九九年七月一日起，聯意已充任英特發股份有限公司(「英特發」)之廣告代理，爲英特發在台灣出版及分銷之刊物招攬廣告，並負責業務規劃，據此，聯意可收取廣告收益(扣除以非現金代價支付廣告之現金等值後)之某一特定百分比作爲佣金。英特發爲年代之聯繫人士，故此英特發爲本公司之關連人士。於二〇〇二年四月十一日，訂約方把該協議按相同條款及條件續期一年，由二〇〇二年一月一日起生效。聯意於二〇〇二年內收取之收益爲港幣5,849,000元(新台幣25,863,000元)。

m) 於二〇〇二年五月二十一日，本公司一全資附屬公司 — 電視廣播(國際)有限公司(「電視廣播(國際)」)與本公司非全資附屬公司主要股東之聯繫人士 — MEASAT Broadcast Network Systems Sdn.Bhd.(「MBNS」)訂立交易備忘錄，據此，電視廣播(國際)會由二〇〇二年四月十六日起至二〇〇四年九月三十日止期間，於馬來西亞及汶萊以獨家形式提供電視節目予MBNS擁有及經營之頻道播放。電視廣播(國際)於二〇〇二年內之累算收入爲港幣47,736,000元。

n) 於二〇〇二年六月二十五日，電視廣播(國際)以聯意之代理身分與MBNS訂立交易備忘錄，授權MBNS由二〇〇二年四月十六日起至二〇〇四年九月三十日止期間，可透過由MBNS及其聯屬公司於馬來西亞及汶萊經營之收費電視服務獨家播放一條華語頻道。聯意於二〇〇二年內之累算收入爲港幣15,566,000元。

o) 於二〇〇二年六月二十六日，本公司一全資附屬公司 — TVB Satellite TV Entertainment Limited(「TVBSE」)與MBNS訂立交易備忘錄，內容有關由二〇〇二年四月十六日起至二〇〇四年九月三十日止期間，提供兩條華語頻道予MBNS，使其及其聯屬公司可於馬來西亞及汶萊經營之收費電視服務播放該等頻道。TVBSE於二〇〇二年內之累算收入爲港幣11,722,000元。

p) 於二〇〇二年七月八日，TVBSE與MBNS訂立協議，據此，由二〇〇二年四月十六日起至二〇〇四年九月三十日止期間，MBNS委任TVBSE爲其廣告代理，負責爲MBNS在馬來西亞及汶萊經營之若干頻道銷售廣告及贊助。TVBSE於二〇〇二年內之累算收入爲港幣16,500,000元。

本公司董事，包括所有獨立非執行董事已審閱上述有關(a)至(p)段之交易和確認上述交易乃本公司在正常業務範圍內按公平原則以一般商業條款磋商達成，對股東而言亦屬公平合理，同時其條款亦不比本公司向獨立第三方提供或獲得之條款爲低。每項交易於二〇〇二年內之有關累積金額並未超過聯交所授予本公司有條件寬免所訂定之最高限額。

本公司之核數師亦已審閱上述(a)至(p)段之交易並致函董事局確定以下幾點：

(i) 有關交易已取得本公司董事局之允許；
(ii) 有關交易已遵照本公司於有關協議及文件上列明之收費政策；
(iii) 有關交易符合協議內訂立之條款細則，或，如無有關協議，其條款亦不比本公司向獨立第三方提供或獲得之條款爲低；及
(iv) 並未超過每項交易之最高限額。

2) 於一九九四年十月四日，本公司就有關一銀行批出一筆港幣11,786,000元(新台幣52,500,000元)之銀行融資予聯意，而須按其投資於聯意之股權比例提供港幣8,250,000元(新台幣36,750,000元)之公司擔保予該銀行。聯意已於年結日時全部動用該筆銀行融資。

3) 於一九九七年十一月二十五日，本公司就有關一銀行批予本公司一非全資附屬公司－CC Decoders Ltd.(「CCD」)之銀行融資，而須提供港幣68,780,000元(英鎊5,500,000)之公司擔保予該銀行。CCD之主要股東已按本公司提供擔保當日其投資於CCD之股權比例批出價值港幣27,512,000元(英鎊2,200,000)之彌償保證予本公司，以分擔公司擔保之責任。

於二〇〇二年六月十八日，CCD獲另一銀行提供價值英鎊5,500,000之新銀行融資以償付全部已動用之前銀行融資。本公司提供予前銀行價值港幣68,780,000元(英鎊5,500,000)之公司擔保亦因此於二〇〇二年九月十三日獲得解除。本公司並未爲新銀行融資提供公司擔保。

4) 於一九九八年五月十九日，本公司就有關一銀行批出一筆港幣112,250,000元(新台幣500,000,000元)之銀行融資予聯意，而須按其投資於聯意之股權比例提供港幣78,575,000元(新台幣350,000,000元)之公司擔保予該銀行。於年結日時，已動用之銀行融資總額爲港幣69,300,000元(新台幣308,688,000元)。

5) 本公司一全資附屬公司－TVB(Overseas)Limited(「TVBO」)一直有借出須付息之貸款予本公司一非全資附屬公司－The Chinese Channel (Holdings) Limited (「TCCH」)。於年結日時，須支付按倫敦銀行同業拆放利率加2%年息之貸款爲數達港幣91,165,000元(英鎊7,290,000)，而須支付按香港優惠利率加0.5%年息之貸款爲數達港幣24,060,000元(英鎊1,924,000)。

TVBO與TCCH之主要股東亦按彼等投資於TCCH之股權比例借出免息貸款予TCCH作爲營運資金。於二〇〇二年六月二十八日，TVBO與TCCH之主要股東已分別轉換TCCH欠下爲數達英鎊2,817,301及英鎊1,584,732之免息貸款爲TCCH之實收股本。TCCH股東之股權比例在是次貸款資本化後保持不變。於年結日時，TCCH尚欠下TVBO之免息貸款爲港幣544,000元(英鎊43,500)。

6) 於一九九五年十月七日，TVBO與MBNS一全資附屬公司－All Asia Programming Systems (BVI)Ltd.(「AAPS」)訂立主要供應協議，據此，TVBO需由一九九六年十月一日起至二〇〇一年九月三十日止期間，提供節目予AAPS在馬來西亞分銷。於一九九五年十月八日，TVBO與MBNS及AAPS訂立分特許協議，據此，AAPS批予MBNS節目經銷權。於一九九七年十二月八日，訂約方訂立若干增補協議以補充當時之安排。於二〇〇一年五月三十日，TVBO與AAPS及MBNS訂立函件協議，據此，協議中之條款作出多項變動，其中包括應付服務費用，擴展節目經銷地域至汶萊，若干與伸展服務予酒店及商業用戶及更換節目有關之安排。TVBO於二〇〇二年內之累算收入爲港幣904,000元。

7) 由一九九八年八月一日起，年代已為聯意在台灣提供光纖網絡服務。於二〇〇二年七月二十五日，訂約方把該協議續期六個月，由二〇〇二年七月一日起生效。根據新協議，年代會以每路光纖線為港幣29,000元(新台幣129,000元)之月費(不包括銷售稅)為聯意提供十四路光纖線。聯意於二〇〇二年內付予年代之費用為港幣6,591,000元(新台幣29,143,000元)。於二〇〇三年三月二十一日，訂約方以每路光纖線為港幣21,000元(新台幣93,000元)之月費(包括銷售稅)再次把該協議續期一年，由二〇〇三年一月一日起生效。

8) 由二〇〇〇年十月二十八日起，聯意已為年代以港幣1,299,000元(新台幣5,743,000元)之月費在台灣提供衛星設備及技術服務及年代已為聯意以港幣646,000元(新台幣2,857,000元)之月費在台灣提供中繼頻道衛星節目信號服務。上述月費皆不包括5%之銷售稅。於二〇〇一年十二月二十七日，訂約方把該協議按相同條款及條件續期一年，由二〇〇二年一月一日起生效。於二〇〇二年內，聯意收取年代之費用為港幣15,586,000元(新台幣68,918,000元)，而聯意付予年代之數額則為港幣7,754,000元(新台幣34,286,000元)。

9) 於二〇〇二年十二月二十三日，年代與聯意就英特發之股份訂立買賣協議，據此，聯意同意以每股港幣2.88元(新台幣12.11元)購買年代名下所有之英特發已發行股份合共6,387,145股(佔英特發31.97%股權)，而聯意應付予年代之總額為港幣18,397,092元(新台幣77,331,200元)。

10) 於二〇〇三年三月二十日，本公司與香港特區一家銀行訂立協議，簽發金額達新台幣735,000,000元(約港幣165,200,000元)之不可撤回擔保信用證，有效期為自簽發日期起計一年，藉以擔保由台灣一家銀行授予聯意之70%銀行授信額度(等同本公司於聯意之股權比例)。於不可撤回擔保信用證簽發後，本公司已向聯意提供財務資助。

11) 於一九九九年四月十六日，電視廣播(國際)同意分租部分衛星轉發器容量予年代。此分租協議其後為二〇〇〇年一月十三日訂立之修訂協議所取代，內容有關更改出租月費及把合約期限改由二〇〇〇年一月一日起開始至二〇〇六年三月三十一日止終止。於二〇〇一年四月二十八日，電視廣播(國際)與年代就經修訂協議訂立一項增補協議，據此，訂約各方同意由二〇〇一年三月一日起把電視廣播(國際)分租予年代之轉發器容量由27兆赫減至13.5兆赫。電視廣播(國際)於二〇〇二年內收取年代之費用為港幣5,167,000元(美元663,000)。

12) 於二〇〇一年九月三十日，電視廣播(國際)及TVBSE與MBNS訂立有條件之交易備忘錄，內容有關(i)電視廣播(國際)向MBNS批出有關於馬來西亞及汶萊之收費電視經銷若干中文節目之權利及(ii)TVBSE就若干電視頻道之廣告銷售及贊助事宜向MBNS提供由二〇〇一年十月一日起生效，為期三年之服務。根據交易備忘錄，MBNS可將上述特許權利轉批予其聯屬公司或關連公司。訂約方其後同意把交易備忘錄由二〇〇二年四月十六日起終止。電視廣播(國際)及TVBSE於二〇〇二年內之累算總收入為港幣34,337,000元。

13) 於二〇〇二年九月十六日，本公司一共同控制實體 — 星際傳播股份有限公司(星際)與年代訂立協議，據此，星際同意以港幣260,000元(新台幣1,150,000元)之月費(不包括銷售稅)，由二〇〇二年六月十五日起向年代提供多頻道電訊服務，為期一年。此外，雙方可向對方發出三十日之書面通知以終止協議。星際於二〇〇二年內收取年代之費用為港幣1,690,000元(新台幣7,475,000元)。

發股資金收入使用

本公司於一九九九年四月三十日配售4.87%股份及於一九九九年五月四日認購20,355,000股新股所得款項之淨額為港幣603,000,000元。於二〇〇一年十二月三十一日，上述款項剩下之餘額港幣280,000,000元，部份是以二〇〇二年三月下旬到期之可靠債券組成，上述債券已於到期之日全部贖回。發股所得資金全部已用作支付新電視廣播城項目之資本開支。

購買、出售或贖回股份

本公司於年內並無贖回本公司任何普通股份。此外，本公司或其附屬公司於年內亦無購買或出售本公司任何普通股份。

主要供應商及客戶

本年度內，本集團從其五大供應商之購貨及向其五大客戶之銷售皆少於其總額之30%。

公司管理

除了獨立非執行董事因需按本公司章程輪值告退而未有指定之任期外，本公司於本年度已遵從香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄14之最佳應用守則。

審核委員會

為遵從聯交所上市規則附錄14所規定之最佳應用守則，本公司之審核委員會已於一九九九年一月一日成立，並採納由香港會計師公會發出之「成立審核委員會指引」所列明之職權範圍。

審核委員會就本集團審計範圍內的事項擔任董事局與本公司核數師之間的重要橋樑。審核委員會亦負責檢討內部管理及外部審核工作的效率及風險管理。審核委員會由兩位獨立非執行董事組成，分別是利榮森先生及李達三博士。在這個財政年度內已舉行過兩次會議。

核數師

本年度帳目已經由羅兵咸永道會計師事務所審核，該核數師任滿告退，但表示願意應聘連任。

承董事局命

邵逸夫
行政主席

香港，二〇〇三年三月二十六日

五年財政回顧

	1998	1999	2000	經重列 2001	2002
營業額(港幣百萬元)	3,350	3,252	3,490	3,265	3,162
除稅前溢利(港幣百萬元)	469	571	889	663	684
稅項(港幣百萬元)	79	79	141	111	90
股東應佔溢利(港幣百萬元)	403	506	774	589	590
每股盈利(港幣元)	0.96*	1.17*	1.77	1.35	1.35
固定資產(港幣百萬元)	656	701	992	1,654	2,166
共同控制實體(港幣百萬元)	124	111	107	105	81
聯營公司(港幣百萬元)	1	10	16	19	26
在證券之投資(港幣百萬元)	9	72	48	5	5
承資公司借款(港幣百萬元)	22	24	11	11	11
流動資產(港幣百萬元)	1,916	2,670	3,010	2,434	2,009
流動負債(港幣百萬元)	(766)	(884)	(1,077)	(1,002)	(905)
	1,962	2,704	3,107	3,226	3,393
股本(港幣百萬元)	21	22	22	22	22
儲備(港幣百萬元)	1,796	2,543	2,962	3,073	3,252
股東權益(港幣百萬元)	1,817	2,565	2,984	3,095	3,274
少數股東權益(港幣百萬元)	47	44	45	–	–
長期負債及退休金責任(港幣百萬元)	86	95	78	78	63
遞延稅項(港幣百萬元)	12	–	–	53	56
	1,962	2,704	3,107	3,226	3,393

二○○一年年度之數字已重列以反映因採納由香港會計師公會頒布之會計準則第34號(經修訂)：「僱員福利」而須作出之調整。二○○○年及之前年度之數字並未重列，因這會涉及遞延情況及支出大於股東所得益處。

每股盈利乃按照已發行普通股之加權平均數計算。

核數師報告書

致電視廣播有限公司*(於香港註冊成立之有限公司)*全體股東

本核數師已完成審核第98至第139頁之帳目，該等帳目乃按照香港普遍採納之會計原則編制。

董事及核數師各自之責任

香港公司條例規定董事須編制眞實兼公平之帳目。在編制該等眞實兼公平之帳目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等帳目作出獨立意見，並向股東報告。

意見之基礎

本核數師已按照香港會計師公會所頒布之核數準則進行審核工作。審核範圍包括以抽查方式查核與帳目所載數額及披露事項有關之憑證，亦包括評審董事於編制帳目時所作之重大估計和判斷，所採用之會計政策是否適合貴公司與貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認爲必需之資料及解釋爲目標，以便獲得充分憑證，就該等帳目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等帳目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已爲下列意見提供合理之基礎。

意見

本核數師認爲，上述之帳目足以眞實兼公平地顯示貴公司與貴集團於二〇〇二年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例妥爲編制。

羅兵咸永道會計師事務所
香港執業會計師

香港，二〇〇三年三月二十六日

綜合損益帳

截至二〇〇二年十二月三十一日止年度

	附註	2002 港幣千元	經重列 2001 港幣千元
營業額	2	3,161,862	3,264,630
銷售成本		(1,543,362)	(1,671,072)
毛利		1,618,500	1,593,558
其他收益	2	41,083	83,173
銷售及分銷成本		(435,518)	(450,940)
總務及行政開支		(489,409)	(524,974)
其他經營收入/(開支)		893	(3,460)
經營溢利	3	735,549	697,357
融資成本	7	(21,945)	(23,163)
應佔溢利減虧損			
共同控制實體		(28,103)	(16,154)
聯營公司		(1,250)	4,942
除稅前溢利		684,251	662,982
稅項	8	(90,064)	(111,133)
除稅後溢利		594,187	551,849
少數股東權益		(4,269)	37,582
股東應佔溢利	9	589,918	589,431
股息	10	416,100	416,100
每股盈利	11	港幣1.35元	港幣1.35元

綜合資產負債表

二〇〇二年十二月三十一日結算

	附註	2002 港幣千元	經重列 2001 港幣千元
固定資產	12	2,166,651	1,653,700
共同控制實體	14	80,879	104,753
聯營公司	15	25,685	19,247
在證券之投資	16	4,698	4,550
承資公司借款	17	10,887	10,824
流動資產			
節目及影片版權		658,734	532,481
盤存	18	21,322	24,837
貿易應收款及其他應收款、預付款及按金	19	965,342	1,146,967
在證券之投資	16	–	49,825
抵押銀行存款	21	1,618	7,134
現金及銀行結存		362,150	673,062
		2,009,166	2,434,306
流動負債			
貿易應付款及其他應付款及應計費用	20 & 23(a)	575,808	737,325
短期貸款	22	232,786	175,947
銀行透支	21	45,970	37,579
長期負債之一年內應償還額	26	21,499	20,911
稅項		28,410	30,089
		904,473	1,001,851
流動資產淨額		1,104,693	1,432,455
		3,393,493	3,225,529
資金來源：			
股本	24	21,900	21,900
儲備	25	3,252,332	3,072,725
股東權益		3,274,232	3,094,625
少數股東權益		424	–
長期負債	26	55,589	72,242
退休金責任	23(b)	7,642	6,224
遞延稅項	27	55,606	52,438
		3,393,493	3,225,529

費道宜
董事

邵逸夫
董事

資產負債表

二〇〇二年十二月三十一日結算

	附註	2002	經重列 2001
		港幣千元	港幣千元
固定資產	12	1,678,350	1,133,411
附屬公司	13	498,452	758,476
流動資產			
節目及影片版權		574,316	464,632
盤存	18	4,383	6,674
貿易應收款及其他應收款、預付款及按金	19	573,238	714,813
在證券之投資	16	–	49,825
現金及銀行結存		206,004	414,315
		1,357,941	1,650,259
流動負債			
貿易應付款及其他應付款及應計費用	20	252,708	349,213
短期銀行貸款，無抵押	22	30,000	–
稅項		25,518	21,441
		308,226	370,654
流動資產淨額		1,049,715	1,279,605
		3,226,517	3,171,492
資金來源：			
股本	24	21,900	21,900
儲備	25	3,141,103	3,090,347
股東權益		3,163,003	3,112,247
遞延稅項	27	63,514	59,245
		3,226,517	3,171,492

費道宜
董事

邵逸夫
董事

綜合權益變動表

截至二〇〇二年十二月三十一日止年度

	附註	2002 港幣千元	2001 港幣千元
於一月一日之總權益，如前呈報		3,144,101	2,983,408
僱員應享假期撥備之影響	25	(49,476)	(42,657)
於一月一日之總權益，經重列		3,094,625	2,940,751
換算海外附屬公司、共同控制實體及聯營公司財務報表之匯兌差額	25	5,789	(19,457)
未於損益帳確認之收益/(虧損)淨額		5,789	(19,457)
本年度溢利	25	589,918	589,431
股息	25	(416,100)	(416,100)
於十二月三十一日之總權益		3,274,232	3,094,625

綜合現金流量表

截至二〇〇二年十二月三十一日止年度

	附註	2002	經重列 2001
		港幣千元	港幣千元
經營活動			
經營產生之現金流入淨額	32(a)	783,695	710,024
支付利息		(27,036)	(28,580)
支付香港利得稅		(78,716)	(96,828)
支付海外稅項		(9,801)	(10,491)
經營活動之現金流入淨額		668,142	574,125
投資活動			
購置固定資產		(663,443)	(881,291)
在證券之投資		-	(3,009)
贖回在證券之投資		50,789	58,073
提取/(增加)超過三個月到期之銀行存款		1,212	(38)
貸款予承資公司/共同控制實體		(94)	(10,536)
在一共同控制實體之投資		-	(12,800)
在一聯營公司之投資		(6,785)	-
出售固定資產		4,636	3,577
收取利息		7,169	51,566
投資活動之現金流出淨額		(606,516)	(794,458)
理財前之現金流入/(流出)淨額		61,626	(220,333)
理財活動	32(b)		
長期銀行貸款		2,205	20,972
融資租賃承擔		-	765
短期貸款		59,968	91,592
償還長期銀行貸款、其他貸款、應付票據及融資租賃承擔		(22,747)	(16,710)
償還短期貸款		(91,592)	(66,908)
償還一少數股東之貸款		(1,156)	-
解除/(增加)抵押銀行存款		5,516	(1,284)
派發股息		(416,100)	(416,100)
理財活動之現金流出淨額		(463,906)	(387,673)
減少現金及現金等價物		(402,280)	(608,006)
一月一日之現金及現金等價物		549,916	1,147,688
外幣匯率變動之影響		(4,274)	10,234
十二月三十一日之現金及現金等價物		143,362	549,916

	附註	2002 港幣千元	經重列 2001 港幣千元
現金及現金等價物結餘之分析			
現金及銀行結存		362,150	671,850
銀行透支		(45,970)	(37,579)
須於三個月內償還之短期貸款		(172,818)	(84,355)
		143,362	549,916

帳目附註

1 主要會計政策

編制此等帳目所採用之主要會計政策如下：

(a) 編制基準

本帳目乃按照香港普遍採納之會計原則及香港會計師公會頒布之準則編制。帳目並依據歷史成本常規法編制。

於本年度，本集團採納下列由香港會計師公會頒布之會計準則，該等會計準則於二〇〇二年一月一日或以後開始之會計期間生效：

會計準則第 1 號(經修訂)：「財務報表之呈報」
會計準則第 11 號(經修訂)：「外幣換算」
會計準則第 15 號(經修訂)：「現金流量表」
會計準則第 33 號：「終止經營」
會計準則第 34 號(經修訂)：「僱員福利」

因採納會計準則第 1 號(經修訂)及會計準則第 15 號(經修訂)，部份帳目之呈報方式已作出相應變動。

本集團會計政策上之改變及採納此等新政策之影響載列如下：

(b) 集團會計

(i) 綜合帳目

綜合帳目包括本公司及各附屬公司截至十二月三十一日止之帳目。附屬公司指本公司直接或間接控制董事會之組成、超過半數投票權或持有過半數發行股本之公司。

在年內購入或售出之附屬公司，其業績由收購生效日起計或計至出售生效日止列入綜合損益帳內。

所有本集團內公司間之重大交易及結餘已於綜合帳目時對銷。

出售附屬公司之收益或虧損指出售所得之收入與本集團應佔該公司資產淨值之差額，連同之前並未在綜合損益帳內支銷或入帳之任何未攤銷商譽或負商譽，或已在儲備記帳之商譽／負商譽。

少數股東權益指外界股東在附屬公司之經營業績及資產淨值中擁有之權益。

在本公司之資產負債表內，附屬公司之投資以成本值扣除減值虧損準備入帳。本公司將附屬公司之業績按已收及應收股息入帳。

(ii) 共同控制實體

共同控制實體指本集團與其他人士以合約協議方式共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面之控制權。

綜合損益帳包括本集團應佔共同控制實體本年度業績，而綜合資產負債表則包括本集團應佔共同控制實體之資產淨值及收購產生之商譽／負商譽(扣除累計攤銷)。

(iii) 聯營公司

聯營公司為附屬公司或共同控制實體以外，本集團持有其股權作長期投資，並對其管理具有重大影響力之公司。

綜合損益帳包括本集團應佔聯營公司之本年度業績，而綜合資產負債表則包括本集團應佔聯營公司之資產淨值及收購產生之商譽／負商譽(扣除累計攤銷)。

當在聯營公司之投資帳面值到達零，便不再採用權益會計法，除非本集團就該聯營公司已產生承擔或有擔保之承擔。

1　主要會計政策（續）

(iv) 外幣換算

以外幣爲本位之交易，均按交易當日之匯率折算。於結算日以外幣顯示之貨幣資產與負債則按結算日之匯率折算。由此產生之匯兌差異均計入損益帳。

附屬公司、共同控制實體及聯營公司以外幣顯示之資產負債表均按結算日之匯率折算，而損益帳則按平均匯率折算。兌換附屬公司、共同控制實體及聯營公司的淨投資及屬資本性質的集團內公司往來結存所產生之匯兌差異則作儲備變動入帳。

在以往年度，海外企業之損益帳均以結算日之匯率折算。這構成會計政策之變動，但由於有關變動對本年度及上年度之影響不大，故並無將海外企業在以往年度之損益換算重列。

(c) 商譽

商譽指收購成本超出於收購日本集團應佔所收購附屬公司、共同控制實體及聯營公司淨資產公平值之數額。

於二〇〇一年一月一日或以後產生之收購商譽計入無形資產，並於其估計可用年期以直線法攤銷。

於二〇〇一年一月一日前產生之收購商譽已於儲備中對銷。若該商譽有耗蝕，所產生之任何減值均記入損益帳。

(d) 固定資產

(i) 在建工程

在建工程按成本(包括發展、工程費用、利息及其他與工程有關之直接開支減董事局認爲有需要之累積減值虧損後)列帳。在建工程不作折舊準備。

(ii) 其他固定資產

其他固定資產(即樓宇、租賃房屋裝修、廣播及轉播器材、傢具及裝置及車輛)以成本值減累積折舊及累積減值虧損後列帳。

永久業權土地不作折舊，其他固定資產則以直線法於其估計可用年限內將其成本值減累積減值虧損撇銷。主要之折舊年率如下：

樓宇	2.5% - 5%
租賃房屋裝修	以剩餘租期計算
廣播及轉播器材	7% - 20%
傢具、裝置及器材	10% - 33.3%
車輛	10% - 25%

裝修改良支出均資本化，並按其對本集團之預計可用年期折舊。

(iii) 減值與出售盈虧

在每年結算日，均須研究內外資訊以評估在建工程及其他固定資產項內之資產是否出現減值。如有跡象顯示資產出現減值，則估計資產之可收回價值，及(如適用)將減值虧損入帳以將資產減至其可收回價值。此等減值虧損在損益帳入帳。

出售固定資產(在建工程除外)之收益或虧損指出售所得收入淨額與資產帳面值之差額，並於損益帳入帳。

1 主要會計政策（續）

(iv) 融資租賃之資產

「融資租賃」是指將擁有資產之風險及回報基本上全部轉讓予本集團之租賃。融資租賃在開始時按租賃資產之公平值或最低租賃付款之現值(以較低者爲準)撥充資本。每期租金均分攤爲資本及財務費用，以達到資本結欠額之常數比率。相應租賃承擔在扣除財務費用後計入長期負債內。財務費用於租約期內在損益帳中支銷。

以融資租賃持有之資產按資產之估計可用年限或租約期(以較短者爲準)計算折舊。

(e) 在證券之投資

(i) 持至到期日之證券

持至到期日之證券在資產負債表內按成本值加/減任何截至該日止已攤銷之折讓/溢價。折讓或溢價按截至到期日之期間攤銷，並在損益帳中列作利息收益／支出項目。如出現非短期性之減值，將撥出準備。

個別持至到期日之證券之帳面值均於結算日檢討，以評估有關之信貸風險及其帳面值能否收回。倘若預期帳面值無法收回，則作出撥備，並在損益帳列作開支支銷。

(ii) 投資證券

投資證券按成本值減任何減值虧損準備列帳。

個別投資之帳面值在每個結算日均作檢討，以評估其公平值是否已下跌至低於其帳面值。假如下跌並非短期性，則有關證券之帳面值須削減至其公平值。減值虧損在損益帳中列作開支。當引致撇減或撇銷之情況及事件不再存在，而有可信證據顯示新的情況和事件會於可預見將來持續，則將此項減值虧損撥回損益帳。

(f) 節目及影片版權

節目按成本減開支及董事局認爲需要之準備後列帳。成本包括直接開支及應佔部份之製作費用。節目成本會按本地免費電視市場及海外節目發行及分銷作出分配。在前者情況出現時，成本會於首次播映時支銷，而在後者情況出現時，成本會於首次分銷予分銷商時支銷。而衛星頻道的節目則根據董事局認爲合理之一條公式，按其播放次數(最多播放三次)支銷其成本。

影片版權按成本減開支及董事局認爲需要之準備後列帳。影片版權則根據一條公式按其協議可播映之次數支銷其成本。

(g) 盤存

盤存包括解碼器材、錄影帶、影像光碟及消耗性供應品，按成本或可變現淨值二者以較低者入帳。影像光碟之成本以加權平均法計算而其他盤存之成本以先進先出法計算。可變現淨值乃按預計售價扣除估計銷售費用計算。

(h) 貿易應收款

凡被視爲屬呆帳之貿易應收款，均提撥準備。在資產負債表內列帳之貿易應收款已扣除有關之準備金。

(i) 現金及現金等價物

現金及現金等價物按成本在資產負債表內列帳。在現金流量表中，現金及現金等價物包括手頭現金、銀行通知存款及於購入後三個月內到期之現金投資及銀行透支及須於三個月內償還之短期貸款。

1 主要會計政策（續）

(j) 僱員福利

(i) 僱員應享假期

僱員享有年假之權利在僱員應享有時確認。本集團爲截至結算日止僱員已提供之服務而產生之年假之估計負債作出撥備。

僱員之病假及產假或陪妻分娩假不作確認，直至僱員正式休假爲止。

在以往年度，本集團並無就僱員年假作出撥備。採納會計準則第34號(經修定)意味著已對僱員年假之準備作出追溯調整，因此，所呈列之比較數字經已重列。

如綜合權益變動表及附註25(a)所詳述，採納會計準則第34號(經修定)令二〇〇一年及二〇〇二年一月一日本集團之期初保留盈餘分別減少港幣42,657,000元及港幣49,476,000元，此爲僱員年假之準備，但之前並無在二〇〇〇年及二〇〇一年十二月三十一日確認。在二〇〇一年十二月三十一日之資產負債表顯示流動負債已增加港幣51,544,000元及少數股東權益已減少港幣2,068,000元。在截至二〇〇一年十二月三十一日止之損益帳中支銷之金額已增加了港幣6,819,000元。

如附註25(b)所詳述，採納會計準則第34號(經修定)令二〇〇一年及二〇〇二年一月一日本公司之期初保留盈餘分別減少港幣35,662,000元及港幣41,172,000元，此爲僱員年假之準備，但之前並無在二〇〇〇年及二〇〇一年十二月三十一日確認。在二〇〇一年十二月三十一日之資產負債表顯示流動負債已增加港幣41,172,000元。在截至二〇〇一年十二月三十一日止之損益帳中支銷之金額已增加了港幣5,510,000元。

(ii) 退休金責任

本集團在世界多個地點營運多項界定福利及界定供款退休計劃，計劃之資產一般由獨立管理之基金持有。

所有香港之長期職員、臨時職員、以個人名義簽約的全職藝員(不包括歌星及以部頭簽約的藝員)，而其服務期限滿六十日或以上者(統稱「合資格人士」)都合資格加入強積金計劃。本集團爲長期及臨時職員作出之強積金計劃供款包括強制性及自願性供款兩部份。強制性供款是以個別職員「有關入息」之5%計算，但設上限每月爲港幣1,000元，而自願性供款則以個別職員基本月薪之10%減去強制性供款計算。本集團爲全職藝員的供款以藝員「有關入息」之5%計算，但設上限每月爲港幣1,000元。「有關入息」包括薪金、工資、有薪假期、費用、佣金、花紅、酬金及津貼(不包括房屋津貼/福利、任何補償金及長期服務金)。所有合資格人士而其「有關入息」每月爲港幣4,000元或以上者，須將其「有關入息」之5%，或爲每月以港幣1,000元爲上限作強制性供款。合資格人士亦可在強制性供款以外，選擇作出自願性供款。合資格人士在全數享有強積金計劃供款前離職，僱主自願性供款會根據歸屬比例退還予本集團。

除台灣外，爲部份海外員工而設之退休計劃皆爲界定供款計劃，其供款率則視當地慣例及規例而定。而台灣員工則爲界定福利退休計劃之成員。退休成本採用預計單位貸記法評估：根據精算師就計劃每年進行的全面估值的建議，提供退休金的成本在損益帳扣除，令定期成本分攤至僱員服務年期，而員工則毋須供款。退休責任爲估計未來現金流出量之現值，利用高質公司債券及證券平均市場收益率計算。精算盈虧按僱員平均尙餘服務年期確認。

所有計劃之成本均於供款相關期內在損益帳支銷。

(k) 遞延稅項

遞延稅項乃爲計算應課稅溢利及帳目內所述溢利之時差而按現行稅率作出準備，並預料此等負債或資產需於可預見將來支付或收取。

1 主要會計政策（續）

(l) 或然負債

或然負債指因為過往事件而可能引起之承擔，而其存在只能就本集團控制範圍以外之一宗或多宗不確定未來事件之出現而確認。或然負債亦可能是因為過往事件引致之現有承擔，但由於可能不需要有經濟資源流出，或承擔金額未能可靠衡量而未有記帳。

或然負債不會確認，但會在帳目附註中披露。假若資源流出之可能性改變導致可能出現資源流出，則確認為負債。

(m) 收入之記帳

扣除佣金後之廣告收益會於廣告播出後入帳。

銷售節目版權之收益根據合約條款決定以合約時限平均攤分或在交付有關節目時入帳。

經營衛星及收費電視網絡的訂戶收費以合約時限用直線法攤分以配合交付服務所定之時間。收取訂戶預繳收費會計入資產負債表內之貿易應付款及其他應付款及應計費用中之預收訂戶收費。

租賃錄影帶及銷售雜誌之收益在交付貨品時入帳。銷售動畫製作之收益根據動畫節目之完成階段累積入帳。衛星訊號上傳、放送及其他服務之收益在提供服務時入帳。

股息收入在收取股息之權利確定時入帳。

利息收入在考慮未償還本金額及適用利率後按時間比例確認。

(n) 經營租賃

「經營租賃」是指擁有資產之風險及回報基本上全部由出租公司保留之租賃。根據經營租賃付出之款項在扣除出租公司付予之任何獎勵金後，於租賃期內以直線法在損益帳中支銷。

(o) 借貸成本

凡直接與購置、興建或生產某項資產(該資產必須經過頗長時間籌備以作預定用途或出售)有關之借貸成本，均資本化為資產之部份成本。所有其他借貸成本均於發生之年度內在損益帳支銷。

(p) 分部報告

按照本集團之內部財務報告，本集團已決定將業務分部資料作為主要報告形式，而地區分布資料則以次要報告形式呈列。

分部資產主要包括固定資產、盤存、應收款項及經營現金，不包括之項目主要為在證券之投資。分部負債指經營負債，而不包括例如稅項及借款。資本開支包括固定資產(附註12)的添置。

至於地區分部報告，銷售額乃按照客戶所在國家計算。總資產及資本開支按資產所在地計算。

2 營業額、收益及分部資料

本集團之主要業務為免費電視廣播及節目製作、節目發行及分銷、海外衛星收費電視業務、頻道業務及其他相關業務。

營業額包括扣除佣金後之廣告淨收入、版權收益、訂戶收費、與及來自衛星訊號上傳及放送服務、錄影帶租賃、銷售動畫產品及雜誌之收益。

其他收益包括利息收入、廣告製作收入、商品推銷收入、經理人收費、服務收費及設施租賃收費。

2 營業額、收益及分部資料（續）

於本年度入帳的各項主要收益如下：

	2002 港幣千元	2001 港幣千元
營業額		
扣除佣金後之廣告淨收入	2,192,488	2,460,850
版權收益	476,884	471,194
訂戶收費	382,868	240,087
其他	124,121	109,186
	3,176,361	3,281,317
減：預扣稅項	(14,499)	(16,687)
	3,161,862	3,264,630
其他收益		
利息收入	7,786	49,868
其他	33,297	33,305
	41,083	83,173
總收益	3,202,945	3,347,803

主要報告形式 — 業務分部資料

本集團於世界各地經營五項主要業務分部：

免費電視廣播 — 免費播放電視節目及招收廣告及節目製作
節目發行及分銷 — 提供電視節目予家庭錄影帶市場及海外電視業者
海外衛星收費電視業務 — 提供衛星收費電視服務予美國、歐洲及澳洲之訂戶
頻道業務 — 於中國內地、台灣及其他地方編制及分銷電視頻道
其他業務 — 動畫製作、商品分銷服務、互聯網入門網、雜誌出版、衛星訊號上傳及放送服務及其他有關服務

本集團分部之間交易主要包括節目及影片版權發行及提供服務。節目及影片版權發行之條款與第三方訂立之條款相似。提供服務之收費是以成本加成法計算或與第三方訂立之條款相似。

次要報告形式 — 地區分部資料

雖然本集團五項業務分部在世界各地經營，但銷售額來自八個主要地區：

香港 — 免費電視廣播及節目製作、互聯網入門網及雜誌出版
台灣 — 有線電視頻道服務
美國及加拿大 — 電視節目發行及分銷及衛星收費電視業務
澳洲 — 電視節目發行及分銷及衛星收費電視業務
歐洲 — 電視節目發行及分銷及衛星收費電視業務
中國內地 — 電視節目發行及分銷及衛星電視頻道服務
馬來西亞及新加坡 — 電視節目發行及分銷
其他國家 — 主要爲電視節目發行及分銷

地區分部之間並無任何銷售。

帳目附註（續）

2 營業額、收益及分部資料（續）

主要報告形式 — 業務分部資料

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
	2002	2002	2002	2002	2002	2002	2002
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額(附註)							
對外之銷售	1,783,203	484,119	189,360	583,976	121,204	–	3,161,862
分部間之銷售	–	127,210	5,391	15,445	50,294	(198,340)	–
	1,783,203	611,329	194,751	599,421	171,498	(198,340)	3,161,862
分部業績(附註)	489,252	327,886	(60,943)	(26,601)	5,112	843	735,549
融資成本							(21,945)
應佔溢利減虧損							
共同控制實體	–	–	–	(23,089)	(5,014)		(28,103)
聯營公司	–	–	–	(1,250)	–		(1,250)
除稅前溢利							684,251
稅項							(90,064)
除稅後溢利							594,187
少數股東權益							(4,269)
股東應佔溢利							589,918
分部資產	3,036,291	252,140	109,028	573,100	195,001		4,165,560
共同控制實體投資	–	–	–	61,861	19,018		80,879
聯營公司投資	–	–	–	25,685	–		25,685
在證券之投資	–	3	–	3,157	1,538		4,698
承資公司借款	–	10,887	–	–	–		10,887
未分配資產							10,257
總資產							4,297,966
分部負債	252,708	92,494	87,068	160,125	37,025		629,420
未分配負債							393,890
總負債							1,023,310
資本開支	608,020	10,336	12,615	20,258	16,365		667,594
折舊	62,802	6,115	16,869	54,929	26,396		167,111

附註：上述業務分部包括部份正值起動階段之業務(即開始商業營運不多於五年)而其各自之營業額及業績分析如下：

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
營業額	–	–	118,084	49,424	25,825		193,333
經營虧損	–	–	(54,771)	(61,767)	(6,921)		(123,459)

2 營業額、收益及分部資料（續）

主要報告形式 — 業務分部資料（續）

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
	經重列	經重列	經重列	經重列	經重列	經重列	經重列
	2001	2001	2001	2001	2001	2001	2001
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額(附註)							
對外之銷售	2,027,515	455,730	162,556	491,287	127,542	-	3,264,630
分部間之銷售	1,169	119,335	5,075	13,418	49,527	(188,524)	-
	2,028,684	575,065	167,631	504,705	177,069	(188,524)	3,264,630
分部業績(附註)	681,814	283,225	(98,880)	(135,823)	(35,551)	2,572	697,357
融資成本							(23,163)
應佔溢利減虧損							
共同控制實體	-	-	-	(9,857)	(6,297)		(16,154)
聯營公司	-	-	-	4,942	-		4,942
除稅前溢利							662,982
稅項							(111,133)
除稅後溢利							551,849
少數股東權益							37,582
股東應佔溢利							589,431
分部資產	2,733,845	264,778	129,782	556,397	205,270		3,890,072
共同控制實體投資	-	-	-	80,816	23,937		104,753
聯營公司投資	-	-	-	19,247	-		19,247
在證券之投資	49,825	3	-	3,009	1,538		54,375
承資公司借款	-	10,824	-	-	-		10,824
未分配資產							148,109
總資產							4,227,380
分部負債	349,213	105,410	89,422	190,451	46,632		781,128
未分配負債							351,627
總負債							1,132,755
資本開支	812,987	2,574	15,016	15,321	41,635		887,533
折舊	72,633	6,903	16,660	52,796	24,676		173,668

附註：上述業務分部包括部份正值起動階段之業務(即開始商業營運不多於五年)而其各自之營業額及業績分析如下：

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
營業額	-	-	90,333	25,692	76,280		192,305
經營虧損	-	-	(92,098)	(86,856)	(43,665)		(222,619)

2 營業額、收益及分部資料（續）

次要報告形式 — 地區分部資料

	營業額	分部業績	總資產	資本開支
	2002	2002	2002	2002
	港幣千元	港幣千元	港幣千元	港幣千元
香港	1,878,652	487,384	3,240,485	630,255
台灣	570,445	62,812	529,068	19,764
美國及加拿大	193,678	48,131	122,477	2,909
澳洲	48,320	(37,608)	26,228	2,766
歐洲	81,744	7,792	43,239	9,074
中國內地	86,140	22,548	46,282	608
馬來西亞及新加坡	267,055	126,199	106,526	–
其他國家	35,828	18,291	51,255	2,218
	3,161,862	735,549	4,165,560	667,594
共同控制實體投資			80,879	
聯營公司投資			25,685	
在證券之投資			4,698	
承資公司借款			10,887	
未分配資產			10,257	
總資產			4,297,966	

	營業額	分部業績	總資產	資本開支
		經重列		
	2001	2001	2001	2001
	港幣千元	港幣千元	港幣千元	港幣千元
香港	2,120,443	641,001	2,941,810	857,013
台灣	498,213	(35,902)	516,015	13,915
美國及加拿大	188,881	10,888	134,073	6,648
澳洲	30,535	(52,666)	34,853	4,911
歐洲	85,627	5,082	46,401	3,812
中國內地	72,190	20,233	38,420	1,234
馬來西亞及新加坡	232,186	102,078	135,099	–
其他國家	36,555	6,643	43,365	–
	3,264,630	697,357	3,890,036	887,533
共同控制實體投資			104,753	
聯營公司投資			19,247	
在證券之投資			54,375	
承資公司借款			10,824	
未分配資產			148,145	
總資產			4,227,380	

3 經營溢利

經營溢利已計入及扣除下列項目：

	2002 港幣千元	2001 港幣千元
計入		
節目及影片版權準備之撇回	–	13,900
出售固定資產收益	148	–
匯兌收益淨額	893	–
扣除		
核數師酬金	2,724	2,472
節目、影片版權及盤存成本	1,031,083	1,139,144
折舊－自置固定資產	166,842	173,413
折舊－租賃固定資產	269	255
出售固定資產虧損	–	12,342
經營租賃：		
－器材及轉發器	113,051	125,334
－土地及樓宇	113,996	118,640
匯兌虧損淨額	–	3,460
員工成本，不包括董事酬金(附註4)	1,131,437	1,217,113

4 員工成本

	2002 港幣千元	2001 港幣千元
薪酬工資	1,050,853	1,129,634
未用年假	772	7,288
退休成本 — 界定供款計劃	76,382	77,272
退休成本 — 界定福利計劃	3,430	2,919
	1,131,437	1,217,113

5 董事酬金

	2002 港幣千元	2001 港幣千元
董事袍金	3,605	3,623
酌情發放之花紅	1,400	1,500
爲一董事作出退休金供款	240	240
	5,245	5,363

董事酬金內已包括支付予獨立非執行董事之酬金爲港幣115,000元(2001：港幣133,000元)。

支付董事之酬金總額詳情分析如下：

酬金組別	按酬金組別計算之董事人數	
	2002	2001
港幣 0元－港幣1,000,000元	8	8
港幣4,000,001元－港幣4,500,000元	1	1
	9	9

年內一名董事，羅仲炳先生放棄公司給予之董事及行政委員會成員酬金爲數達港幣85,000元(2001：港幣85,000元)。

6 五位最高薪酬人士

本年度本集團內五名最高薪酬人士包括一位(2001：一位)董事之酬金已如附註五分析。其餘四位(2001：四位)最高薪酬人士之酬金詳情如下：

	2002 港幣千元	2001 港幣千元
薪金及津貼	13,089	13,530
花紅	2,149	2,746
退休金	1,006	1,028
	16,244	17,304

支付此等人士之酬金總額詳情分析如下：

酬金組別	按酬金組別計算之人士人數	
	2002	2001
港幣2,500,001元－港幣3,000,000元	1	–
港幣3,500,001元－港幣4,000,000元	1	2
港幣4,000,001元－港幣4,500,000元	1	1
港幣5,500,001元－港幣6,000,000元	1	1
	4	4

7 融資成本

	2002 港幣千元	2001 港幣千元
銀行透支、銀行貸款及其他貸款之利息		
－須於五年內全部償還	18,710	19,572
－毋須於五年內全部償還	3,180	3,539
融資租賃之利息	55	52
已支付地價之利息	4,151	6,242
借貸成本總額	26,096	29,405
減：在建工程資本化之數額	(4,151)	(6,242)
	21,945	23,163

在建工程資本化之借貸成本之資本化比率為每年6.75%(2001：每年6.75%)。

8 稅項

香港利得稅乃按照本年度估計應課稅溢利以稅率16%(2001：16%)提撥準備。海外利得稅則按照本年度估計應課稅溢利依本集團經營業務地區之現行稅率計算。

在綜合損益帳支銷之稅項如下：

	2002 港幣千元	2001 港幣千元
香港利得稅	80,841	94,493
海外稅項	4,434	8,369
往年度準備不足/(剩餘)	1,563	(44,821)
遞延稅項(附註27)	3,226	53,092
	90,064	111,133

遞延稅項於年內並無重大而未作出準備/未確認之潛在負債/資產(2001：無)。

9 股東應佔溢利

為數港幣466,856,000元(2001經重列：港幣617,747,000元)之股東應佔溢利經列入公司帳目內計算。

10 股息

	2002 港幣千元	2001 港幣千元
已派中期股息每普通股港幣0.20元(2001：港幣0.20元)	87,600	87,600
擬派末期股息每普通股港幣0.75元(2001：港幣0.75元)	328,500	328,500
	416,100	416,100

於二○○三年三月二十六日舉行之會議上，董事宣派末期股息每普通股港幣0.75元。此項擬派股息並無於本帳目中列作應付股息，惟將於截至二○○三年十二月三十一日止年度列作保留盈餘分派。

帳目附註（續）

11 每股盈利

每股盈利乃按集團之股東應佔溢利港幣589,918,000元(2001經重列：港幣589,431,000元)及截至二○○二年及二○○一年十二月三十一日止年度已發行股份爲438,000,000股計算。

12 固定資產

(a) 本集團

	在建工程	土地及樓宇	租賃房屋裝修	廣播及轉播器材	傢具、裝置及器材	車輛	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
成本							
二○○二年一月一日	981,915	139,712	218,915	1,264,137	313,129	32,574	2,950,382
匯兌差異	-	5,145	2,444	17,302	3,080	368	28,339
添置	339,626	1,399	11,721	288,999	19,447	6,402	667,594
出售	-	-	(4,705)	(35,285)	(10,870)	(788)	(51,648)
二○○二年十二月三十一日	1,321,541	146,256	228,375	1,535,153	324,786	38,556	3,594,667
累積折舊							
二○○二年一月一日	-	8,698	177,279	850,884	235,044	24,777	1,296,682
匯兌差異	-	240	1,194	8,000	1,731	218	11,383
本年度折舊	-	2,262	14,692	113,671	30,330	6,156	167,111
出售撥回	-	-	(4,665)	(34,530)	(7,177)	(788)	(47,160)
二○○二年十二月三十一日	-	11,200	188,500	938,025	259,928	30,363	1,428,016
帳面淨值							
二○○二年十二月三十一日	1,321,541	135,056	39,875	597,128	64,858	8,193	2,166,651
二○○一年十二月三十一日	981,915	131,014	41,636	413,253	78,085	7,797	1,653,700

附註：

(i) 於二○○二年十二月三十一日，傢具、裝置及器材租賃資產之帳面淨值爲港幣107,000元(2001：港幣266,000元)及車輛租賃資產之帳面淨值爲港幣112,000元(2001：港幣186,000元)。

(ii) 於二○○二年十二月三十一日，帳面淨值爲港幣106,597,000元(2001：港幣114,789,000元)之固定資產，已爲本集團之短期貸款及長期負債作抵押。

(iii) 在建工程之費用包括已支付在香港登記、租約期限介乎十至五十年，位於將軍澳第39地段的地價及於年結時尚未完成之樓宇發展開支。

(iv) 於二○○二年十二月三十一日，在建工程及其他固定資產之資本化利息分別爲港幣17,788,000元(2001：港幣13,637,000元)及港幣5,157,000元(2001：港幣5,157,000元)。

(v) 於年結時，爲數達港幣198,697,000元(2001：港幣218,000元)之廣播及轉播器材因未開始使用而沒有作出折舊準備。

12 固定資產（續）

(a) 本集團（續）

(vi) 本集團在土地及樓宇之權益(按其帳面淨值)分析如下：

	2002 港幣千元	2001 港幣千元
在海外，永久業權	116,317	111,173
在香港，十至五十年租約	18,739	19,841
	135,056	131,014

(b) 本公司

	在建工程 港幣千元	租賃房屋裝修 港幣千元	廣播及轉播器材 港幣千元	傢具、裝置及器材 港幣千元	車輛 港幣千元	總數 港幣千元
成本						
二〇〇二年一月一日	981,915	147,180	720,754	208,754	25,087	2,083,690
添置	339,626	–	258,475	7,476	2,443	608,020
轉自附屬公司	–	–	–	55	–	55
出售	–	–	(6,313)	(1,294)	(788)	(8,395)
二〇〇二年十二月三十一日	1,321,541	147,180	972,916	214,991	26,742	2,683,370
累積折舊						
二〇〇二年一月一日	–	142,338	607,519	180,147	20,275	950,279
本年度折舊	–	2,421	43,689	14,178	2,514	62,802
轉自附屬公司	–	–	–	30	–	30
出售撥回	–	–	(6,108)	(1,195)	(788)	(8,091)
二〇〇二年十二月三十一日	–	144,759	645,100	193,160	22,001	1,005,020
帳面淨值						
二〇〇二年十二月三十一日	1,321,541	2,421	327,816	21,831	4,741	1,678,350
二〇〇一年十二月三十一日	981,915	4,842	113,235	28,607	4,812	1,133,411

附註：

(i) 在建工程之費用包括已支付在香港登記、租約期限介乎十至五十年，位於將軍澳第39地段的地價及於年結時尚未完成之樓宇發展開支。

(ii) 於二〇〇二年十二月三十一日，在建工程之資本化利息爲港幣17,788,000元(2001：港幣13,637,000元)。

(iii) 於年結時，爲數達港幣198,697,000元(2001：港幣218,000元)之廣播及轉播器材因未開始使用而沒有作出折舊準備。

13 附屬公司

	本公司	
	2002	2001
	港幣千元	港幣千元
非上市股份，按成本值	693	443
應收附屬公司帳款(附註)	554,304	763,495
應付附屬公司帳款(附註)	(56,545)	(5,462)
	498,452	758,476

附註：應收或應付附屬公司之帳款爲無抵押、免息及無限定還款期。

附屬公司詳情列於附註36。

14 共同控制實體

	本集團	
	2002	2001
	港幣千元	港幣千元
應佔資產淨值	61,861	85,829
貸款予一共同控制實體(附註a)	19,018	18,924
	80,879	104,753
非上市股份，按成本值	160,565	160,565

附註：

(a) 共同控制實體之貸款爲無抵押、免息及無限定還款期。

(b) 共同控制實體詳情如下：

名稱	註冊地點	主要業務及經營地點	佔擁有權
星際傳播股份有限公司	台灣	衛星數碼電視廣播服務／台灣	40%
上海新视线互动多媒体有限公司	中華人民共和國	互聯網入門網／中國內地	50%

15 聯營公司

	本集團	
	2002	2001
	港幣千元	港幣千元
應佔資產淨值	25,685	19,247
非上市股份，按成本值	39,419	32,634

聯營公司詳情如下：

名稱	註冊地點	主要業務及經營地點	持有之已發行股份詳情	佔擁有權
TVB3 Network Company Limited	泰國	電視製作及提供節目服務／泰國	普通股每股泰幣10銖	40.00%
英特發股份有限公司	台灣	出版雜誌／台灣	普通股每股新台幣10元	35.26%

16 在證券之投資

	本集團		本公司	
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
持至到期日之債務證券(附註a)	–	49,825	–	49,825
投資證券(附註b)	4,698	4,550	–	–
	4,698	54,375	–	49,825
列爲流動資產之一年內到期金額	–	(49,825)	–	(49,825)
	4,698	4,550	–	–

以上項目之分析如下：

(a) 持至到期日之債務證券

	2002	2001	2002	2001
債務證券，按已攤銷值				
海外上市	–	49,825	–	49,825
列爲流動資產之一年內到期債務證券	–	(49,825)	–	(49,825)
	–	–	–	–
上市債務證券市值	–	50,099	–	50,099

(b) 投資證券

	2002	2001	2002	2001
股本證券，按成本值				
非上市	20,140	19,989	–	–
減：減值虧損準備	(15,442)	(15,439)	–	–
	4,698	4,550	–	–

17 承資公司借款

	本集團	
	2002	2001
	港幣千元	港幣千元
承資公司借款	48,940	48,869
減：準備	(38,053)	(38,045)
	10,887	10,824

承資公司之借款，除港幣6,313,000元(2001：港幣6,275,000元)之借款是附息並按加拿大最優惠利率加2%外，其他借款是無抵押、免息及無限定還款期。董事已就被視爲未能收回之款項作出撥備。

18 盤存

於二〇〇二年十二月三十一日及二〇〇一年十二月三十一日，所有盤存以成本列帳。

19 貿易應收款及其他應收款、預付款及按金

	本集團		本公司	
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
應收款:				
共同控制實體	53	–	–	–
聯營公司	2,751	2,257	–	–
承資公司	1,922	275	–	–
有關連人士(附註a)	64,856	15,763	–	–
貿易應收款(附註b)	773,939	1,008,866	522,254	654,332
減：呆帳準備	(59,058)	(72,891)	(35,257)	(38,835)
預付款、按金及其他應收款	180,879	192,697	86,241	99,316
	965,342	1,146,967	573,238	714,813

附註：

(a) 於二〇〇二年十二月三十一日，本集團爲取得部份短期貸款，將有關連人士應收款港幣13,096,000元(2001：無)作抵押。

(b) 本集團採取信貸政策管理，爲本集團大部份符合信貸評估標準的客戶提供四十日至六十日之平均信貸期，其餘客戶則需貨到付款、預付款或須銀行擔保。

19 貿易應收款及其他應收款、預付款及按金（續）

於二〇〇二年十二月三十一日，貿易應收款包括應收聯營公司、一承資公司及有關連人士之貿易款項之帳齡分析如下：

	本集團		本公司	
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
即期	406,356	451,738	245,108	274,422
一至兩個月	182,887	276,536	137,153	212,551
二至三個月	119,576	131,018	88,789	95,830
三至四個月	59,209	52,573	33,789	34,766
四至五個月	18,893	20,932	6,745	10,666
五個月以上	46,135	78,601	10,670	26,097
	833,056	1,011,398	522,254	654,332
貿易應收款：				
第三方	773,939	1,008,866	522,254	654,332
聯營公司、一承資公司及有關連人士	59,117	2,532	–	–
	833,056	1,011,398	522,254	654,332

20 貿易應付款及其他應付款及應計費用

	本集團		本公司	
		經重列		經重列
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
應付款：				
共同控制實體	2,993	3,369	–	–
聯營公司	16,698	27,983	–	–
有關連人士	31,718	48,845	–	–
貿易應付款	130,612	163,603	96,644	117,759
其他應付款及應計費用	393,787	493,525	156,064	231,454
	575,808	737,325	252,708	349,213

於二〇〇二年十二月三十一日，貿易應付款包括應付共同控制實體、聯營公司及有關連人士之貿易款項之帳齡分析如下：

	本集團		本公司	
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
即期	98,645	159,783	61,194	114,228
一至兩個月	45,117	41,435	26,100	2,146
二至三個月	14,207	21,645	8,526	878
三至四個月	3,711	6,878	732	98
四至五個月	3,173	6,045	33	394
五個月以上	17,122	7,449	59	15
	181,975	243,235	96,644	117,759

20 貿易應付款及其他應付款及應計費用（續）

	本集團		本公司	
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
貿易應付款：				
第三方	130,612	163,603	96,644	117,759
共同控制實體、聯營公司及有關連人士	51,363	79,632	–	–
	181,975	243,235	96,644	117,759

21 銀行存款及透支

(a) 於二〇〇二年十二月三十一日，本集團已將港幣1,618,000元(2001：港幣7,134,000元)之銀行存款抵押，以擔保授予本集團之若干銀行融資及信貸額。

(b) 於二〇〇二年十二月三十一日，銀行透支港幣45,970,000元爲無抵押。於二〇〇一年十二月三十一日，銀行透支港幣37,579,000元是以港幣2,575,000元之流動資產及帳面淨值港幣11,868,000元之固定資產作抵押。

22 短期貸款

	本集團		本公司	
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
短期銀行貸款，有抵押	85,122	14,980	–	–
短期銀行貸款，無抵押	147,664	156,755	30,000	–
其他短期貸款，無抵押	–	4,212	–	–
	232,786	175,947	30,000	–

23 退休金責任

	本集團	
	2002	2001
	港幣千元	港幣千元
責任：		
－退休金 － 界定供款計劃(附註 a)	6,640	6,863
－退休金 － 界定福利計劃(附註 b)	7,642	6,224
	14,282	13,087

23 退休金責任（續）

附註：

(a) 退休金 — 界定供款計劃

沒收供款港幣4,370,000元(2001：港幣4,697,000元)已於年內動用。

於年結時應付供款合計爲港幣6,640,000元(2001：港幣6,863,000元)，並列於其他應付款及應計費用內。

(b) 退休金 — 界定福利計劃

本集團根據台灣有關法例設有一界定福利退休計劃，爲當地合資格之員工提供福利。

此退休計劃爲按照最終薪金計算之界定福利計劃。此等注資計劃之資產獨立於本集團之資產，透過中央信託基金用作投資。此計劃每年由合資格精算師採用預計單位貸記法估值。羅兵咸永道會計師事務所爲台灣之界定福利計劃作出最近一次截止二〇〇二年十二月三十一日止之評估。此估值顯示福利計劃可用之資產淨額足可支付過往服務之累積負債。

在資產負債表確認之金額按下列方式釐定：

	本集團	
	2002	2001
	港幣千元	港幣千元
注資責任之現值	21,278	14,445
計劃資產之公平值	(11,214)	(8,221)
	10,064	6,224
未確認精算虧損	(2,422)	–
資產負債表內之負債	7,642	6,224

在損益帳確認之金額如下：

	本集團	
	2002	2001
	港幣千元	港幣千元
現有服務成本	3,197	2,695
利息成本	580	545
計劃資產之預計回報	(347)	(321)
合計(列於員工成本內)(附註4)	3,430	2,919

在資產負債表確認之負債變動如下：

	本集團	
	2002	2001
	港幣千元	港幣千元
於一月一日	6,224	6,244
匯兌差異	297	(594)
總支出 — 如上列示	3,430	2,919
已付供款	(2,309)	(2,345)
於十二月三十一日	7,642	6,224

23 退休金責任（續）

所用之主要精算假設如下：

	本集團	
	2002	2001
	%	%
折讓率	4.00	4.25
計劃資產之預期回報率	3.25	4.00
未來薪酬之預期增長率	3.00	3.00

24 股本

	每股面值港幣0.05元之普通股數目	面值
		港幣千元
法定：		
二〇〇二年一月一日及二〇〇二年十二月三十一日	1,300,000,000	65,000
發行及實收：		
二〇〇二年一月一日及二〇〇二年十二月三十一日	438,000,000	21,900

25 儲備

(a) 本集團

	股份溢價	普通儲備	資本儲備	法定儲備	外匯浮動儲備	資本贖回儲備	保留盈餘	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇一年一月一日，如前呈報	602,026	70,000	1,171	7,468	3,435	40,118	2,237,290	2,961,508
僱員應享假期撥備之影響（附註1(j)(i)）	-	-	-	-	-	-	(42,657)	(42,657)
二〇〇一年一月一日，經重列	602,026	70,000	1,171	7,468	3,435	40,118	2,194,633	2,918,851
綜合帳目後所得								
一附屬公司	-	-	-	-	(8,302)	-	-	(8,302)
一共同控制實體	-	-	-	-	(9,613)	-	-	(9,613)
一聯營公司	-	-	-	-	(1,542)	-	-	(1,542)
匯兌差異	-	-	-	-	5,557	-	(5,557)	-
本年度溢利，經重列	-	-	-	-	-	-	589,431	589,431
二〇〇〇年已派末期股息	-	-	-	-	-	-	(328,500)	(328,500)
二〇〇一年已派中期股息（附註10）	-	-	-	-	-	-	(87,600)	(87,600)
二〇〇一年十二月三十一日	602,026	70,000	1,171	7,468	(10,465)	40,118	2,362,407	3,072,725
相當於								
二〇〇一年擬派末期股息							328,500	
其他							2,033,907	
二〇〇一年十二月三十一日保留盈餘							2,362,407	
本公司及附屬公司	602,026	70,000	1,171	7,468	4,928	40,118	2,415,096	3,140,807
共同控制實體	-	-	-	-	(13,259)	-	(44,608)	(57,867)
聯營公司	-	-	-	-	(2,134)	-	(8,081)	(10,215)
二〇〇一年十二月三十一日	602,026	70,000	1,171	7,468	(10,465)	40,118	2,362,407	3,072,725

25 儲備（續）

(a) 本集團（續）

	股份溢價	普通儲備	資本儲備	法定儲備	外匯浮動儲備	資本贖回儲備	保留盈餘	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇二年一月一日，如前呈報	602,026	70,000	1,171	7,468	(10,465)	40,118	2,411,883	3,122,201
僱員應享假期撥備之影響（附註1(j)(i))	-	-	-	-	-	-	(49,476)	(49,476)
二〇〇二年一月一日，經重列	602,026	70,000	1,171	7,468	(10,465)	40,118	2,362,407	3,072,725
綜合帳目後所得								
一附屬公司	-	-	-	-	751	-	-	751
一共同控制實體	-	-	-	-	4,135	-	-	4,135
一聯營公司	-	-	-	-	903	-	-	903
匯兌差異	-	-	-	-	2,807	-	(2,807)	-
本年度溢利	-	-	-	-	-	-	589,918	589,918
二〇〇一年已派末期股息(附註10)	-	-	-	-	-	-	(328,500)	(328,500)
二〇〇二年已派中期股息(附註10)	-	-	-	-	-	-	(87,600)	(87,600)
二〇〇二年十二月三十一日	**602,026**	**70,000**	**1,171**	**7,468**	**(1,869)**	**40,118**	**2,533,418**	**3,252,332**
相當於								
二〇〇二年擬派末期股息							328,500	
其他							2,204,918	
二〇〇二年十二月三十一日保留盈餘							**2,533,418**	
本公司及附屬公司	602,026	70,000	1,171	7,468	8,486	40,118	2,608,158	3,337,427
共同控制實體	-	-	-	-	(9,124)	-	(65,784)	(74,908)
聯營公司	-	-	-	-	(1,231)	-	(8,956)	(10,187)
二〇〇二年十二月三十一日	**602,026**	**70,000**	**1,171**	**7,468**	**(1,869)**	**40,118**	**2,533,418**	**3,252,332**

25 儲備（續）

(b) 本公司

	股份溢價	普通儲備	資本贖回儲備	保留盈餘	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇一年一月一日，如前呈報	602,026	70,000	40,118	2,212,218	2,924,362
僱員應享假期撥備之影響(附註1(j)(i))	-	-	-	(35,662)	(35,662)
二〇〇一年一月一日，經重列	602,026	70,000	40,118	2,176,556	2,888,700
本年度溢利，經重列	-	-	-	617,747	617,747
二〇〇〇年已派末期股息	-	-	-	(328,500)	(328,500)
二〇〇一年已派中期股息(附註10)	-	-	-	(87,600)	(87,600)
二〇〇一年十二月三十一日	602,026	70,000	40,118	2,378,203	3,090,347
相當於					
二〇〇一年擬派末期股息				328,500	
其他				2,049,703	
二〇〇一年十二月三十一日保留盈餘				2,378,203	
二〇〇二年一月一日，如前呈報	602,026	70,000	40,118	2,419,375	3,131,519
僱員應享假期撥備之影響(附註1(j)(i))	-	-	-	(41,172)	(41,172)
二〇〇二年一月一日，經重列	602,026	70,000	40,118	2,378,203	3,090,347
本年度溢利	-	-	-	466,856	466,856
二〇〇一年已派末期股息(附註10)	-	-	-	(328,500)	(328,500)
二〇〇二年已派中期股息(附註10)	-	-	-	(87,600)	(87,600)
二〇〇二年十二月三十一日	**602,026**	**70,000**	**40,118**	**2,428,959**	**3,141,103**
相當於					
二〇〇二年擬派末期股息				328,500	
其他				2,100,459	
二〇〇二年十二月三十一日保留盈餘				**2,428,959**	

根據一附屬公司之當地法律規章，此附屬公司須將若干出售固定資產之收益及視作出售其聯營公司權益之收益轉撥至資本儲備。出售固定資產收益之資本儲備只可用以彌補經營虧損及轉為股本。視作出售其聯營公司權益之收益之資本儲備只可用以彌補經營虧損。

根據一附屬公司之當地法律，此附屬公司須將每年之淨收益，扣除累積虧損後之10%保留作為法定儲備，直至該儲備累積至股本總額為止。法定儲備只可用以彌補經營虧損及轉為股本。

25 儲備（續）

本集團之資本贖回儲備及股份溢價帳是根據香港公司條例之規定而設立。

根據香港公司條例第79B條計算，本公司於二〇〇二年十二月三十一日之可供分派儲備(包括保留盈餘及普通儲備)為港幣2,498,959,000元(2001經重列：港幣2,448,203,000元)。

26 長期負債

	本集團	
	2002	2001
	港幣千元	港幣千元
貸款及應付票據		
一無抵押	–	910
一有抵押	76,626	91,652
	76,626	92,562
融資租賃承擔	462	591
	77,088	93,153
列為流動負債之一年內應償還額	(21,499)	(20,911)
	55,589	72,242

以上項目之分析如下：

	2002	2001
銀行貸款		
一須於五年內全部償還	51,160	62,574
一毋須於五年內全部償還	20,988	24,507
	72,148	87,081
其他貸款及應付票據		
一須於五年內全部償還	4,478	5,481
	76,626	92,562
融資租賃承擔		
一須於五年內全部償還	462	591
	77,088	93,153
列為流動負債之一年內應償還額	(21,499)	(20,911)
	55,589	72,242

26 長期負債（續）

於二〇〇二年十二月三十一日，本集團之銀行貸款、其他貸款及應付票據(不包括融資租賃負債)之還款期如下：

	銀行貸款		其他貸款及應付票據	
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
一一年內	21,208	19,736	102	1,004
一第二年	8,818	19,444	111	102
一第三至第五年	21,133	23,394	4,265	4,375
一五年以上	20,989	24,507	–	–
	72,148	87,081	4,478	5,481

於二〇〇二年十二月三十一日，本集團之融資租賃負債之還款期如下：

	本集團	
	2002	2001
	港幣千元	港幣千元
一一年內	245	223
一第二年	245	223
一第三至第五年	57	274
	547	720
融資租賃之未來融資支出	(85)	(129)
融資租賃負債之現值	462	591

融資租賃負債之現值如下：

	2002	2001
一一年內	189	171
一第二年	211	171
一第三至第五年	62	249
	462	591

27 遞延稅項

	本集團		本公司	
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
一月一日	52,438	(776)	59,245	7,470
轉自損益帳(附註 8)	3,226	53,092	4,269	51,775
匯兌差異	(58)	122	-	-
十二月三十一日	55,606	52,438	63,514	59,245
帳中已撥準備:				
可免稅之加速折舊	59,491	49,673	62,483	54,262
其他時間差別	(3,885)	2,765	1,031	4,983
	55,606	52,438	63,514	59,245

28 或有負債

	本集團		本公司	
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
作出擔保以取得銀行融資予:				
一附屬公司	-	-	86,825	120,096
一一承資公司	1,551	5,611	-	-
爲一附屬公司取得履約債券作出擔保(附註 a)	88,000	88,000	88,000	88,000
	89,551	93,611	174,825	208,096

附註:

(a) 於二〇〇〇年十二月五日,香港特別行政區政府(「政府」)發出收費電視牌照(「牌照」)予本公司一全資附屬公司。按照其中一項牌照條件,附屬公司已向廣播事務管理局交出由銀行發出數額港幣88,000,000元之履約債券予政府。此履約債券是要確保附屬公司會遵照牌照條款開展本地收費電視服務的責任。本公司已向發出此履約債券之銀行作出擔保。

(b) 於二〇〇二年七月十八日,本公司前附屬公司 — 銀河衛星廣播有限公司(「銀河衛星」)遭Americom Asia-Pacific, LLC(「AAP」)在倫敦入稟法院,追討銀河衛星尙未繳付爲數達美金1,132,235元之衛星轉發器服務費,上述欠款是根據雙方在二〇〇〇年九月訂立有關GE-1A衛星轉發器服務協議之條款計算。AAP其後撤回索償,因此不會對本集團之財務有重大影響。

(c) 管理層預計上述來自日常業務之銀行擔保及其他擔保不會產生重大負債。

29 資本承擔

購買固定資產之承擔數目如下：

	本集團		本公司	
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
經批准惟未簽約	191,550	651,314	138,497	565,773
經簽約惟未撥備	414,174	646,946	382,645	631,681
	605,724	1,298,260	521,142	1,197,454

上述未包括本集團在共同控制實體之應佔購買固定資產之承擔如下：

	本集團	
	2002	2001
	港幣千元	港幣千元
經批准惟未簽約	–	98
經簽約惟未撥備	2	42
	2	140

30 經營租賃承擔

於二〇〇二年十二月三十一日，本集團根據不可撤銷之經營租賃而於未來支付之最低租賃付款總額如下：

	本集團		本公司	
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
土地及樓宇				
一第一年內	106,986	110,690	91,531	96,879
一第二至第五年內	64,700	159,095	38,866	130,752
一五年後	34	–	–	–
	171,720	269,785	130,397	227,631
器材及轉發器				
一第一年內	92,673	138,945	–	–
一第二至第五年內	256,375	401,091	–	–
一五年後	112,501	142,733	–	–
	461,549	682,769	–	–
	633,269	952,554	130,397	227,631

31 電視廣播牌照

本公司乃根據香港特別行政區政府(「政府」)發牌之條款經營，而該牌照已於二〇〇〇年十一月三十日到期。由於數碼免費電視之發牌及監管政策仍未完成，本公司獲政府續牌三年至二〇〇三年十一月三十日。政府已於二〇〇一年十月起開始檢討程序並於二〇〇二年決定續牌予本公司。牌照已於二〇〇二年十一月十二日頒發，有效期十二年，由二〇〇三年十二月一日起生效，並需於二〇〇九年接受中期檢討。

32 綜合現金流量表附註

(a) 經營溢利與經營產生之現金流入淨額對帳：

	2002 港幣千元	經重列 2001 港幣千元
經營溢利	735,549	697,357
折舊	167,111	173,668
出售固定資產(收益)/虧損	(148)	12,342
利息收入	(7,786)	(49,868)
匯兌差異	(10,412)	3,458
營運資金變動前之經營溢利	884,314	836,957
增加節目、影片版權及盤存	(122,738)	(43,183)
減少/(增加)貿易應收款及其他應收款、預付款及按金	181,278	(40,204)
減少貿易應付款及其他應付款及應計費用	(160,577)	(28,624)
增加/(減少)退休金責任－界定福利計劃	1,418	(20)
減少應計政府專利稅	-	(14,902)
經營產生之現金流入淨額	783,695	710,024

(b) 年內融資變動情況分析：

	少數股東權益 港幣千元	股本(包括溢價) 港幣千元	長期銀行貸款 港幣千元	其他貸款及應付票據 港幣千元	融資租賃承擔 港幣千元	短期貸款 港幣千元
二〇〇一年一月一日結存，如前呈報	45,256	623,926	91,239	5,624	-	190,234
僱員應享假期撥備之影響（附註1(j)(i)）	(1,599)	-	-	-	-	-
二〇〇一年一月一日結存，經重列	43,657	623,926	91,239	5,624	-	190,234
匯兌差異	(6,075)	-	(8,680)	(57)	-	-
本年度償還額	-	-	(16,450)	(86)	(174)	(190,234)
本年度增添額	-	-	20,972	-	765	175,947
	(6,075)	-	(4,158)	(143)	591	(14,287)
少數股東權益應佔虧損，經重列	(37,582)	-	-	-	-	-
二〇〇一年十二月三十一日結存	-	623,926	87,081	5,481	591	175,947

32 綜合現金流量表附註（續）

	少數股東權益	股本（包括溢價）	長期銀行貸款	其他貸款及應付票據	融資租賃承擔	短期貸款
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇二年一月一日結存，如前呈報	2,068	623,926	87,081	5,481	591	175,947
僱員應享假期撥備之影響（附註1(j)(i)）	(2,068)	-	-	-	-	-
二〇〇二年一月一日結存，經重列	-	623,926	87,081	5,481	591	175,947
匯兌差異	(2,689)	-	4,414	10	53	-
本年度償還額	-	-	(21,552)	(1,013)	(182)	(175,947)
本年度增添額	-	-	2,205	-	-	232,786
償還一少數股東之貸款	(1,156)	-	-	-	-	-
	(3,845)	-	(14,933)	(1,003)	(129)	56,839
少數股東權益應佔虧損	4,269	-	-	-	-	-
二〇〇二年十二月三十一日結存	**424**	**623,926**	**72,148**	**4,478**	**462**	**232,786**

33 重大有關連人士交易

本集團在正常業務範圍內進行之重大有關連人士交易摘要如下：

(a) 由一九九二年五月五日起，本公司之主要股東－邵氏兄弟(香港)有限公司(「邵氏」)已根據一項製作管理協議提供其位於香港之若干製作設施予本公司。於二〇〇一年一月三十一日，本公司與邵氏訂立一項新的製作管理協議，由二〇〇一年二月一日起至二〇〇三年一月三十一日止，為期兩年。每月費用為港幣445,000元。本公司於二〇〇二年內已付之費用為港幣5,345,000元(2001：港幣5,345,000元)。此外，本公司於二〇〇二年已付港幣88,000元(2001：港幣89,000元)予邵氏作為償還該等製作設施之政府差餉。

(b) 於一九九七年五月十九日及一九九七年十二月十五日，本公司與邵氏分別訂立兩項租賃協議，據此，邵氏出租若干辦公室及泊車位予本公司。此兩項租賃協議之租賃期分別由一九九七年七月一日及一九九七年十一月一日起至二〇〇五年六月三十日止。本公司於二〇〇二年內已付之租金為港幣17,732,000元(2001：港幣17,732,000元)。

(c) 於二〇〇一年三月三十日，本公司與 Chevalier (Network Solutions) Limited (「CNSL」) 訂立意向書，內容有關CNSL向本公司之新電視廣播城供應、安裝及保養PABX及結構電纜網路，整筆費用為港幣20,526,000元，並會以分期方式支付。CNSL之控股公司之控權股東亦為本公司之董事。載有意向書所載條款之正式合約已於二〇〇一年十一月訂立。本公司於二〇〇二年內已付之數額為港幣8,664,000元(2001：港幣1,328,000元)。

(d) Era Films (Hong Kong) Limited (「Era Films」) 已透過其代理 Red River Agents Limited (「Red River」) 按本公司不時向廣告商刊發之價目表之條款及條件，向本公司購買本公司於香港之頻道之廣告時段。Era Films 及 Red River 均為本公司一非全資附屬公司－聯意製作股份有限公司(「聯意」)之少數股東－年代網際事業股份有限公司(「年代」)之聯繫人士。本公司於二〇〇二年內出售廣告時段予 Era Films 之累算收益為港幣1,766,000元(2001：港幣1,130,000元)。

33 重大有關連人士交易(續)

(e) 聲寶—樂聲(香港)有限公司(「聲寶—樂聲」)已透過其代理 Thematic Advertising Limited 及 Standard Advertising HK Limited(兩者均為獨立第三方及不與本公司相關連)按本公司不時向廣告商刊發之價目表之條款及條件，向本公司購買本公司於香港之頻道之廣告時段。聲寶—樂聲其中一名股東及其家屬控制聲寶—樂聲50%之投票權亦為本公司之董事。本公司於二〇〇二年內出售廣告時段予聲寶—樂聲之累算收益為港幣1,926,000元(2001：港幣3,124,000元)。

(f) 由一九九五年一月一日起，年代已充任聯意之獨家分銷商，在台灣分銷聯意之有線電視頻道，並負責代表聯意收取因播放其電視節目之所得收益。於二〇〇〇年十一月十六日，訂約方把該分銷協議續期兩年，由二〇〇一年三月一日起生效。於二〇〇二年三月十三日，聯意與年代就分銷協議訂立增補協議，以更改由二〇〇二年一月一日起聯意應付年代之佣金金額。聯意於二〇〇二年內已支付年代之費用為港幣10,769,000元(2001：港幣7,133,000元)。

(g) 由一九九五年起，年代已於聯意經營之有線電視頻道，以及由聯意代理招攬廣告之頻道或雜誌訂購廣告。聯意於二〇〇二年內收取之數額為港幣2,921,000元(2001：港幣7,364,000元)。

(h) 由一九九五年起，聯意已充任年代之市場推廣代理，為年代在台灣經營之若干電視頻道招攬廣告。於二〇〇一年七月十二日，訂約方把該協議續期一年，由二〇〇一年七月一日起生效。根據協議，聯意將從第三方廣告商透過聯意在年代所經營頻道上播放廣告而產生的廣告收入總額中扣除15%作為佣金，餘款則按月以現金支付予年代。訂約方之間同意聯意將不會就以非現金代價支付費用的廣告收取任何佣金。聯意於二〇〇二年內收取之數額(未扣除大額回扣)為港幣19,681,000元(2001：港幣33,236,000元)。聯意於二〇〇二年內付予第三方廣告商之大額回扣數額為港幣20,340,000元(2001：港幣23,502,000元)。

(i) 由一九九八年八月一日起，年代已為聯意在台灣提供光纖網路服務。於二〇〇二年七月二十五日，訂約方把該協議續期六個月，由二〇〇二年七月一日起生效。根據新協議，年代會以每路光纖線為港幣29,000元之月費(不包括銷售稅)為聯意提供十四路光纖線。聯意於二〇〇二年內付予年代之費用為港幣6,591,000元(2001：港幣9,681,000元)。

(j) 由二〇〇〇年十月二十八日起，聯意已為年代以港幣1,299,000元之月費在台灣提供衛星設備及技術服務及年代已為聯意以港幣646,000元之月費在台灣提供中繼頻道衛星節目信號服務。上述月費皆不包括5%之銷售稅。於二〇〇一年十二月二十七日，訂約方把該協議按相同條款及條件續期一年，由二〇〇二年一月一日起生效。於二〇〇二年內，聯意收取年代之費用為港幣15,586,000元(2001：港幣14,748,000元)，而聯意付予年代之數額則為港幣7,754,000元(2001：港幣7,337,000元)。

(k) 由一九九九年七月一日起，聯意已充任其聯營公司—英特發股份有限公司(「英特發」)之廣告代理，為英特發在台灣出版及分銷之刊物招攬廣告，並負責業務規劃。據此，聯意可收取(扣除以非現金代價支付廣告之現金等值後)廣告收益之某一特定百分比作為佣金。於二〇〇二年四月十一日，訂約方把該協議按相同條款及條件續期一年，由二〇〇二年一月一日起生效。聯意於二〇〇二年內收取之收益為港幣5,849,000元(2001：港幣7,761,000元)。

(l) 聯意與一共同控制實體—星際傳播股份有限公司(「星際」)已訂立數項協議，內容有關星際提供衛星傳送服務予聯意。聯意於二〇〇二年內支付予星際之服務費用為港幣10,213,000元(2001：港幣9,692,000元)。

(m) 於一九九九年四月十六日，本公司一全資附屬公司—電視廣播(國際)有限公司(「電視廣播(國際)」)同意分租部份衛星轉發器容量予年代。此分租協議其後為二〇〇〇年一月十三日訂立之修訂協議所取代，內容有關更改出租月費及把合約期限改由二〇〇〇年一月一日起開始至二〇〇六年三月三十一日止終止。於二〇〇一年四月二十八日，電視廣播(國際)與年代就經修訂協議訂立一項增補協議，據此，訂約方同意由二〇〇一年三月一日起把電視廣播(國際)分租予年代之轉發器容量由27兆赫減至13.5兆赫。電視廣播(國際)於二〇〇二年內收取年代之費用為港幣5,167,000元(2001：港幣9,571,000元)。

33 重大有關連人士交易（續）

(n) 於二〇〇〇年六月三十日，本公司一全資附屬公司 — TVB(Overseas)Limited(「TVBO」)與年代訂立總製作協議，據此，TVBO爲年代製作若干節目，由一九九九年七月一日起生效，爲期一年。於二〇〇一年一月五日，訂約雙方同意把該協議由二〇〇〇年七月一日起以相同條款及條件續期一年，惟開拓該等節目之影像光碟權益亦需撥歸年代。TVBO於二〇〇二年內並無收取年代任何費用(2001：港幣5,656,000元)。

(o) 於一九九五年十月八日，TVBO就由一九九六年十月一日起至二〇〇一年九月三十日止期間，提供技術、管理、營業及市場支援服務予本公司一非全資附屬公司少數股東之聯繫人士 — MEASAT Broadcast Network Systems Sdn. Bhd. (「MBNS」)而與MBNS訂立多項協議。於二〇〇一年五月三十日，TVBO與MBNS訂立增補協議，使該等協議之條款可引伸適用於MBNS及MBNS之全資附屬公司 — All Asia Programming Systems(BVI)Ltd. (「AAPS」)所收購之新頻道。TVBO於二〇〇二年內並無累算收入(2001：港幣11,730,000元)。

(p) 於一九九五年十月七日，TVBO與AAPS訂立主要供應協議，據此，TVBO需由一九九六年十月一日起至二〇〇一年九月三十日止期間，提供節目予AAPS在馬來西亞分銷。於一九九五年十月八日，TVBO 與 MBNS 及AAPS訂立分特許協議，據此，AAPS 批予 MBNS 節目經銷權。於一九九七年十二月八日，訂約方訂立若干增補協議以補充當時之安排。於二〇〇一年五月三十日，TVBO與AAPS及MBNS訂立函件協議，據此，協議中之條款作出多項變動，其中包括應付服務費用，擴展節目經銷地域至汶萊，若干與伸展服務予酒店及商業用戶及更換節目有關之安排。TVBO於二〇〇二年內之累算收入爲港幣904,000元(2001：港幣38,403,000元)。

(q) 於二〇〇一年五月三十日，TVBO與MBNS及AAPS訂立提供電視頻道協議，據此，TVBO需由一九九九年十一月一日起至二〇〇一年九月三十日止期間，提供一條電視頻道予AAPS(其後AAPS再批分特許權予MBNS)於馬來西亞及汶萊分銷。TVBO於二〇〇二年內並無累算收入(2001：港幣14,748,000元)。

(r) 於二〇〇一年九月三十日，本公司兩家全資附屬公司 — 電視廣播(國際)及TVB Satellite TV Entertainment Limited(「TVBSE」)與MBNS訂立交易備忘錄，內容有關(i)電視廣播(國際)向MBNS批出有關在馬來西亞及汶萊之收費電視經銷若干中文節目之權利及(ii)TVBSE就若干電視頻道之廣告銷售及贊助事宜向MBNS提供由二〇〇一年十月一日起生效，爲期三年之服務。根據交易備忘錄，MBNS可將上述特許權利轉批予其聯屬公司或關連公司。訂約方其後同意把交易備忘錄由二〇〇二年四月十六日起終止。電視廣播(國際)及TVBSE於二〇〇二年內之累算總收入爲港幣34,337,000元(2001：港幣24,518,000元)。

(s) 於二〇〇二年五月二十一日，電視廣播(國際)與MBNS訂立交易備忘錄，據此，電視廣播(國際)會由二〇〇二年四月十六日起至二〇〇四年九月三十日止期間，於馬來西亞及汶萊以獨家形式提供電視節目予MBNS擁有及經營之頻道播放。電視廣播(國際)於二〇〇二年內之累算收入爲港幣47,736,000元(2001：無)。

(t) 於二〇〇二年六月二十五日，電視廣播(國際)以聯意之代理身分與MBNS訂立交易備忘錄，授權MBNS由二〇〇二年四月十六日起至二〇〇四年九月三十日止期間，可透過由MBNS及其聯屬公司於馬來西亞及汶萊經營之收費電視服務獨家播放一條華語頻道。聯意於二〇〇二年內之累算收入爲港幣15,566,000元(2001：無)。

(u) 於二〇〇二年六月二十六日，TVBSE與MBNS訂立交易備忘錄，內容有關由二〇〇二年四月十六日起至二〇〇四年九月三十日止期間，提供兩條華語頻道予MBNS，使其及其聯屬公司可於馬來西亞及汶萊經營之收費電視服務播放該等頻道。TVBSE於二〇〇二年內之累算收入爲港幣11,722,000元(2001：無)。

(v) 於二〇〇二年七月八日，MBNS 委任TVBSE 由二〇〇二年四月十六日起至二〇〇四年九月三十日止期間爲其廣告代理，負責若干頻道在馬來西亞及汶萊所有廣告及贊助之銷售。TVBSE於二〇〇二年內之累算收入爲港幣16,500,000元(2001：無)。

33 重大有關連人士交易（續）

除上文所述外，其他數額對本集團而言屬不重大之有關連人士交易包括：

—出租設施及辦公室之租金收入，

—新聞報導之分特許權收入，

—提供資訊系統服務之收入，

—電影版權之發行費用，

—製作電視節目之費用，及

—租賃製作地方之租金費用。

34 結算日後事項

(a) 根據一九九九年十一月十一日之合營協議，MEASAT Broadcast Network Systems (BVI) Ltd.(「MBNS(BVI)」)及Home Net N.V.(「HomeNet」)須於二○○一年二月二十一日當日或之前合共額外認購電視廣播出版(控股)有限公司(「電視廣播出版」)九百萬股普通股。電視廣播出版之股東同意押後認購額外股份，而該額外股份其後於二○○一年十一月三十日以未繳股款股份方式分配予MBNS(BVI)及HomeNet，該額外股份並無投票權及股息。於二○○三年二月二十八日，電視廣播出版已收妥由MBNS(BVI)及HomeNet支付未繳股款股份之部份款項合共港幣38,700,000元。隨著MBNS(BVI)及HomeNet支付部份股款後，本集團、MBNS(BVI)及HomeNet分別持有電視廣播出版73.68%、18.42%及7.90%具全面投票權及股息之股份權益。

(b) 於二○○三年二月二十日，本公司之一全資附屬公司與Intelsat Hong Kong,LLC訂立認購及股東協議，以於香港成立一間名為Galaxy Satellite TV Holdings Limited(「Galaxy Holdings」)的合營公司，以及向合營公司出售銀河衛星廣播有限公司(「銀河衛星」)之全部已發行股本，銀河衛星持有由香港特區政府發出之收費電視牌照。進行交易後，本集團已可符合其本地免費電視服務牌照之規定，於二○○三年三月一日之前將其於銀河衛星股本權益之擁有權減持至50%以下。此項交易將會於下一會計年度入帳。

35 帳目之批准

此帳目已於二○○三年三月二十六日經董事局批准。

36 附屬公司

名稱	註冊地點	發行及實收 普通股股本	優先股股本	擁有股份之百分比 本集團	本公司	主要業務
# iTVB Holdings Limited	英屬處女群島	HK$10,000	–	100	100	投資控股
Jade Animation International Limited	百慕達	US$12,000	–	100	100	動畫投資、發行及分銷
動佳有限公司	香港	HK$2	–	100	100	未有營業
OHE Facilities Limited	百慕達	US$20,000	–	100	100	提供節目製作之有關服務
# TVB Investment Limited	百慕達	US$20,000	–	100	100	投資控股
TVB (Overseas) Limited	百慕達	US$12,000	–	100	100	片主、節目發行及投資控股
TVB Satellite TV Holdings Limited	百慕達	US$12,000	–	100	100	投資控股
電視廣播(國際)有限公司	香港	HK$2,000,000	–	100	100	投資控股及節目發行
# TVBO Production Limited	百慕達	US$12,000	–	100	100	片主及節目發行
Capital Empire Limited	英屬處女群島	US$1,000	–	100	–	片主及節目發行
CC Decoders Ltd.	英國	GBP2	–	64	–	提供解碼器材
Condor Entertainment B.V.	荷蘭	EUR18,400	–	100	–	節目發行
# Countless B.V.	荷蘭	EUR18,400	–	100	–	節目發行
# 東方彩視投資股份有限公司	台灣	NT$1,000,000	–	100	–	投資控股
# Extra Profit Holdings Limited	英屬處女群島	HK$1	–	100	–	投資控股
# Fairwork Group Limited	英屬處女群島	US$1,000	–	100	–	投資控股
+ 銀河衛星廣播有限公司	香港	HK$2	–	100	–	提供電視業者之衛星訊號上傳及放送服務
* Golden Star Video Library Sdn. Bhd.	馬來西亞	MYR10,000	–	51	–	暫停營業
# iTVB Limited	英屬處女群島	HK$10,000	–	100	–	投資控股

36 附屬公司（續）

名稱	註冊地點	發行及實收普通股股本	發行及實收優先股股本	擁有股份之百分比本集團	擁有股份之百分比本公司	主要業務
翡翠動畫製作有限公司	香港	HK$500,000	–	100	–	動畫製作及投資控股
# Jade Multimedia International Limited	百慕達	US$12,000	–	100	–	動畫投資、發行及分銷
聯意製作股份有限公司	台灣	NT$880,000,000	–	70	–	電視節目製作、錄影廠租賃及廣告
* Oriental Home Entertainment Inc.	加拿大	CAD100	–	100	–	節目發行及分銷
Peony Holding N.V.	荷屬安地列斯群島	US$100	US$6,000	100	–	投資控股及提供節目製作之有關服務
# Request Investments Limited	英屬處女群島	HK$1	–	100	–	投資控股
# Roverly B.V.	荷蘭	EUR18,400	–	100	–	提供財務貸款
時代華人電視有限公司	香港	HK$4	–	64	–	提供衛星及收費電視節目
The Chinese Channel Limited	英國	GBP1,111	–	64	–	提供節目製作之有關服務
The Chinese Channel (Holdings) Limited	開曼群島	GBP89,640	–	64	–	投資控股
# Toysters Animation International Ltd.	英屬處女群島	US$1,000	–	55	–	未有營業
TVB (Australia) Pty. Ltd.	澳洲	A$5,500,000	–	100	–	提供衛星及收費電視節目
電視廣播制作資源有限公司	香港	HK$10,000	–	100	–	提供節目製作之有關服務
* TVB Holdings (USA) Inc.	美國	US$6,010,000	–	100	–	投資控股及節目發行及分銷
TVB International Limited	香港	HK$10,000	–	100	–	暫停營業
TVB 澳門有限公司	澳門	MOP25,000	–	100	–	提供節目製作之有關服務

36 附屬公司（續）

名稱	註冊地點	發行及實收 普通股 股本	優先股 股本	擁有股份之百分比 本集團	本公司	主要業務
* TVB (Mauritius) Limited	毛里求斯	US$2	–	100	–	投資控股
§ 電視廣播出版(控股)有限公司	香港	HK$8,100,000	–	77.78	–	投資控股
電視廣播出版有限公司	香港	HK$20,000,000	–	77.78	–	出版雜誌
電視廣播(衛星)有限公司	香港	HK$2	–	100	–	提供節目編排及頻道服務
* TVB Satellite Platform, Inc.	美國	US$3,000,000	–	100	–	提供衛星及收費電視節目
TVB Satellite TV Entertainment Limited	百慕達	US$12,000	–	100	–	提供衛星及收費電視節目
# TVB (Shanghai Holdings) Limited	英屬處女群島	US$1	–	100	–	未有營業
TVB (UK) Limited	英國	GBP2	–	100	–	投資控股
* TVB (USA) Inc.	美國	US$10,000	–	100	–	提供衛星及收費電視節目
TVB Video (UK) Limited	英國	GBP1,000	–	100	–	物業租賃
電視廣播互聯網有限公司	香港	HK$2	–	100	–	互聯網入門網
# TVBO Facilities Limited	百慕達	US$12,000	–	100	–	提供節目製作之有關服務
# Zennora Group Limited	英屬處女群島	US$1,000	–	100	–	投資控股
# 翡翠多媒体设计(上海)有限公司	中華人民共和國，有限公司	US$350,000	–	100	–	動畫設計及製作

所有附屬公司均無發行借貸資本。TVB(Overseas)Limited之主要經營地區是在台灣、新加坡、馬來西亞、澳洲、北美洲及歐洲，此外所有附屬公司之註冊地點即其主要經營地區。

* 該等附屬公司帳目非由羅兵咸永道會計師事務所核數。

\# 該等附屬公司帳目未經核數。

§ 於二〇〇一年十一月三十日，電視廣播出版(控股)有限公司以未繳股款股份方式以每股港幣8.60元發行總共9,000,000普通股(每股面值為港幣0.10元)予其少數股東，此等股份於二〇〇二年內並無投票權及股息。

\+ 於二〇〇三年二月二十日，此公司已售予Galaxy Holdings。因此，本集團佔此公司之實際權益減至49%(附註34(b))。





Television Broadcasts Limited

TV City, Clear Water Bay Road, Kowloon, Hong Kong.